 Exhibit 99.1

Annual Information Form
for the year ended December 31, 2024
Dated as of February 26, 2025

AGNICO EAGLE MINES LIMITED ANNUAL INFORMATION FORM
Annual Information Form – Year ended December 31, 2024	i

ii	Annual Information Form – Year ended December 31, 2024

INTRODUCTORY NOTES
INTRODUCTORY NOTES
Currency and Exchange Rates
Currencies: Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) presents its consolidated financial statements in United States dollars. All dollar amounts in this Annual Information Form (“AIF”) are stated in United States dollars (“U.S. dollars”, “$” or “US$”), except where otherwise indicated. Certain information in this AIF is presented in Canadian dollars (“C$”), Australian dollars (“A$”), European Union euros (“euro” or “€”) or Mexican pesos (“MXP”).
Exchange Rates: The following tables set out, in Canadian dollars, the exchange rates for the U.S. dollar, based on the daily average exchange rate for 2020 through 2024, and the daily average exchange rates for February 2025 (to February 21, 2025) and the previous six months, in each case as reported by the Bank of Canada (the “US Exchange Rate”). On February 21, 2025, the US Exchange Rate was US$1.00 equals C$1.4207.
	Year Ended December 31,
	2024	2023	2022	2021	2020
High	1.4416	1.3875	1.3858	1.2942	1.4496
Low	1.3316	1.3128	1.2451	1.2040	1.2718
End of Period	1.4389	1.3226	1.3544	1.2678	1.2732
Average	1.3698	1.3497	1.3013	1.2535	1.3415
	2025			2024
	February (to February 21)	January	December	November	October	September	August
High	1.4603	1.4484	1.4416	1.4082	1.3916	1.3599	1.3858
Low	1.4166	1.4330	1.4038	1.3854	1.3491	1.3462	1.3460
End of Period	1.4207	1.4484	1.4389	1.4010	1.3916	1.3499	1.3491
Average	1.4286	1.4390	1.4240	1.3755	1.3755	1.3546	1.3652
Forward-Looking Statements
Forward-Looking Statements: Certain statements in this AIF, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may occur, are forward-looking statements. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “achieve”, “aim”, “anticipate”, “believe”, “budget”, “commit”, “could”, “estimate”, “expect”, “forecast”, “future”, “guide”, “intend”, “likely”, “may”, “plan”, “potential”, “project”, “schedule”, “should”, “target”, “track”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this AIF include the following:
•
the Company’s outlook for 2025 and future periods, including estimates of metal production, ore grades, ore tonnage, recovery rates, project timelines, drilling targets or results, life of mine, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, capital expenditures, exploration expenditures, other expenses and cash flows;

•
the potential for additional gold production at the Company’s sites, including the Company’s target of one million ounces of gold per year at each of Detour Lake and Canadian Malartic, the “fill the mill” strategy at Canadian Malartic, the potential for the second shaft at Odyssey and plans at Wasamac and Marban Alliance;

•
statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;

•
anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

•
estimates of future capital expenditures, exploration expenditures, development expenditures and other cash needs, and expectations as to the funding thereof;

•
estimated timing and conclusions of studies, analyses and evaluations undertaken by the Company or others;

•
statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect thereto;

•
estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

Annual Information Form – Year ended December 31, 2024	iii

INTRODUCTORY NOTES
•
anticipated timing of events at the Company’s mines, mine development projects and exploration projects, including those relating to funding, construction and commissioning thereof;

•
methods by which ore will be extracted or processed;

•
estimates of future costs and other liabilities for environmental remediation;

•
statements with respect to greenhouse gas emission reduction plans and targets;

•
statements concerning expansion projects, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

•
statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its current or proposed operations and the anticipated timing thereof;

•
statements regarding the sufficiency of the Company’s cash resources;

•
statements regarding anticipated and new legislation and regulations, including with respect to climate change and other environmental matters and estimates of the impact thereof on the Company; and

•
other anticipated trends with respect to the Company’s capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this AIF are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this AIF and in its management’s discussion and analysis for the year ended December 31, 2024 (“Annual MD&A”) dated February 13, 2025 and that is included in its Annual Report on Form 40-F for the year ended December 31, 2024 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, environmental concerns, pandemics, mining or milling issues, political changes, title issues, community protests, including by Indigenous groups, information technology issues, or otherwise; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, euro, Australian dollar, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this AIF and Annual MD&A; that the effects of tariffs will not materially affect the prices or availability of the inputs the Company uses in its operations; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices and availability of key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle; and that governments, the Company or others do not take measures in response to pandemics or other health emergencies, or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business including obtaining necessary supplies and deliver them to its mine sites.
The forward-looking statements in this AIF reflect the Company’s views as at the date of this AIF and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in “Risk Factors” below. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
Meaning of  “including” and “such as”: When used in this AIF, the terms “including” and “such as” mean including and such as, respectively, without limitation.
References to mines, projects and properties: Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, mill and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mill and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the mill and processing operations at the Meadowbank mine and the mining operations at the Amaruq mine. The Goldex complex consists of the mining, mill and processing operations at the Goldex mine and the Akasaba West open pit mine (the “Akasaba West mine”). References to other operations are to the relevant mines, projects or properties, as applicable.
iv	Annual Information Form – Year ended December 31, 2024

INTRODUCTORY NOTES
Presentation of Financial Information
International Financial Reporting Standards: The Company reports its financial results using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company adopted IFRS as its basis of accounting to maintain comparability with other gold mining companies. Unless otherwise specified, all references to financial results herein are to those calculated under IFRS.
Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources
The mineral reserve and mineral resource estimates contained in this AIF have been prepared in accordance with the Canadian securities administrators’ (the “CSA”) National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).
The SEC’s disclosure requirements and policies for mining properties were amended in 2019 to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC’s MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this AIF may not be comparable to similar information disclosed by U.S. companies.
Investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this AIF are or will be economically or legally mineable.
Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is or will ever be economically or legally mineable.
The mineral reserve and mineral resource data set out in this AIF are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See “Operations & Production — Mineral Reserves and Mineral Resources” in this AIF for additional information.
Note to Investors Concerning Certain Measures of Performance
This AIF discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “capital expenditures”, “sustaining capital expenditures”, “development capital expenditures”, “sustaining capitalized exploration”, “development capital exploration”, and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the Annual Financial Statements (as defined below) prepared in accordance with IFRS, and for an explanation of the composition and usefulness of these measures, see the Company’s Annual MD&A and accompanying news release dated February 13, 2025, in both cases under the caption “Non-GAAP Financial Performance Measures” which sections are incorporated herein by reference. Unless otherwise indicated, “total cash costs per ounce” and “all-in sustaining costs per ounce” are reported based on number of ounces produced and on a by-product basis.
Annual Information Form – Year ended December 31, 2024	v

SELECTED FINANCIAL DATA
SELECTED FINANCIAL DATA
The following selected financial data for each of the years in the five-year period ended December 31, 2024 are derived from the consolidated financial statements of Agnico Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company’s operating and financial review and prospects set out in Agnico Eagle’s annual audited consolidated financial statements as of and for the period ended December 31, 2024, including the notes thereto (the “Annual Financial Statements”) and the Annual MD&A.
	Year Ended December 31,
	2024	2023	2022	2021*	2020
	(in thousands of U.S. dollars, other than share and per share information)
Income Statement Data
Revenues from mining operations	8,285,753	6,626,909	5,741,162	3,869,625	3,138,113
Production	3,086,080	2,933,263	2,643,321	1,773,121	1,424,152
Exploration and corporate development	219,610	215,781	271,117	152,514	113,492
Amortization of property, plant and mine development	1,514,076	1,491,771	1,094,691	738,129	631,101
General and administrative	207,450	208,451	220,861	142,003	116,288
(Gain) Loss on derivative financial instruments	155,819	-68,432	90,692	11,103	-107,873
Finance costs	126,738	130,087	82,935	92,042	95,134
Other expenses (income)	69,749	63,557	130,891	21,742	48,234
Environmental remediation	14,719	2,712	10,417	576	27,540
Foreign currency translation (gain) loss	9,383	-328	-16,081	5,672	22,480
Care and maintenance	60,574	47,392	41,895	—	—
Income (loss) before income and mining taxes	2,821,555	2,359,069	1,115,423	932,723	767,565
Income and mining taxes expense	925,974	417,762	445,174	370,778	255,958
Net income (loss) for the year	1,895,581	1,941,307	670,249	561,945	511,607
Net income (loss) per share – basic	3.79	3.97	1.53	2.31	2.12
Net income (loss) per share – diluted	3.78	3.95	1.53	2.30	2.10
Weighted average number of common shares outstanding – basic	499,903,828	488,722,676	437,678,131	243,707,991	241,508,347
Weighted average number of common shares outstanding – diluted	500,861,487	489,912,686	438,533,089	244,732,372	243,072,085
Cash dividends declared per common share	1.60	1.60	1.60	1.40	0.95
Balance Sheet Data (at end of period)
Property, plant and mine development	21,466,499	21,221,905	18,459,400	7,675,595	7,325,418
Total assets	29,987,018	28,684,949	23,494,808	10,216,090	9,614,755
Long-term debt	1,142,956	1,843,086	1,342,070	1,565,223	1,565,241
Reclamation provision	1,085,207	1,073,504	901,836	729,996	667,053
Net assets	20,832,900	19,422,915	16,241,345	5,999,771	5,683,213
Common shares	18,675,660	18,334,869	16,251,221	5,863,512	5,751,479
Shareholders’ equity	20,832,900	19,422,915	16,241,345	5,999,771	5,683,213
Total common shares outstanding	501,729,505	497,299,441	456,465,296	245,001,857	242,884,314

*
Net income for the year ended December 31, 2021 was restated to reflect the retrospective application of International Accounting Standard (IAS) 16 – Property, Plant and Equipment.

Annual Information Form – Year ended December 31, 2024	1

GLOSSARY OF SELECTED MINING TERMS
GLOSSARY OF SELECTED MINING TERMS
For a glossary of selected mining terms used herein, see Schedule B to this AIF.
2	Annual Information Form – Year ended December 31, 2024

CORPORATE STRUCTURE
CORPORATE STRUCTURE
Agnico Eagle Mines Limited is a corporation organized under the Business Corporations Act (Ontario) (the “OBCA”). The Company was formed by articles of amalgamation under the laws of the Province of Ontario on June 1, 1972, as a result of the amalgamation of Agnico Mines Limited (“Agnico Mines”) and Eagle Gold Mines Limited (“Eagle”). Agnico Mines was incorporated under the laws of the Province of Ontario on January 21, 1953 under the name “Cobalt Consolidated Mining Corporation Limited” and changed its name to Agnico Mines Limited on October 25, 1957. Eagle was incorporated under the laws of the Province of Ontario on August 14, 1945.
Since 1972, several corporate alterations have taken place. On August 22, 1972, the Company’s articles were amended to permit the Company to: (i) borrow money on the credit of the Company, (ii) issue, sell or pledge debt obligations and (iii) charge, mortgage or pledge the Company’s property. On June 27, 1980, Articles of Amendment were filed to allow the Company to use the name “Mines Agnico-Eagle Limitée”. On July 5, 1984, the Company’s articles were amended to delete all of the objects of the Company listed and specify that no restrictions apply to the business or powers that the Company may exercise. On July 3, 1986, Articles of Amendment were filed to set the minimum number of directors of the Company at five and the maximum at nine. On July 29, 1988, the Company’s articles were amended to provide that the Company is authorized to issue an unlimited number of shares.
On December 31, 1992, the Company amalgamated with Lucky Eagle Mines Limited. On June 30, 1993, the maximum number of directors of the Company was increased from nine to 12. On January 1, 1996, the Company amalgamated with Goldex Mines Limited and 1159885 Ontario Limited. On October 17, 2001, the Company amalgamated with Mentor Exploration and Development Co. On July 12, 2002, the name of the Company was changed to “Agnico-Eagle Mines Limited/Mines Agnico-Eagle Limitée”. On August 1, 2007, the Company amalgamated with Cumberland Resources Ltd., Agnico-Eagle Acquisition Corporation and Meadowbank Mining Corporation. On May 4, 2010, the maximum number of directors of the Company was increased from 12 to 15.
On January 1, 2011, the Company amalgamated with 1816276 Ontario Inc. (the ultimate successor entity to Comaplex Minerals Corp. (“Comaplex”)). On January 1, 2013, the Company amalgamated with 1886120 Ontario Inc. (the successor corporation to 9237-4925 Québec Inc.). On April 26, 2013, Articles of Amendment were filed to eliminate the hyphen between “Agnico” and “Eagle” and the official name of the Company became “Agnico Eagle Mines Limited/Mines Agnico Eagle Limitée”. On January 1, 2020, the Company amalgamated with 2421451 Ontario Inc, which had previously been part of the holding structure through which the Company held its interest in the Canadian Malartic mine. On January 1, 2022, the Company amalgamated with TMAC Resources Inc. (“TMAC”). On January 1, 2024, the Company amalgamated with Kirkland Lake Gold Ltd. (“KLG”) and St. Andrew Goldfields Ltd.
The Company’s head and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: www.agnicoeagle.com. The information contained on the Company’s website (or any other website referred to herein) is not part of this AIF. The Company’s principal place of business in the United States is located at 1675 E. Prater Way, Suite 102, Sparks, Nevada 89434.
The following chart sets out the corporate structure of the Company, each of its significant subsidiaries and certain other entities, together with the jurisdiction of organization of the Company and each such subsidiary or entity as at February 25, 2025 (all of which are directly or indirectly wholly-owned by the Company, unless otherwise indicated).
Annual Information Form – Year ended December 31, 2024	3

CORPORATE STRUCTURE
* Notes:
1.
Unless otherwise indicated, all ownership interests are 100%. Certain non-100% ownership interests have been rounded.

2.
De minimis interests are held, as indicated, by the following entities:

(a) 1641315 Ontario Inc.(b) Agnico Eagle Mexico, S.A. de C.V.(c) Grupo Agnico Eagle Mexico, S.A. de C.V.
3.
Mine Ownership: Agnico Eagle Mines Limited – La Ronde complex, Canadian Malartic complex (see note 5), Goldex, Detour Lake, Macassa, Meliadine, Meadowbank complex and Hope Bay project
Agnico Eagle Finland Oy – Kittila
Agnico Eagle Mexico, S.A. de C.V. – Pinos Altos, Creston Mascota
Agnico Sonora, S.A. de C.V. – La India
Fosterville Gold Mine Pty Ltd. – Fosterville

4.
Minera de San Nicolás S.A.P.I. de C.V. (“MSN”) – Agnico is earning a 50% interest through funding MSN’s expenditures and, as at the date hereof, currently indirectly holds approximately 13.53% of the issued and outstanding shares of MSN.

5.
In addition to the organizations set out in the chart above, Agnico Eagle Mines Limited holds 100% of the shares of each of Canadian Malartic Corporation and 1000517409 Ontario Inc. Articles of dissolution have been filed for these two entities and all of their respective assets are in the process of being, or have been, transferred to Agnico Eagle Mines Limited, but these entities have not yet been dissolved.

6.
The Company intends to amalgamate Agnico Eagle Abitibi Acquisition Corp. with O3 Mining Inc. as part of a “second step transaction” in order to increase its ownership to 100% of the issued and outstanding common shares of O3 Mining Inc., which it anticipates will occur in the first quarter of 2025.

4	Annual Information Form – Year ended December 31, 2024

DESCRIPTION OF THE BUSINESS
DESCRIPTION OF THE BUSINESS
The Company is a Canadian based and led senior gold mining company, and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.
The Company’s strategy is to deliver high quality growth while maintaining high performance standards in health and safety, environmental matters and social responsibility; build a strong pipeline of projects to drive future production; and employ the best people and motivate them to reach their potential. While the Company’s primary focus is on gold, it monitors opportunities and considers, and has made investments in projects or companies focused on, the exploration, development and mining of, strategic and critical metals including zinc, copper, nickel, and lithium.
The following table sets out the date of acquisition, the date of commencement of construction, the date of achieving commercial production and the estimated mine life for the Company’s operating mines as of the date of this AIF.
	Date of Acquisition(1)	Date of Commencement of Construction(1)	Date of achieving Commercial Production(1)	Estimated Mine Life(2)
LaRonde mine	1992	1985	1988	2034
LZ5	2003	2017	June 2018	2034
Canadian Malartic	June 2014	n/a	n/a	2042
Goldex(3)	December 1993	July 2012	October 2013	2032
Detour Lake(4)	February 2022	n/a	n/a	2052
Macassa(4)	February 2022	n/a	n/a	2031
Meadowbank(5)	April 2007	Pre-April 2007	March 2010	2028
Meliadine	July 2010	2017	May 2019	2032
Fosterville(4)	February 2022	n/a	n/a	2036
Kittila	November 2005	June 2006	May 2009	2036
Pinos Altos	March 2006	August 2007	November 2009	2028
Notes:
(1)
Date when 100% ownership was acquired, other than in respect of Canadian Malartic which is the date when the Company’s initial 50% ownership was acquired (the remaining 50% ownership of Canadian Malartic was acquired on March 31, 2023). At the time the Company’s 50% interest in Canadian Malartic was originally acquired, construction of the Canadian Malartic mine was complete and commercial production had been achieved in May 2011. See “General Description of the Business – Three-Year History – 2022”.

(2)
Estimated end date for gold production based on the Company’s current life of mine plans. The estimated mine life for Macassa includes production from the Macassa Near Surface and the Amalgamated Kirkland (“AK”) projects.

(3)
Construction of infrastructure at Goldex for purposes of mining the Goldex Extension Zone (the “GEZ”) commenced in July 2005 and the GEZ achieved commercial production in August 2008. Mining operations on the GEZ have been suspended since October 2011. In late 2013, mining and production began from the M and E Zones of the Goldex mine. Production from the Akasaba West mine commenced in February 2024.

(4)
The Company acquired 100% ownership of each of Detour Lake, Fosterville and Macassa on February 8, 2022. See “General Development of the Business – Three-Year History – 2022”. At the time each of these mines were acquired, construction was complete and commercial production had been achieved in 2013, 2005 and 1933, respectively.

(5)
Commercial production at the Amaruq mine was achieved in September 2019. Commercial production from the underground operations of the Amaruq mine was achieved on August 1, 2022.

In 2024, the Company had payable gold production of 3,485,336 ounces of gold at production costs per ounce of gold of $885, total cash costs per ounce of gold of $903 and at all-in sustaining costs per ounce of $1,239.
For 2025, the Company expects to produce approximately 3.30 to 3.50 million ounces of gold at total cash costs per ounce of gold between $915 and $965 and at all-in sustaining costs per ounce between $1,250 and $1,300.
See “Introductory Notes – Note to Investors Concerning Certain Measures of Performance” for a discussion of the use of the non-GAAP measures including total cash costs per ounce and all-in sustaining costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production. Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.
Annual Information Form – Year ended December 31, 2024	5

GENERAL DEVELOPMENT OF THE BUSINESS
GENERAL DEVELOPMENT OF THE BUSINESS
Three-Year History
2022
On February 8, 2022, the Company acquired all of the issued and outstanding common shares of Kirkland Lake Gold Ltd. (“KLG”) pursuant to a court-approved plan of arrangement under the OBCA (the “Merger”). At the time, KLG was a Canadian based gold mining company that was listed on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) and the Australian Securities Exchange and held an indirect 100% interest in each of the Detour Lake mine located in Ontario, the Fosterville mine located in Australia and the Macassa mine located in Ontario. Under the terms of the arrangement, each shareholder of KLG (including former holders of KLG CHESS Depositary Interests) received 0.7935 of an Agnico Eagle common share for each KLG share held.
On September 16, 2022, the Company and Teck Resources Limited (“Teck”) entered into an agreement to form a 50/50 joint venture for the San Nicolás copper-zinc development project located in Zacatecas, Mexico. (See “– 2023” below for further information).
On November 8, 2022, the Company, Pan American Silver Corp. (“Pan American”) and Yamana Gold Inc. (“Yamana”) entered into an arrangement agreement pursuant to which Pan American would acquire all the issued and outstanding common shares of Yamana and Yamana would sell the subsidiaries and partnerships that held Yamana’s interest in its Canadian assets to the Company, including Yamana’s 50% interest in the Canadian Malartic mine (the “Yamana Transaction”). (See “– 2023” below for further information).
The following table sets out the Company’s capital expenditures for 2022.
	2022 Capital Expenditures(1) (thousands of $)
			Capitalized Exploration
	Sustaining	Development	Sustaining	Development
LaRonde	$100,111	$72,020	2,068	–
Canadian Malartic (50%)	69,137	115,997	–	12,554
Goldex	23,480	35,136	1,645	3,944
Detour Lake	214,060	148,672	–	31,400
Macassa	29,393	70,468	905	21,707
Meadowbank	86,435	53,393	–	–
Meliadine	58,485	90,859	3,601	2,949
Fosterville	56,131	9,876	213	28,492
Kittila	43,803	50,315	4,996	2,449
Pinos Altos	25,664	26,749	837	–
La India	8,955	6,129	8	–
Other	3,291	16,289	328	3,956
Total Capital Expenditures	$718,945	$695,903	$14,601	$107,451

(1)
Sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration, and development capitalized exploration are non-GAAP measures that are not standardized measures under IFRS. See “Note to Investors Concerning Certain Measures of Performance”.

2023
On March 31, 2023, the Company acquired all of Yamana’s subsidiaries and partnerships that held Yamana’s interests in its Canadian assets on the closing of the Yamana Transaction which included the remaining 50% of Canadian Malartic, a 100% interest in Wasamac, located in the Abitibi region of Quebec, and several other exploration properties located in Ontario and Manitoba. The consideration paid by the Company in the Yamana Transaction consisted of approximately US$1.0 billion in cash and 36,177,931 of its common shares.
On April 6, 2023, Agnico Eagle and Teck formed the joint venture in respect of the San Nicolás copper-zinc development project located in Zacatecas, Mexico by entering into a joint venture shareholders agreement. The agreement provides that Agnico Eagle, through a wholly-owned Mexican subsidiary, will subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (“MSN”) for $580.0 million, to be contributed as study and development costs are incurred by MSN. For governance purposes, the agreement treats Agnico Eagle as a 50% shareholder of MSN regardless of the number of shares that have been issued to Agnico Eagle or its affiliates, except in certain circumstances of default.
6	Annual Information Form – Year ended December 31, 2024

GENERAL DEVELOPMENT OF THE BUSINESS
On April 20, 2023, the Company entered into a credit agreement with two financial institutions that provided a $600 million unsecured term credit facility (the “Term Loan Facility”). The Company drew down the full amount of the Term Loan Facility on April 28, 2023. The Term Loan Facility had a scheduled maturity and all indebtedness was to become due and payable on April 21, 2025. The Term Loan Facility was made available as a single advance in US dollars through Secured Overnight Financing Rate (“SOFR”) and base rate advances, priced at the applicable rate plus a margin that ranged from 0.00% to 2.00%, depending on the Company’s credit rating. Payment and performance of the Company’s obligations under the Term Loan Facility were guaranteed by certain of its material subsidiaries (the “Guarantors” and, together with the Company, each an “Obligor”). The Term Loan Facility contained covenants that limited the actions of an Obligor in the same manner and to the same extent as the Obligors were then limited under the Company’s $1.2 billion revolving credit facility (the “Old Credit Facility”). The Company was also required to maintain a total net debt to EBITDA ratio below a specified maximum value. The events of default under the Term Loan Facility were the same as the events of default under the Old Credit Facility. The Term Loan Facility was subsequently repaid and cancelled – See (See “– 2024” below for further information).
The following table sets out the Company’s capital expenditures for 2023.
	2023 Capital Expenditures(1) (thousands of $)
			Capitalized Exploration
	Sustaining	Development	Sustaining	Development
LaRonde	$81,043	$68,930	$2,038	$–
Canadian Malartic(2)	91,028	160,513	–	9,447
Goldex(3)	25,908	56,977	1,295	2,459
Detour Lake	249,765	140,388	–	32,515
Macassa	43,333	75,125	1,696	26,105
Meadowbank	121,653	80	–	–
Meliadine	67,947	106,953	7,328	11,927
Fosterville	33,751	33,575	895	19,218
Kittila	47,355	26,410	2,184	5,053
Pinos Altos	28,449	4,196	1,692	1,101
Other	247	11,449	–	840
Total Capital Expenditures	$790,479	$684,596	$17,128	$108,665

(1)
Sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration, and development capitalized exploration are non-GAAP measures that are not standardized measures under IFRS. See “Note to Investors Concerning Certain Measures of Performance”.

(2)
Reflects the Company’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% thereafter.

2024
On February 12, 2024, the Company entered into a credit agreement with a group of financial institutions (the “Credit Facility”) that provides a $2.0 billion unsecured revolving credit facility. The Credit Facility includes an uncommitted accordion feature under which the Company may request an increase in the principal amount available under the facility by up to $1.0 billion. On the same day, the Company drew $200 million on the Credit Facility and used the proceeds of such draw to repay and terminate the Old Credit Facility. The Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. The Credit Facility contains customary covenants, limiting certain actions of the Company and its material subsidiaries, and customary events of default for a borrower with the Company’s credit profile. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value. No guarantees of the Company’s obligations under the Credit Facility, except in certain circumstances. For more information, see “Material Contracts – Credit Facility”.
Contemporaneous with the execution of the Credit Facility, the Company amended and restated its $600.0 million unsecured Term Loan Facility to release the guarantees that had previously been delivered by certain of the Company’s subsidiaries, to provide that guarantees may be required in the future on the occurrence of the same circumstances as for the Credit Facility, and to align the covenants and the events of default with the more favourable covenants and events of default under the Credit Facility. For more information, see “Material Contracts – Term Loan”.
On May 1, 2024, the Company announced the renewal of its normal course issuer bid with the TSX.
On July 10, 2024, the Company released its first Reconciliation Action Plan, reinforcing its commitment to reconciliation with Indigenous peoples and communities. In addition, on July 31, 2024, the Company released its 2023 Climate Action Report. In line with the recommendations of the Task Force on Climate-related Financial Disclosures and Towards Sustainable Mining Climate Change protocol, the 2023 Climate Action Report outlines how the Company is addressing climate change risks and opportunities.
Annual Information Form – Year ended December 31, 2024	7

GENERAL DEVELOPMENT OF THE BUSINESS
On December 12, 2024, the Company announced that it had entered into a definitive support agreement pursuant to which the Company agreed to offer to acquire, directly or indirectly, all of the outstanding common shares of O3 Mining (the “O3 Shares”) at a price of C$1.67 per O3 Share in cash by way of a take-over bid (the “O3 Offer”). The O3 Offer was valued at approximately C$204 million on a fully diluted in-the-money basis. O3 Mining’s primary asset is its 100%-owned Marban Alliance property located near Val-d’Or, in the Abitibi region of Québec, and is adjacent to Canadian Malartic. The Marban Alliance property includes the Marban deposit, which is an advanced exploration project.
On December 31, 2024, the Company paid out the final $325 million outstanding under its Term Loan Facility and the Term Loan Facility was terminated as of such date.
The following table sets out the Company’s expected capital expenditures for 2024.
	2024 Capital Expenditures(1) (thousands of $)
			Capitalized Exploration
	Sustaining	Development	Sustaining	Development
LaRonde	90,259	83,414	1,927	–
Canadian Malartic	127,536	189,489	–	5,770
Goldex	51,839	12,856	1,747	1,518
Detour Lake	267,588	205,185	–	29,983
Macassa	44,300	91,800	1,767	32,916
Meadowbank	91,944	3,266	–	–
Meliadine	70,848	72,320	8,824	10,480
Fosterville	40,313	38,070	–	11,658
Kittila	69,047	4,562	2,054	7,283
Pinos Altos	29,224	3,378	1,658	21
Other	7,153	63,026	725	65,212
Total Capital Expenditures	$890,051	$767,366	$18,702	$164,841

(1)
Sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration, and development capitalized exploration are non-GAAP measures that are not standardized measures under IFRS. See “Note to Investors Concerning Certain Measures of Performance”.

2025
On January 23, 2025, the Company indirectly through a wholly-owned subsidiary, took up and acquired 110,424,431 O3 Shares, representing approximately 94.1% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$184.4 million and extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the offer. An additional 4,360,803 O3 Shares were taken up and acquired during this extension period, resulting in an aggregate of 114,785,237 O3 Shares being taken up and acquired under the O3 Offer, representing approximately 96.5% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$193.5 million. The Company also announced that O3 Mining and one of the Company’s wholly-owned subsidiaries would amalgamate under the OBCA, which will result in the Company owning 100% of the O3 Shares. The amalgamation is expected to close in the first quarter of 2025.
The following table sets out the Company’s expected capital expenditures for 2025.
	2025 Capital Expenditures (Estimated)(1) (thousands of $)
	Capital Expenditures		Capitalized Exploration
	Sustaining Capital	Development Capital	Sustaining	Development	Total
LaRonde	110,700	59,500	5,500	–	175,700
Canadian Malartic	137,300	287,700	2,800	22,300	450,100
Goldex	45,200	12,300	2,200	2,100	61,800
Quebec	293,200	359,500	10,500	24,400	687,600
8	Annual Information Form – Year ended December 31, 2024

GENERAL DEVELOPMENT OF THE BUSINESS
	2025 Capital Expenditures (Estimated)(1) (thousands of $)
	Capital Expenditures		Capitalized Exploration
	Sustaining Capital	Development Capital	Sustaining	Development	Total
Detour Lake	205,000	252,900	–	–	457,900
Detour Lake underground	–	2,700	–	68,000	70,700
Macassa	41,500	106,800	2,600	31,000	181,900
Upper Beaver	–	10,300	–	87,100	97,400
Ontario	246,500	372,700	2,600	186,100	807,900
Meliadine	79,600	74,400	7,100	12,100	173,200
Meadowbank	90,800	14,000	–	–	104,800
Hope Bay	–	97,600	–	33,800	131,400
Nunavut	170,400	186,000	7,100	45,900	409,400
Fosterville	62,800	26,400	800	9,700	99,700
Kittila	59,600	800	3,900	6,900	71,200
Pinos Altos	25,000	12,300	2,100	–	39,400
San Nicolas	–	22,900	–	–	22,900
Other regional	10,100	1,800	–	–	11,900
Total Capital Expenditures	867,600	982,400	27,000	273,000	2,150,000

(1)
Expected sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration and development capitalized exploration are forward-looking non-GAAP measures that are not standardized measures under IFRS. See “Note to Investors Concerning Certain Measures of Performance”.

Pre-2022
In 1974, the Company acquired its initial interest in the LaRonde property through an indirect investment in Dumagami Mines Limited (“Dumagami”). The Company acquired 100% of the outstanding shares of Dumagami on December 19, 1989 and, on December 29, 1992, Dumagami transferred all of its property and assets, including the LaRonde mine, to the Company and subsequently dissolved.
In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan Resources AB (“Riddarhyttan”). At that time, Riddarhyttan was a Swedish precious and base metals exploration and development company that was listed on the Stockholm Stock Exchange and whose primary asset was the Kittila property. In November 2005, the Company completed a tender offer (the “Riddarhyttan Offer”) for all of the issued and outstanding shares of Riddarhyttan that it did not then own. On March 28, 2011, Riddarhyttan was merged with Agnico Eagle AB and Agnico Eagle Sweden AB, with Agnico Eagle Sweden AB as the continuing entity.
In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Penoles S.A. de C.V. (“Penoles”) to acquire the Pinos Altos property in northern Mexico. In February 2006, the Company exercised its option and acquired the Pinos Altos property on March 15, 2006.
In February 2007, the Company made an exchange offer for all of the outstanding shares of Cumberland Resources Ltd. (“Cumberland”) not then owned by the Company. At the time, Cumberland was a pre-production development stage company listed on the TSX and American Stock Exchange whose primary asset was the Meadowbank property. In May 2007, the Company acquired approximately 92% of the issued and outstanding shares of Cumberland that it did not previously own and, in July 2007, the Company completed the acquisition of all Cumberland shares by way of a compulsory acquisition.
In April 2010, the Company entered into an agreement in principle with Comaplex Minerals Corp. (“Comaplex”) to acquire all of the outstanding shares of Comaplex that it did not already own. At the time, Comaplex was listed on the TSX and owned a 100% interest in the Meliadine property. In May 2010, the Company executed definitive agreements with Comaplex and, in July 2010 by plan of arrangement under the Business Corporations Act (Alberta), the Company acquired 100% of the Meliadine project through the acquisition of Comaplex. Pursuant to the arrangement, Comaplex transferred to Geomark Exploration Ltd. all assets and related liabilities other than those relating to the Meliadine project.
In May 2013, the Company acquired all of the issued and outstanding common shares of Urastar Gold Corp. (“Urastar”) pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). At the time, Urastar was a Canadian-based gold exploration company that was listed on the TSX Venture Exchange (“TSXV”) and held a 100% interest in certain mining properties in Sonora, Mexico.
On June 16, 2014, the Company and Yamana jointly acquired 100% of the outstanding shares of Osisko Mining Corporation (“Osisko”) pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the “Osisko Arrangement”). At the
Annual Information Form – Year ended December 31, 2024	9

GENERAL DEVELOPMENT OF THE BUSINESS
time, Osisko was a Canadian based producing gold mining company that was listed on the TSX and held a 100% interest in the Canadian Malartic mine in the Abitibi region of Quebec. In connection with the Osisko Arrangement, substantially all of the assets and obligations relating to the Canadian Malartic mine in Quebec were transferred to Canadian Malartic GP (the “Partnership”), a newly formed general partnership in which the Company and Yamana each own an indirect 50% interest. The Company and Yamana formed a joint management committee to operate the Canadian Malartic mine. On June 17, 2014, Osisko and the acquisition corporation formed by the Company and Yamana to acquire Osisko amalgamated to form Canadian Malartic Corporation (“CMC”) in which Agnico and Yamana each held a 50% interest. Under the Yamana Transaction, on March 31, 2023, the Company acquired all of Yamana’s Canadian assets, including the 50% of the Canadian Malartic Complex that it did not own. See “– 2023”.
In November 2014, the Company acquired all of the issued and outstanding common shares of Cayden Resources Inc. (“Cayden”) pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). At the time, Cayden was a Canadian based gold exploration company that was listed on the TSXV and indirectly held a 100% interest, or an option to earn a 100% interest, in certain mining properties in Jalisco and Guerrero, Mexico, including the El Barqueno property.
In June 2015, the Company acquired all of the issued and outstanding common shares of Soltoro Ltd. (“Soltoro”) pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act. At the time, Soltoro was a Canadian based gold exploration company that was listed on the TSXV and indirectly held a 100% interest, or an option to earn a 100% interest, in certain mining properties in Jalisco, Mexico, including the El Rayo property (which is contiguous with the Company’s El Barqueno property).
In November 2017, the Company acquired the Santa Gertrudis gold project from GoGold Resources Inc. for cash consideration of approximately $80 million and the grant of a 2% net smelter return royalty (“NSR”) to GoGold Resources Inc. Half of the royalty may be repurchased by the Company at any time for $7.5 million. The 42,000-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.
On March 28, 2018, the Company acquired Yamana’s indirect 50% interest in the Canadian exploration assets of CMC, which consisted of the Kirkland Lake and Hammond Reef gold projects and additional mining claims and assets located in Ontario and Quebec (the “CMC Assets”), giving the Company 100% ownership of the CMC Assets.
On February 2, 2021, the Company acquired all of the issued and outstanding common shares of TMAC pursuant to a court-approved plan of arrangement under the OBCA. At the time, TMAC was a Canadian based gold mining company that was listed on the TSX and held a 100% interest in the Hope Bay project in Nunavut. Under the terms of the arrangement, each shareholder of TMAC received C$2.20 in cash. In connection with the acquisition of TMAC, the Company also repaid approximately $134 million of outstanding debt owed by TMAC. The change of control of TMAC triggered a one-time option to buy-back a 1.5% NSR on Hope Bay from Maverix Metals Inc. for $50 million, which was exercised.
10	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
OPERATIONS & PRODUCTION
Business Units and Foreign Operations
The Company is a senior Canadian gold mining company with mines located in Canada, Australia, Finland and Mexico.
The Company’s operations in Canada include LaRonde (which includes the LaRonde mine and the LZ5 mine), Canadian Malartic (which includes the Canadian Malartic mine and the Odyssey mine), Goldex (which includes the Goldex mine and the Akasaba West mine), Detour Lake, Macassa, Meliadine and Meadowbank (which includes the processing facilities at the Meadowbank minesite and mining operations at the Amaruq deposit). All of the Company’s Canadian operating mines and Hope Bay are 100% owned and held directly by the Company.
The Company’s operations in Australia are conducted through its indirect subsidiary, Fosterville Gold Mine Pty Ltd., which owns Fosterville.
The Company’s operations in Finland are conducted through its indirect subsidiary, Agnico Finland, which owns Kittila.
The Company’s interest in Pinos Altos, located in Mexico, is held through its indirect subsidiary, Agnico Eagle Mexico, S.A. de C.V. The Company’s interest in the San Nicolas joint venture, located in Zacatecas, Mexico, is held through its indirect subsidiary, Agnico Eagle Zacatecas, S.A. de C.V.
The Company’s Exploration group focuses primarily on the identification of new mineral reserves and mineral resources and new development opportunities in politically stable and proven gold-producing regions. Current exploration activities are concentrated in Canada, Australia, Europe, Latin America and the United States. Several projects were evaluated during 2024 in these regions where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. Exploration activities are managed from offices in: Val-d’Or and Malartic in Quebec; Kirkland Lake, Timmins and Dobie in Ontario; Bendigo and Darwin in Australia; Kittila, Finland; Chihuahua and Hermosillo in Mexico; Reno, Nevada; and Storuman in Sweden.
While the Company’s primary focus is on gold, it does monitor opportunities and considers, and has invested in projects or companies focused on, the exploration, development and mining of strategic and critical metals including zinc, copper, nickel and lithium.
The Company has identified LaRonde, Canadian Malartic, Detour Lake, Meadowbank and Meliadine as its material properties as at the date of this AIF. Set out below is a description of each of the Company’s material properties as at the date of this AIF. For detailed information on the mineral reserves and mineral resources at the Company’s material properties, see “Operations & Production – Mineral Reserves and Mineral Resources” under the subheading for the particular mining operation.
LaRonde
LaRonde is situated approximately halfway between Rouyn-Noranda and Val-d’Or in northwestern Quebec (approximately 470 kilometres northwest of Montreal, Quebec) in the municipalities of Preissac and Cadillac.
LaRonde is situated on the LaRonde, Bousquet, Ellison, Ferris, El Coco and Terrex properties and consists of the LaRonde mine and the LaRonde Zone 5 mine (“LZ5”). The LaRonde mine includes the underground operations that can be accessed from the Penna Shaft, a processing facility (which hosts the LZ5 processing facility – formerly known as the Lapa mine circuit), a secondary crusher building, a treatment plant, tailings management facilities and other related facilities. LZ5 is located on the Bouquet and Ellison properties and consists of the underground mining operations that are accessed by ramp from the LZ5 portal, located on the Bousquet property approximately 3 kilometres west of the Penna Shaft.
LaRonde can be accessed either from Val-d’Or in the east or from Rouyn-Noranda in the west, each of which are located approximately 60 kilometres from the LaRonde mine, via Quebec provincial highway No. 117. LaRonde is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde mine. The Company first acquired an interest in the LaRonde property in 1974 through an indirect investment in Dumagami.
As at December 31, 2024, LZ5 was estimated to have proven and probable mineral reserves containing 659,000 ounces of gold comprised of 9.3 million tonnes of ore grading 2.21 grams gold per tonne, and the LaRonde mine was estimated to have proven and probable mineral reserves containing approximately 2.08 million ounces of gold, 6.8 million ounces of silver, 30,033 tonnes of copper and 104,825 tonnes of zinc comprised of 10.7 million tonnes of ore grading 6.03 grams gold per tonne, 19.79 grams silver per tonne, 0.28% copper, and 0.98% zinc.
LaRonde operates under mining leases obtained from the Ministry of Natural Resources and Forests (Quebec) and under certificates of approval granted by the Ministry of Environment, Fight Against Climate Change, Wildlife and Parks (Quebec). The LaRonde property consists of 19 contiguous mining claims and one provincial mining lease. The Bousquet property consists of 17 contiguous claims and two provincial mining leases. The Ellison property consists of six mining claims and a provincial mining lease. The El Coco property consists of nine (9) contiguous mining claims and one provincial mining lease. The Terrex property consists of 12 mining claims and one provincial mining lease.
The mining leases on the LaRonde and Ellison properties expire in 2028. The mining leases on the Bousquet, El Coco, and Terrex properties expire in 2025, 2031 and 2034 respectively. The LaRonde, Ellison and Bousquet properties are renewable for a further
Annual Information Form – Year ended December 31, 2024	11

OPERATIONS & PRODUCTION
10 years upon payment of a small fee. The El Coco and Terrex lease is renewable for three further 10-year terms, and two additional 10-year terms, respectively, upon payment of a small fee. The Company also has a total of six surface rights leases that relate to, among other things, the waterline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.
Location Map of LaRonde (as at December 31, 2024)

686 000E
691 000E
696 000E
5 350 000N
5 345 000N
Lake Chassignolle
Lake Brochets
Lake Preissac
395
LaRonde Property
Bousquet Property
LaRonde Mining Lease
Ellison Property
Blake River
Westwood Mine
Bousquet-1
Bousquet-2
Penna Shaft
LaRonde-2
LaRonde-1
El Coco Property
LaRonde Zone 5 Mining Lease
Terrex Mining Lease
El Coco Mining Lease
Ferris Property
117
Lake Normand
Cadillac
Terrex Property
Bousquet Twp.
Cadillac Twp.
Noire River
Québec
Ontario
Rouyn-Noranda
Val-d'Or
Montreal
Agnico Eagle Properties
Lakes and streams
Roads and highways
Railroad
LARONDE COMPLEX
0
2
kilometres
Coordinate system: UTM NAD83-Z17N

The Bousquet property is subject to a 2% NSR royalty in favour of Royal Gold Inc. The Terrex property is subject to a 5% net profits royalty in favour of Delfer Gold Mines Inc. No royalties on this part of the property were paid in 2024.
In 2024, 40% of the ore processed at LaRonde was extracted from the deeper portion of the LaRonde mine (that is, below Level 245) or the “LaRonde mine extension”. Another 45% of the ore processed was from LZ5 and 15% of the ore was from Zone LR 11-3. In 2025, the Company anticipates that approximately 40% of the ore processed will be from this deeper part of the mine, 45% from LZ5 and 15% from Zone LR 11-3 sector.
12	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Map of Abitibi region in Quebec showing locations of the Company’s properties (as at December 31, 2024)

Northwestern Quebec, Abitibi Region
CANADA
Val-d'Or
Montreal
640000E
680000E
720000E
760000E
5380000N
5350000N
5320000N
Amos
Barraute
Lake Lois
National park d'Aiguebelle
Kinojévis River
Lake Dufresnoy
Lake LaMotte
Lake Preissac
LARONDE
ELLISON
WASAMAC
Lake Dufault
Lake Malartic
CANADIAN MALARTIC
Lake Dasserat
Rouyn-Noranda
LAPA
Lake Beauchastel
Bousquet River
AKASABA WEST
Lake de Montigny
Val-d'Or
Malartic
BOUSQUET (LaRonde Zone 5)
Lake Opasatica
Lake Montbeillard
Lake Vaudray
Lake Fournière
GOLDEX
Ontario
Quebec
Bourlamaque River
Agnico Eagle Properties
Lakes and streams
Highway and roads
Railroad
0
30
kilometres
Coordinates system: UTM NAD83-Z17

Mining and Milling Facilities
Surface Plan of the LaRonde Complex (as at December 31, 2024)

687 000 E
688 000 E
6890 00 E
690 000E
691 000E
692 000E
693 000E
5 350 000N
5 349 000N
5 348 000N
5 347 000N
5 346 000N
N
Bousquet Property
LaRonde Property
Lake Preissac
LaRonde Mining Lease BM 796
LaRonde Zone 5 Mining Lease BM-689
Water cell 5 North
Polishing pond 1
Polishing pond 2
Tailing management facility
Zone 6 Open pit
Zone 5 Open pit
Waste dump
Ellison Property
Penna Shaft
LZ5 Portal
Open pits
Open pit 1
Open pit 2
Mine offices
Shaft 2
Water cell 5 South
LaRonde processing plant
El Coco Mining Lease BM 854
LaRonde Zone 5 Mining Lease BM-698
Ore stockpile
Terrex Mining Lease BM 1027
Shaft 1
El Coco Property
LZ5 processing plant
Ferris Property
Traces of mineralization
0
2
kilometres
LARONDE COMPLEX
Coordinate system: UTM NAD83-Z17N

The LaRonde mine was originally developed with a 1,207-metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to Level 25 of Shaft #1 and continues down to Level 122 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 to a depth of 525 metres and was used to mine Zones 6 and 7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to Level 6 (approximately 280
Annual Information Form – Year ended December 31, 2024	13

OPERATIONS & PRODUCTION
metres depth). A third shaft (the Penna Shaft), located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 19, 19 North, and 19 West.
In 2006, the Company initiated construction of the LaRonde mine extension. Commercial production from the LaRonde mine extension was achieved in November 2011. Access to the deeper part of the LaRonde mine is provided through a 823-metre internal shaft (Shaft #4) completed in November 2009 that starts from Level 203, for a total depth of 2,858 metres below the surface. A ramp is used to access the lower part of the orebody down to 3,260 metres below the surface. An internal winze system is used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below the surface, where it is transferred to the Penna Shaft hoist.
The Company’s operations at LZ5 go to a depth of 620 metres below surface. Mineral reserves at LZ5 extend down to 660 metres below surface. Ore is hauled to the surface with a fleet of trucks. To increase productivity, LZ5 relies heavily on automation between shifts when personnel are not underground. LZ5 shares infrastructure with the LaRonde mine but also requires limited dedicated infrastructure, including a backfill plant.
In 2019, the Company started a ramp from level 146 (LaRonde) towards level 149 to restart production below level 11-3. Production has started in 2023 to ramp up at a pace of 1,000 tonnes per day. The production from this area around Shaft #1 is targeting ore remaining following previous mining activities in the Zone, such as Fringe-Dumagami.
Mining Methods
All mined ore at LaRonde comes from underground mining activities. Since 2023, three mining methods have been used: longitudinal retreat with cemented paste backfill, transverse open stoping with cemented paste backfill and unconsolidated rockfill, and pillarless transverse open stoping with cemented paste backfill. The use of these mining methods is very similar at both mines. Levels at the LaRonde mine are spaced at 30 metres and levels at the LZ5 are spaced between 30 and 40 metres. Stopes at both mines have an average width of 15 metres.
With the longitudinal method, a drift is developed above and below the stope in the ore, parallel with the orebody. The ore is then mined in a series of stopes retreating along the drift used to gain access to the ore. Almost all of the stopes have to be filled with cemented paste fill as they are almost all exposed to future stopes. This method is typically used when the ore is of a narrower width and when seismicity is not anticipated to be of significant concern.
With the transverse open stoping method, an access drift is developed perpendicular to the ore above and below the stope. The mining sequence which is influenced by the level of seismicity at LaRonde, requires the use of cemented or uncemented fill depending on whether the stope will be exposed in the future. The transverse method is typically used in wider areas and in seismically active ground.
With the pillarless transverse open stoping method, the only variation with the standard transverse open stoping is the elimination of the temporary pillar (secondary stope) between two primary stopes. This method distributes the constraint even more gradually than the transverse open stoping method and is used for the more seismic areas. In 2024, five of the eight active abutments used the pillarless method.
The Company’s operations at the LaRonde mine reach more than three kilometres below the surface. There are very few benchmarks available to model the geomechanical conditions at this depth, where operations are subject to high stress levels and seismic activity. The Company conducts periodic technical reviews of its operations at these levels using consultants with experience in deep mining and has established a committee of these consultants and internal personnel that meets periodically. The Company uses the results of these technical reviews and the advice of the committee to attempt to adapt best mining practices and adjust the mining sequence for its operations at these depths. The Company has developed what it believes to be one of the largest seismic monitoring systems in the world. The Company monitors, and when it believes appropriate, applies proactive non-entry protocols to the mine. The Company’s engineering department is available on a 24-hour basis to respond to any seismic activity that is detected. In addition, the Company has located the infrastructure of the LaRonde mine (including the shaft) in areas that it believes to be of greater stability. See “Risk Factors – If the Company experiences mining accidents or other adverse conditions, the Company’s mining operations may yield less gold than indicated by its estimated gold production”.
In 2022, following an increase of the level of seismicity, the design of the ramp in the East mine was adjusted to move it further away from the mineralized structures, the impact of which was to slow down the mining sequence. Following this change in development, the Company commenced using the pillarless mining method where appropriate. This change resulted in a longer cycle time to extract stopes and has resulted in a reduced mining rate generally compared to the previous methods used.
Surface Facilities
Surface facilities at LaRonde include a processing plant with a daily capacity of 7,000 tonnes of ore, the LaRonde processing facility, and a separate ore processing plant, the LZ5 processing plant, with a daily capacity of 2,000 tonnes, commissioned in the second quarter of 2009, which is now used to process ore from LZ5.
The ore from the LaRonde mine requires a series of grinding, copper flotation, zinc flotation and zinc tails precious metals leaching circuits, followed by CIP recovery. The copper flotation circuit is utilized to improve total gold recovery. Based on laboratory tests and processing experience, increased gold recovery is obtained with the combination of copper flotation and leaching. Zinc flotation is operated periodically based on the zinc feed grade and the anticipated net smelter revenue. A paste backfill plant operates intermittently based on underground requirements. A second paste backfill plant was commissioned in 2018 to feed LZ5. The cyanide destruction plant (located between the mill and tailings pound) operates all year round. The tailings area has a dedicated cyanide
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OPERATIONS & PRODUCTION
destruction and metals precipitation plant that water passes through prior to recirculating to the mill. A biological water treatment plant addresses the presence of thiocyanate in the tailing ponds at the LaRonde mine. The plant uses bacteria to oxidize and destroy thiocyanate in the water and removes phosphate prior to its release to the environment.
The LZ5 processing facility consists of a two-stage grinding circuit to reduce the granularity of the ore. The pulp is leached in a conventional CIL circuit to dissolve the balance of the precious metal. A carbon strip circuit recovers the gold from the carbon which is recycled to the leach circuit.
The Goldex concentrate circuit processes pulp received from the Goldex mill via truck. The material is sent to the LaRonde copper circuit for gold and copper recovery along with LaRonde pulp.
Production and Mineral Recoveries
In 2024, payable production at LaRonde was 306,750 ounces of gold, 588,530 ounces of silver, 6,339 tonnes of zinc and 2,290 tonnes of copper from 2,849,391 tonnes of ore grading 3.62 grams of gold per tonne, 15.61 grams of silver per tonne, 0.7% zinc and 0.2% copper. The production costs per ounce of gold produced at LaRonde in 2024 were $1,042. The total cash costs per ounce of gold produced at LaRonde in 2024 were $945 on a by-product basis and were $1,132 on a co-product basis. The processing facilities at LaRonde averaged 7,784 tonnes of ore per day (4,246 tonnes per day at the LaRonde processing plant, and 3,538 tonnes per day at the LZ5 processing plant) and operated 89.2% of available time at the LaRonde processing plant and 83.6% of available time at LZ5 processing plant (which operated only 4 months during 2024). Gold and silver recovery at LaRonde averaged 92.7% and 82.5%, respectively. Zinc and copper recovery at LaRonde averaged 69.3% and 80.1% respectively. In 2024, the production costs per tonne at LaRonde were C$153 and the minesite costs per tonne were C$154.
The following table sets out the metal recoveries and concentrate grades at LaRonde in 2024.
	Head Grades	Copper Concentrate 2,290 tonnes produced		Zinc Concentrate 6,339 tonnes produced		Overall Metal Recoveries	Payable Production
		Grade	Recovery	Grade	Recovery
Gold	3.62g/t	348.87	59.06%	19.49g/t	3.38%	92.7%	306,750oz
Silver	15.61g/t	871.41	46.40%	138.45g/t	7.92%	82.5%	588,530oz
Copper	0.2%	18.08%	80.13%	–	–	80%	2,290t
Zinc	0.7%	–	–	52.48%	69.35%	70%	6,339t
Annual production at LaRonde in 2025 is expected to be between 300,000 and 320,000 ounces of gold. The total cash costs per ounce of gold produced in 2025 on a by-product basis are expected to be $978. Production and minesite costs per tonne of C$166.50 are expected in 2025.
Environmental, Permitting and Social Matters
The construction of Water Cell 5 (approximately 50 hectares) and a tailings filtration plant was completed in October 2022, with commissioning following shortly thereafter. In 2024, filtered tailings deposition continued as planned with positive results in compaction and stability. The infrastructure required to manage the tailings produced during the current life of mine at LaRonde is now in place.
Several facilities are used to treat water at LaRonde. Water contained in tailings is treated to degrade cyanide using a sulphur dioxide and air process prior to being used underground in paste backfill or sent to the filtration plant. Tailings are thickened to increase the solid content to around 61% prior to being pumped through the filters. The water that is separated from the solids is pumped into the Water Cell 5. This water is transferred to polishing pond #1 to undergo a secondary treatment at a plant located between polishing ponds #1 and #2. The treatment consists of a peroxide silicate process to destroy residual cyanide, with the addition of lime and, when required, a coagulant (ferric sulphate) to precipitate metals in polishing pond #2. The tailings storage area occupies approximately 170 hectares. Waste rock that is not used underground for backfill is brought up to the surface and stored to be used to build berms inside the pond to increase storage capacity, as well as for consolidation of the tailings in Extension A4. A 1-5 metre thick bridge lift has been placed over approximately 85% of the planned surface using waste rock over the tailings consolidation, which will form the foundation for the deposit of filtered tailings. Reclamation of tailings and waste rock is included in the closure plan.
Due to the high sulphur content of the LaRonde mine ore, the Company addresses toxicity issues in the tailings pond water with the operation of a bacteria water treatment plant and the effluent has remained non-toxic since 2006. In addition, water from acid rock drainage around the processing facilities and the waste stockpiles is treated at a high-density sludge lime treatment plant to remove metals. Part of this water is then pumped underground for LaRonde mine operations and the remaining water is directed to the final effluent for discharge.
Reclamation and closure costs have been estimated for rehabilitating the site. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs.
In February 2024, LaRonde received its certification of recognition from the International Cyanide Management Institute, meaning that it is in full compliance with the International Cyanide Management Code (the “Cyanide Code”). The Cyanide Code is a voluntary industry program focused on the safe and environmentally responsible management of cyanide by companies producing gold and/or silver and by companies manufacturing, warehousing and transporting cyanide.
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OPERATIONS & PRODUCTION
The Company has implemented a “Good Neighbour framework” to oversee its relations with local communities, and in 2023, signed a collaboration agreement with the Abitibiwinni First Nation. A dedicated community relations team at LaRonde has been established to encourage an open channel of communication with all the stakeholders at LaRonde.
Capital Expenditures
Capital expenditures at LaRonde during 2024 were approximately $175.6 million, which included sustaining capital expenditures, deferred expenses, development capital expenditures related to Zone LR 11-3/FD (part of the LaRonde mine) and capitalized exploration.
Estimated 2025 capital expenditures at LaRonde are $175.7 million, including sustaining capital expenditures, deferred expenses, development capital expenditures related to Zone LR 11-3/FD, and capitalized exploration.
Development
At the LaRonde mine in 2024, a total of 10.3 kilometres of lateral development was completed (7.4 kilometres for the LaRonde mine and 9 kilometres from Shaft #1 which includes Zone LR 11-3 and Fringe-Dumagami. At LZ5 in 2024, 7.6 kilometres of lateral development was completed.
In 2025, a total of 10.7 kilometres of lateral development is planned for LaRonde, 7.6 kilometres for the LaRonde mine, and 3.1 kilometres for the Shaft #1 (11-3 and Fringe-Dumagami). The focus of development remains the same as 2024, which is to develop the mine at depth. A total of 7.3 kilometres of lateral development is planned at LZ5 in 2025. The focus of this development is the ramp downwards to secure future production and development of existing levels for 2025 production.
Geology, Mineralization, Exploration and Drilling
Geology
The properties comprising LaRonde are located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Geological Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake fault zone, marking the contact between the Abitibi and Pontiac Subprovinces, located approximately two kilometres to the south of the LaRonde property.
The geology that underlies LaRonde consists of three east-west-trending, steeply south-dipping and generally south-facing regional groups of rock formations. From north to south, they are: (i) 400 metres (approximate true thickness) of the Kewagama Group, which is made up of a thick band of interbedded wacke; (ii) 1,500 metres of the Blake River Group, a volcanic assemblage that hosts all the known economic mineralization on the property; and (iii) 500 metres of the Cadillac Group, made up of a thick band of wacke interbedded with pelitic schist and minor iron formation.
Zones of strong sericite and chlorite alteration that enclose massive to disseminated sulphide mineralization (including the ore that is mined for gold, silver, zinc and copper at LaRonde) follow steeply dipping, east- west-trending, anastomosing shear zone structures within the Blake River Group volcanic units across the property. These shear zones are part of the larger Doyon-Dumagami Structural Zone that hosts several important gold occurrences (including the Doyon gold mine, the Westwood mine and the former Bousquet mines) and has been traced for over 10 kilometres within the Blake River Group, from LaRonde westward to the Mouska gold mine.
Mineralization
The deposit at LaRonde mine is a gold-rich volcanogenic massive sulphide deposit. LaRonde lenses were formed mainly by sulphide precipitation from hydrothermal fluids on the seafloor and by replacement below lenses. The stacking of the LaRonde lenses is the result of successive volcanic events, intercalated by cycles of hydrothermal activity associated with reactivation of synvolcanic faults.
The gold-bearing zones at LaRonde are lenses of disseminated stringers through to massive aggregates of coarse pyrite with zinc, copper and silver content. Ten zones that vary in size from 50,000 to 40 million tonnes have been identified, of which four are (or are believed to be) economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also higher in areas where the pyrite lenses are crosscut by tightly spaced north-south fractures.
These historical relationships, which were noted at LaRonde Shaft #1’s Main Zone, are maintained at the Penna Shaft zones. The zinc-silver (i.e., Zone 20 North) mineralization with lower gold values, common in the upper mine, grades into gold-copper mineralization within the lower mine. The predominant base metal sulphides within the LaRonde mine are chalcopyrite (copper) and sphalerite (zinc).
Zone 20 North contains the majority of the mineral reserves and mineral resources at the LaRonde mine, including 9.4 million tonnes of proven and probable mineral reserves grading 6.92 grams of gold per tonne, representing 86% of the total proven and probable mineral reserves tonnes at the LaRonde mine, 2.4 million tonnes of indicated mineral resources grading 4.52 grams of gold per tonne gold, representing 37% of the total measured and indicated mineral resources tonnes at the LaRonde mine, and 0.9 million tonnes of inferred mineral resources grading 8.11 grams of gold per tonne representing 57% of the total inferred mineral resources tonnes at the LaRonde mine.
Zone 20 North extends from 700 metres below surface to at least 3,700 metres below surface, and remains open at depth. With increased access on the lower levels of the mine (i.e., below Level 245 and from the internal shaft on levels 257 and 278), the
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OPERATIONS & PRODUCTION
transformation from a zinc/silver orebody to a predominantly gold/copper deposit was effectively completed in 2017. However, the development of the West mine area, between Levels 278 and 314, provided access to a new zinc/silver rich sector beginning at the end of 2017.
Zone 20 North can be divided into an upper zinc/silver enriched gold poor zone and a lower gold/copper enriched zone. The zinc/silver zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold/copper zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 900 metres, with thicknesses varying from three to 40 metres. The zinc/silver zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold/copper zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content.
The LZ5 horizon consists of a four-to-30 metres thick horizon of disseminated to stringer sulphide mineralization containing 5% to 20% pyrite and traces of chalcopyrite with rare millimetre-wide grains of visible gold. The LZ5 horizon has a large geological footprint and has been estimated to contain a mass of more than 26 million tonnes. The LZ5 horizon can be followed over 900 metres of east-west strike length over the Bousquet property and another 400 metres on the Ellison property for a total strike length of 1,300 metres. LZ5 has been traced vertically for almost 1,000 metres showing a steep dip to the southwest. In an enlarged area of LZ5, there is gold enrichment near the margins of the economic envelope. LZ5 includes two high grade portions named Zone 5 Footwall and Zone 5 hanging wall.
Exploration and Drilling
Massive sulphides were discovered in outcrop on the LaRonde property in 1937. Modern reconnaissance exploration began on the property in the 1960s, leading to Dumagami publishing an initial, historic mineral resource estimate in 1965.
Diamond drilling is used for exploration on LaRonde properties. In 2024, a total of 49,919 metres of exploration drilling was completed with six drill rigs operating from underground and one from surface.
The main focus of the 2024 exploration program was the investigation at depth of Bousquet’s Zones 3-1 and 3-4 with a total of four drill rigs active all year round; 1 drill rig from Bousquet’s level 9-0 track drift and 3 drill rigs from LaRonde’s EXP-215. Conversion drilling also continued through 2024 with one drill rig investigating Zone 20 North in the East mine area (between 3.3 and 3.5 kilometres depth). Exploration drilling was also conducted at LaRonde Zone 5; one full-time drill rig was active on conversion of Zone 5 (between 650 and 780 metres depth) and Zone 3 (below 650 metres). In addition, one part-time rig has completed infill drilling on satellite Zones 4-1 and 4, near existing underground infrastructure. Surface exploration drilling on Ellison was also completed in late 2024, extending Zone 5 down to 1.0 kilometre depth, towards the west. In October, the surface drill rig was moved at LaRonde for conversion purposes on Dumagami’s Zone 4.
In 2025 at LaRonde, conversion drilling will continue on Zone 20 North at the East mine and on Zone 3 at LZ5. Exploration drilling will also continue on Bousquet’s Zones 3-4 and 3-1, with four drill rigs, aiming to add new mineral resources. In addition to the drilling programs, approximately 225 metres of development will be completed at LZ5 to provide drilling platforms for conversion of Zone 5 at depth. In 2025, the Company expects to spend at LaRonde approximately $10.4 million on 43,170 metres of diamond drilling and 225 metres of ramp development. This includes $7.4 million on 30,470 metres of capitalized drilling and drift development. Also, $3.0 million is expected to be spent on 12,700 metres of exploration expense drilling. The objective is to add new mineral reserves and mineral resources to extend the mine life further into the 2030s.
Annual Information Form – Year ended December 31, 2024	17

OPERATIONS & PRODUCTION
Canadian Malartic
Canadian Malartic is comprised of the open-pit Canadian Malartic mine and processing facility, and the underground Odyssey mine. Canadian Malartic is located within the town of Malartic, Quebec, approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of the City of Rouyn-Noranda. It straddles the townships of Fournière, Malartic, Dubuisson and Surimau. As at December 31, 2024, Canadian Malartic was estimated to have proven and probable mineral reserves containing approximately 7.50 million ounces of gold comprised of 127.5 million tonnes of ore, grading 1.83 grams of gold per tonne.
The Company acquired its initial 50% interest in Canadian Malartic in 2014 through its joint acquisition of Osisko with Yamana. See “General Development of the Business – Pre-2020” for further details of such acquisition. On March 31, 2023, the Company completed the Yamana Transaction pursuant to which, among other things, the Company acquired from Yamana the remaining 50% interest in Canadian Malartic that the Company did not own. Prior to the completion of the Yamana Transaction, Canadian Malartic was operated by the Partnership, a general partnership in which the Company and Yamana each owned an indirect 50% interest. Information about Canadian Malartic for periods (i) prior to March 31, 2023 (the date of the closing of the Yamana Transaction) refer to the Partnership’s activities and, unless otherwise indicated, the Company’s then 50% indirect ownership interest in the Canadian Malartic mine, and (ii) on and following March 31, 2023, reflect the Company’s current 100% ownership in Canadian Malartic.
In February 2021, the Partnership approved the construction of a new underground mining operation at Odyssey. The Odyssey mine is adjacent to the Canadian Malartic mine and hosts three main underground deposits, East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North and Odyssey South zones). Production from the Odyssey South zone commenced in March 2023 and name plate capacity (3,500 tonnes per day) was reached in October 2023 (100% basis). In 2024, a total of 1,266,838 tonnes grading at 2.0 grams of gold per tonnes were mined producing a total of 77,804 ounces of gold.
In 2024, construction efforts at Odyssey focussed on infrastructure that will be required to support production from the shaft, including initiating the production hoist building (including the services hoist installation) and the operations building. Engineering work was also started for phase #2 of the paste plant, the permanent underground ventilation system and the mid-shaft material handling system at level 102, a depth of 1,026 metres. Shaft sinking continued in 2024 with a total of 791 metres excavated to reach the first East Gouldie shaft station (level 102) in December at a depth of 1,026 metres. Also, the Company approved relocation of the temporary loading station from level 102 to level 64. As of December 31st, 2024, the construction of the loading stations is ongoing and is expected to be put into operation in the first half of 2025 at a capacity of 3,500 tonnes per day, with a cage/skip linked to the service hoist. The underground maintenance bay on level 54 was excavated and construction was started at the end of 2024.
Canadian Malartic operates under mining leases obtained from the Ministry of Natural Resources and Forests (Quebec) and under certificates of approval granted by the Ministry of Environment, Fight Against Climate Change, Wildlife and Parks (Quebec). The Canadian Malartic property is comprised of the East Amphi property, the CHL Malartic prospect, the Camflo property, the Canadian Malartic mine, the Radium North property, as well as the Midway (which consists of the Fournière, Midway, LTA and Piché-Harvey properties) and Rand properties. The Canadian Malartic property consists of a contiguous block comprising two mining concessions, six mining leases and 337 mining claims. Expiration dates for the mining leases on the Canadian Malartic property vary between November 2029 and November 2042, and each lease is automatically renewable for three further ten year terms upon payment of a small fee. The Odyssey mine is located east of the Canadian Malartic mine and extends into the CHL Malartic prospect.
Canadian Malartic can be accessed from either Val-d’Or or Rouyn-Noranda via Quebec provincial highway No. 117. Canadian Malartic is serviced by the CN Rail line which passes through the town of Malartic and the nearest airport is in Val-d’Or.
A 135 metre wide buffer zone has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the residents of Malartic. Inside this buffer zone, a landscaped ridge was built primarily using rock and topsoil produced during pre-stripping work.
Most of the mining claims that make up the Canadian Malartic mine are subject to a 5% NSR royalty in favour of Osisko Gold Royalties Ltd. The mining claims comprising the CHL Malartic prospect are subject to 3% NSR royalties payable to each of Osisko Gold Royalties Ltd and Abitibi Royalties Inc. In addition, several of the mining claims at the Canadian Malartic property are also subject to other NSR royalties that vary between 1% and 2%, payable under varying circumstances.
Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko acquired ownership of the Canadian Malartic property in 2004. Osisko completed construction of a 55,000 tonnes per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network, and the mill was commissioned in March 2011. The Canadian Malartic mine achieved commercial production on May 19, 2011.
In June 2023, the Company updated the Odyssey mine’s life of mine plan to, among other things, integrate additional mineral resources, and extend the anticipated mine life to 2042.
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OPERATIONS & PRODUCTION
Mining and Milling Facilities
Surface Plan of Canadian Malartic (as at December 31, 2024)

705 000E
710 000E
715 000E
720 000E
725 000E
5 337 500N
5 335 000N
5 332 500N
5 330 000N
Canadian Malartic Property
Lake Pinsens
Les Trois Petits Lacs
Lake Pons
Lake Ponson
Roc-d'Or
Hwy 117 deviation
Barnat open pit
Jeffrey open pit
Malartic
Ramp portal and shaft
Canadian Malartic open pit
Norrie
Office
Odyssey North zone
Odyssey South zone
Ore stockpile
Primary and secondary crusher
Ore stockpile
Waste dump
Mine offices
Processing plant
Fresh water pond
Overburden
East Malartic deposit
East Gouldie deposit
Polishing pond
Reclaim water pond
Tailing management facility
Camflo Property
Rand Malartic Property
Piché-Harvey Property
117
LTA Property
Midway Property
Fournière Property
Québec
Ontario
Rouyn-Noranda
Val-d'Or
Montreal
Agnico Eagle Property
Traces of mineralization
Lakes and streams
Roads, highway and railway
CANADIAN MALARTIC
0
2.5
kilometres
Coordinates system: UTM NAD83-Z17

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic and Barnat pits. The focus at Odyssey in 2024 was to continue development to support Odyssey South production, to initiate the preparation of the East Gouldie zone and to reach the mid-shaft loading station with the main ramp. At December 31, 2024, the ramp reached a depth of 945 metres and a total of 11,645 metres had been excavated, in line with project schedule. The main focus in 2025 will remain on developing the main ramp to reach the mid-shaft loading pocket and the total development rate of 19,300 metres is targeted in 2025.
Mining Methods
Mining at the Canadian Malartic mine is by open pit method with excavators and trucks, using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The current mine production schedule was developed to feed the mill at a nominal rate of 52,000 tonnes per day. The throughput at the Canadian Malartic mill in 2024 averaged 55,511 tonnes per day.
The mine design at the underground Odyssey mine includes a 1,800 metre deep production shaft with an expected capacity of approximately 20,000 tonnes per day and a ramp that permits access to depths of 2,000 metres. Production using the ramp commenced in March 2023, and is expected to average 3,500 tonnes per day during 2025. Mining activities are expected to primarily use longitudinal retreat and transverse primary-secondary mining methods with paste backfill depending on mineralization geometry and stope design criteria. Mining at Odyssey is expected to use a combination of conventional and automated equipment, similar to current operations at LaRonde. The mid-shaft loading station is expected to be commissioned in 2027, which will be followed by a gradual ramp up of production from the East Gouldie zone.
Surface Facilities
Surface facilities at Canadian Malartic include the administration/warehouse building, the mine office/ truck shop building, the processing plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tonnes of ore per day but is capable of processing above this capacity when pre-crushed material is processed.
Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed using electrowinning and the resulting precipitate is smelted into gold/silver dore bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility or into the Canadian Malartic pit.
Tailings deposition began in the Canadian Malartic pit in July 2024. During the ramp-up in the fourth quarter of 2024, the Company made adjustments to the process to address the migration of fine materials through the central berm. The adjustments include
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OPERATIONS & PRODUCTION
installing a filtering layer on the central berm. It is expected that in-pit tailings deposition will resume in the first quarter of 2025 and ramp-up to design capacity in the second quarter of 2025. As at the end of 2024, Canadian Malartic’s surface tailings storage facility (including the raises to the PR7 which occurred throughout 2024) has remaining capacity of 7.2 million tonnes, equal to approximately four months of tailings production. This excess capacity may be used if necessary to accommodate production if further adjustments are necessary to the in-pit deposition process or in the case of an emergency.
The Odyssey mine uses the existing surface infrastructure at the Canadian Malartic site, including the tailing storage facilities, the processing plant and the Canadian Malartic pit for tailings deposition.
Production and Mineral Recoveries
Agnico Eagle’s payable production from Canadian Malartic in 2024 was 655,654 ounces of gold and 305,766 ounces of silver from 20,317,261 tonnes of ore grading 1.09 grams of gold per tonne and 0.70 grams of silver per tonne. The production costs per ounce of gold produced at Canadian Malartic in 2024 were $811. The total cash costs per ounce of gold produced at Canadian Malartic in 2024 were $930 on a by-product basis and $943 on a co-product basis. The Canadian Malartic processing facility averaged 55,511 tonnes per day and operated approximately 93.6% of available time. Gold and silver recovery averaged 92.5% and 67.0%, respectively. The production costs per tonne at Canadian Malartic were C$36 in 2024 and the minesite costs per tonne were C$41 in 2024.
The following table sets out the metal recoveries at the Canadian Malartic Complex in 2024.
	Head Grade	Overall Metal Recovery	Payable Production
Gold	1.09g/t	92.5%	655,654oz
Silver	0.70g/t	67.0%	305,766oz
Annual production at Canadian Malartic in 2025 is expected to be between 575,000 to 605,000 ounces of gold and approximately 34,000 ounces of silver. The total cash costs per ounce in 2025 are expected to be approximately $995 per ounce on a by-product basis. Production and minesite costs per tonne of C$39.00 are expected in 2025.
Environmental, Permitting and Social Matters
In 2015, the Partnership developed and implemented a plan to mitigate noise, vibrations, atmospheric emissions and ancillary issues related to the Canadian Malartic mine. Mitigation measures were put in place to improve the process and attempt to eliminate environmental non-compliance events. An on-site team monitors regulatory compliance regarding environmental approvals, permits, directives and requirements and implements improvement measures where necessary.
Since 2015, leadership at Canadian Malartic has been working collaboratively with the community of Malartic and its residents, including the implementation of a “Good Neighbour Guide”, which includes compensation and home-acquisition programs. Over 98% of the residents of Malartic have agreed to participate in the compensation program.
As part of ongoing stakeholder engagement, an agreement with four Indigenous groups was entered into in 2020. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, Agnico Eagle is working collaboratively with stakeholders to establish and maintain cooperative relationships that support the long-term well-being of the mine.
The waste rock pile was originally designed to accommodate approximately 326 million tonnes of waste rock providing a total storage capacity of approximately 161 million cubic metres. The design of the waste rock pile has been modified to accommodate the Canadian Malartic pit extension (the Barnat pit) and now includes storage capacity of approximately 740 million tonnes with a remaining capacity of 21 million tonnes.
The Canadian Malartic pit is expected to provide sufficient tailings capacity for the current life of mine. The Company started tailings deposition in the Canadian Malartic pit, which ceased mining in 2023, in July 2024.
All permits (decree amendments and authorizations) related to the Canadian Malartic and Odyssey mines, including the in-pit tailings deposition, have been received.
An annual water site balance provides an estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic and Odyssey mines, in addition to the final effluent discharge volume. The water quality of the southeast pond is monitored and any excess water requiring treatment is directed towards the water treatment plant. All water released into the environment meets water quality requirements. The current treatment plant does not treat ammonia; in the next few years, the treatment plant will be modified to treat ammonia. In addition to ensuring effluent compliance, this water treatment plant reduces the risks associated with surface water management and adds flexibility to the water management system.
Reclamation and closure costs have been estimated for rehabilitating Canadian Malartic and Odyssey sites. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs.
Capital Expenditures
The Company’s capital expenditures at Canadian Malartic during 2024 were $322.8 million, which included sustaining capital expenditures, deferred expenses, capitalized exploration and construction costs associated with the Odyssey mine.
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OPERATIONS & PRODUCTION
The Company’s estimated 2025 capital expenditures at Canadian Malartic are $450.1 million. Capital expenditures at the Canadian Malartic mine will include deferred costs related to the Barnat pit and costs associated with tailings management in the prior tailings storage facility and the open pit. Capital expenditures at the Odyssey mine will be primarily focused on surface and underground infrastructure as mine construction continues.
Development
Development activities in 2024 focused on constructing infrastructure related to the Odyssey mine including the shaft sinking and the Odyssey South production startups. For the shaft sinking start up, the Company constructed a headframe, a temporary sinking hoist building, and a waste silo. Construction activities related to the production start-up included the construction of the 1,120kV powerline, an associated sub-station and a paste plant.
Shaft sinking activities were initiated in May 2023. In 2024 a total of 793 metres were excavated to reach the depth of 1,028 metres, the location of the second shaft station. This performance was helped by two pre-sink legs, the first one between level 26 and level 36 and the second leg between level 54 and level 66 including temporary loading at level 64. In 2025, the Company expects to complete the excavation of the mid-shaft loading pocket area and reach a depth of 1,389 metres.
At year-end 2024, the ramp in the underground mine had progressed by 1,559 linear metres and a total of 14,552 metres were developed. In 2024, a total of 19,308 metres of development is planned.
Geology, Mineralization, Exploration and Drilling
Geology
The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake – Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake in Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, in Québec, at which point it is truncated by the Grenville Front.
The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280 – N330 and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north: the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.
The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 16 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.
Mineralization
Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1% to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. It extends on a 2 kilometre strike and a width of 1 kilometre (perpendicular to the strike), and from surface to 400 metres below surface. The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion.
Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), that are all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs one kilometre northwest of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit.
The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The deposit that is originally modelled for surface mining evaluation extends on a 1.7 kilometre strike and a width of 900 metres (perpendicular to the strike), and from surface to 480 metres below surface. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic altered porphyry dikes and schistose, carbonatized and biotitic ultramafic volcanic rocks (north of the fault contact).
The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines along the contact between the LLCFZ and the Pontiac Group sedimentary rocks. This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). This deposit extends on a 3 kilometre strike and a width of 1.1 kilometres (perpendicular to the strike), and from the bottom of the South Barnat current pit design to approximately 1,800 metres below surface.
Annual Information Form – Year ended December 31, 2024	21

OPERATIONS & PRODUCTION
The geological settings are similar to those found in other areas of the property, corresponding mainly to the depth extension of the geological context presented above for the South Barnat open pit deposit.
The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks in the eastern extension of the East Malartic deposit. It extends on a 2 kilometre strike and a width of 500 metres (perpendicular to the strike), and from surface to approximately 1,500 metres below surface. It is characterized by the presence of a massive porphyritic unit. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher-grade (>1 g/t gold) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piché Group to the north). Within the porphyritic unit, gold mineralization is also associated with other geological features, including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.5 to 2.0%).
The East Gouldie deposit is located south of the Odyssey deposit and has a strike length of at least 2.1 kilometres and extends from approximately 780 metres below surface to more than 1.9 kilometres depth. It’s generally constrained in a west-trending high-strain corridor (40 to 100 metres true width) that dips approximately 60 degrees north. The high strain corridor is defined by a strongly developed foliation that affects Pontiac Group greywacke as well as crosscutting east-southeast-trending intermediate porphyritic dikes and mafic dikes. Evidence for folds in bedding occur in historical surface geology maps and in drill core, but the deposit is tabular and relatively straight. The mineralization is hosted in highly strained intervals of greywacke with 1% to 2% disseminated pyrite and strong silica alteration, and moderate sericite and carbonate alteration. Intermediate porphyritic dikes locally occur in the mineralized zones and are gold-bearing were affected by the high strain and alteration. Minor irregular cm-to dm-scale quartz veins occur, some with visible gold, but the bulk of the gold mineralization is interpreted to be associated with the disseminated style of mineralization.
Several other mineralized zones have been documented within the LLCFZ, namely Malartic Goldfields, North Barnat, East Amphi, Western Porphyry and Fourax, all of which are generally spatially associated with stockworks and disseminations within or in the vicinity of dioritic or felsic porphyritic intrusions.
Exploration and Drilling
Gold was first discovered in the Malartic area in 1923 by the Gouldie brothers at what is now designated the Gouldie Zone. Between 1935 and 1983, the Canadian Malartic, Barnat/Sladen and East Malartic mines produced approximately 5.5 million ounces of gold mostly from underground operations.
In 2024, a total of 183,400 metres of diamond drilling was completed at Odyssey. Of this total, 110,200 metres tested the lateral extensions of the East Gouldie deposit, 45,000 metres of exploration and conversion drilling were completed at Odyssey South, and 11,800 metres of conversion drilling were carried out in Odyssey North. Additionally, 16,400 metres of drilling were dedicated to delineating short-term mining stopes and providing service holes for mine operations in Odyssey South.
In 2024, the Company’s regional exploration program continued on the Rand Malartic property, the Camflo property and at the Canadian Malartic mine area. The majority of the 50,370 metres drilled on the Canadian Malartic property tested the eastern extension of the East Gouldie and Odyssey deposits, within the Midway property.
In 2025, the Company plans to spend $31.0 million for 184,400 metres of diamond drilling at Odyssey mine. There are six main objectives: continued conversion drilling of East Gouldie inferred mineral resources to indicated mineral resources; testing the immediate extensions of East Gouldie; continued conversion drilling of the Odyssey South zone inferred mineral resources to indicated mineral resources; further investigating the Odyssey internal zones; and converting inferred mineral resources to indicated mineral resources in the Odyssey North zone.
Exploration efforts will continue in 2025 on the wider Canadian Malartic property, following up on previous results obtained on the Rand Malartic and Midway properties, and test conceptual targets at depth around the Canadian Malartic open-pit infrastructure, within the CHL Malartic prospect, East Amphi and Radium North projects. The Company plans to add 40,000 metres of diamond drilling for a total planned budget of $10 million.
Following the consolidation of 100% interests in properties along this prospective 16 kilometres portion of the Cadillac-Larder Lake deformation zone, the Company envisions increasing its exploration efforts along the belt from surface and eventually from underground to test the full potential of this area. The strategy is similar to the one that the Company has employed successfully around LaRonde since the 1980s.
22	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Detour Lake
The Detour Lake mine is located approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, in the District of Cochrane, Ontario. From the town of Cochrane, the Detour Lake mine is accessible by the Detour Lake Mine Road, the northern extension of Highway 652. The first 151 kilometres on Highway 652 is paved surface, followed by 34 kilometres of chip sealed access road to the mine site. Road access is available year-round. In 2022, the airfield at the Detour Lake mine was commissioned and there are regular flights to and from Timmins and Moosonee. The closest commercial airport to the site is at Timmins, Ontario, approximately 110 kilometres to the southeast of Cochrane. A 180 kilometre long, 230 kilovolt powerline runs from the processing facility to a tie in to the main electrical grid at Island Falls.
As at December 31, 2024, Detour Lake was estimated to have proven and probable mineral reserves containing approximately 19.1 million ounces of gold comprised of 795.1 million tonnes of ore grading 0.75 grams of gold per tonne.
The Company acquired its interest in Detour Lake on February 8, 2022 as a result of the Merger. KLG acquired its interest in Detour Lake on January 31, 2020 as a result of KLG’s acquisition of Detour Gold Corporation.
Detour Lake operates on mineral tenures that form one contiguous group of mining patents, mining leases and cell mining claims in the District of Cochrane, Ontario, with a small group of cell claims in Massicotte Township, Québec. The mineral tenure in Ontario consists of 2,213 cell mining claims (39,677 ha), 45 mining leases (24,613 ha) and 10 mining patents (594 ha). The claims in Quebec comprise an additional 20 cell mining claims (549 ha).
The Company has 30 mining leases and 10 mining patents totaling 18,574.442 ha of surface rights for Detour Lake. The 21-year mining leases are subject to annual rental payments and applications for renewal are subject to review by, and require consent of, the Ministry of Northern Development, Mines, Natural Resources and Forestry (Ontario). The patented lands are subject to an annual mining tax. The Company believes that the surface rights are sufficient for currently planned surface infrastructure and mine operations.
Location Map of Detour Lake (as at December 31, 2024)

570000E
580000E
590000E
600000E
610000E
620000E
5551000N
5542000N
5533000N
5524000N
5515000N
N
Mine site area
Ontario
Quebec
CANADA
Detour Lake
Val-d'Or
Montreal
Mining Lease
DETOUR LAKE
Agnico Eagle Properties
Roads
Lakes and streams
0
10
kilometres
Coordinate system: UTM NAD83-Z17N

Detour Lake is subject to the royalties set out in the table below. In addition, the Company has certain payments obligations to Indigenous groups in the area of Detour Lake.
Annual Information Form – Year ended December 31, 2024	23

OPERATIONS & PRODUCTION
Property	NSR Amount	NSR Holder	Buy-Out Option
Blocks A through E	2%	Franco-Nevada Corporation	n/a
Mine Property	2%	Franco-Nevada Corporation	n/a
Purchased claims (individual)	2%	Individual Prospector	n/a
Gowest	1%	Franco-Nevada Corporation	C$750,000
A series of companies have had an interest in the Detour Lake property over the years. Gold production on the Detour Lake property began in 1987 and during the initial 12 years of mining (from 1987 to 1999) production was approximately 1.7 million ounces of gold. Production during Detour Gold Corporation’s ownership (from 2013 to January 30, 2020) was an aggregate of approximately 3.6 million ounces of gold. Production during KLG’s ownership (from January 31, 2020 to February 7, 2022), was approximately 1.3 million ounces of gold.
Mining and Milling Facilities
Surface Plan of the Detour Lake mine (as at December 31, 2024)

584000E
587000E
590000E
593,000E
596000E
599000E
602000E
5548000N
5546000N
5544000N
5542000N
5540000N
5538000N
5536000N
N
Mining Lease
Overburden stockpile
Process plant
Overburden stockpile
Tailings management facility 2
Waste rock storage facility
Tailings management facility 1
Portal disturbance areas
Mine water pond
Detour Lake pit
Ore stockpile
Overburden stockpile
Ore stockpile
Mine & maintenance buildings
Waste rock storage facility
Jack Creek
Ledum Lake
Jake Lake
Deem Lake
Easter Lake
East Creek
East Lake
Good Friday Lake
Sunday Lake
Ghost Lake
Walter Lake
Little Hopper Lake
Lindbergh Lake
Won Lake
Won Creek
Sagimeo Lake
Linden Creek
Lindbergh Creek
Easter Creek
Lower Detour Lake
Detour River
DETOUR LAKE
Roads
Lakes and streams
0
2.5
kilometres
Coordinate system: UTM NAD83-Z17N

Detour Lake is a large open pit operation comprised of the Detour Lake Main Pit currently in operation and the planned North Pit.
In 2024, the Company completed the construction of improvements to the elution system, installed new trash screens, installed a ball mill grizzly and upgraded the SAG mill discharge screen in one of the lines, started improvement work on the 230 kilovolt substation, started construction of a four bay addition to the mine’s truck shop, installed a variable frequency drive on secondary crusher and continued work on leach tanks and the construction on tailings facility cell 2 to an elevation of 305 metres. Major projects planned for 2025 include a further five metre lift on tailings facility cell 2, completion of the construction and the commissioning of a four bay addition to the mine’s truck shop, the installation of a ball mill discharge grizzly and upgrade of the SAG discharge screen on the other line, completion of the improvements to the 230 kilovolt substation and commissioning of the secondary crusher variable frequency drive (VFD).
24	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Mining Methods
Mining at Detour Lake is by conventional truck and shovel open pit mining, using large scale equipment. Excluding the muskeg and overburden/till top layer, all material must be blasted. Pioneering drilling and blasting is required in the overburden/rock contact. Mining at the North Pit, given its smaller dimensions, will likely use a smaller fleet.
Detour Lake operates with a 14.5 metre bench height for areas to be primarily mined by rope shovels and to a 7.25 or 10 metre bench height in areas to be mined using hydraulic shovels. The pit design incorporates a double ramp access for most of the expected life of mine. The final ramp and principal access is located in the north wall. The North Pit was designed using a single ramp access. A process of ongoing geotechnical monitoring and documentation has been implemented at the mine and risk mitigation techniques continue to be evaluated and employed as needed.
Surface Facilities
Surface facilities at Detour Lake include processing facilities (such as grinding and leaching facilities, management and engineering offices, change house, workshop, and warehouse facilities); mine facilities (such as management and engineering offices, change house, heavy mining vehicle and light vehicle workshops, wash bay, warehouse, explosives magazine, crusher, mine access gate house and return water pump house); administration buildings; accommodations camp; four stockpiles; four waste rock storage facilities; four tailings storage facility cells; water management facilities; and a landfill facility. In 2024, the processing plant operated at approximately 75,000 tonnes per day.
The process plant is based on a robust metallurgical flowsheet designed to optimize recovery with minimum operating costs. The flowsheet is based upon unit operations that are proven in industry. The primary crushing system is a single stage, open circuit, primary gyratory crusher that feeds a secondary cone crusher operated in open circuit. The gold recovery circuit is a leach circuit followed by a carbon-in-pulp circuit. The mineralization is then subjected to acid wash, stripping, electrowinning and refining.
Potable water is obtained from Little Hopper Lake, which is adequate for Detour Lake’s current and expected future needs. Potable water is also obtained from borehole wells close to the camp. Fresh water is pumped from East Lake and is primarily used in the processing plant for reagent mixing but it also is used as wash water in the truck wash facility and water make-up for the fire water tank.
Production and Mineral Recoveries
In 2024, payable production was 671,950 ounces of gold from 27,462,385 tonnes of ore grading 0.85 grams of gold per tonne. Production costs per ounce of gold were $740. The total cash costs per ounce of gold produced were $796 on a by-product basis and $801 on a co-product basis. Gold recovery averaged 89.4%. The processing facility had average throughput of 75,033 tonnes of ore per day. Production costs per tonne were C$25 and minesite costs per tonne were C$26 for 2024.
The following table sets out the metal recoveries at Detour Lake for 2024:
	Head Grade	Overall Metal Recovery	Payable Production
Gold	0.85g/t	89.4%	671,950oz
Production at Detour Lake in 2025 is expected to be between 705,000 and 735,000 ounces of gold. Total cash costs per ounce of gold produced in 2025 on a by-product basis are expected to be $775. Production and minesite costs per tonne of C$28 are expected in 2025.
Environmental, Permitting and Social Matters
Tailings are stored on surface in an engineered tailings storage facility located east of the process plant. The tailings management area is designed to function as three adjacent cells for tailings and water management, of which cell 1 is at capacity, cell 2 is currently in operation, and construction of a cell 3 is planned for 2027, with operations expected in 2029. As the mine continues to grow, it is expected that additional tailings facilities will be required to support the operations. Tailings deposition generally occurs in only one cell at any time with water recycled for process plant use occurring mainly from the active cells. A dam safety review (“DSR”) was completed in 2020 for Cell 1. External and internal reviews carried out in 2024 confirmed that the tailings storage facilities are performing as designed. The first independent DSR for Cell 2 is scheduled for 2025.
In 2020, a mine water pond (“MWP”) with capacity of 3.5 million cubic metres was completed. The MWP serves as a central water management facility (e.g., for open pit water and local runoff that has not been in contact with process operations), and will provide additional options for water storage and treatment, if required in the future. Water stored at the MWP is either reclaimed (returned) back to the process plant to support mill operations or discharged to Sunday Creek using a decant tower with pumping facilities located in the MWP. Additional water for the operation of the process plant is sourced from East Lake when required.
The Detour Lake Main Pit and future expansion areas were subject to extensive baseline, environmental monitoring, and technical studies, as required by provincial and federal regulations. The presence of Woodland Caribou, designated as “Threatened” under the Endangered Species Act (Ontario) and Species at Risk Act (Canada), requires management. Potential impacts and mitigation measures are addressed through the process of an Endangered Species Act Permit, which was received in 2023.
Annual Information Form – Year ended December 31, 2024	25

OPERATIONS & PRODUCTION
Two federal and four provincial licences/authorizations were granted in support of the current mining operations. Subsequent permits, such as Permits to Take Water and Environmental Compliance Approvals, have been approved, renewed, and/or amended in the ordinary course to support ongoing development and operations.
Prior to development of the West Detour project, several provincial and federal environmental approvals, or amendments to existing approvals, were required. In particular, the West Detour project was subject to a Class C Environmental Assessment pursuant to the Environmental Assessment Act (Ontario). As a result, an Environmental Study Report for the West Detour Project was filed and approved in 2021. This environmental approval was a major milestone and served as the prerequisite to allow subsequent environmental applications to be submitted that provide additional detail regarding the engineering design of the proposed West Detour project facilities, potential effects and proposed mitigations measures. Following the filing of the Environmental Study Report in 2021, a Closure Plan Amendment for the West Detour footprint was filed in late 2022. The approval for the Endangered Species Act (Ontario) Overall Benefit Permit, mentioned above, was received in February 2023. Finally, the Company received in 2024 an authorization under the Fisheries Act (Canada) for fish habitat matters within the West Detour footprint.
The Company has ongoing consultation with the public, government regulators and First Nation communities regarding the operations, environmental commitments and planned activities at the Detour Lake mine. The Company has also established consultation principles to guide interactions within mine permitting, operations, and exploration.
The Company has agreements with First Nations who have treaty and Indigenous rights which they assert within the operations area of the Detour Lake mine. These agreements provide a framework for strengthened collaboration in the development and operations of the mine and outline tangible benefits for the First Nations, including direct financial support, skills training and employment, opportunities for business development and contracting and a framework for issues resolution, regulatory permitting and the Company’s future financial contributions. In addition, the Company engages with First Nations communities in connection with environmental conditions, permitting applications and ongoing projects.
Reclamation and closure costs have been estimated for rehabilitating the Detour Lake mine and the West Detour project. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs.
Capital Expenditures
Capital expenditures in 2024 at the Detour Lake mine were approximately $502.8 million, which included sustaining capital expenditures, deferred expenses, capitalized exploration and development capital expenditures associated with the procurement of mobile equipment, projects involving the tailings management area, and process plant improvements.
Estimated 2025 capital expenditures at Detour Lake are $457.9 million, which includes $99 million in capital expenditures expected to be incurred in connection with increasing the tailings capacity, $64 million for process plant improvement projects and $31 million for the development of the West Detour property. An additional $70.7 million is estimated to be expended for development of the Detour Lake underground project.
Development
Development activities in 2024 focused on stripping phase 5 of the main pit with the total of 62.5 million tonnes of waste mined at a stripping ratio of 1.78. The total material moved in 2024 was 108.8 million tonnes. Development activities in 2025 are expected to include the movement of 103.5 million tonnes of waste materials primarily from phase 5 of the Main Pit with an average stripping ratio of 3.26.
Geology, Mineralization, Exploration and Drilling
Geology
Detour Lake is located within the northwestern portion of the Abitibi Greenstone Belt that consists of east-west-trending synclines of felsic to ultramafic volcanic rocks. Intervening domes are cored by syn-volcanic tonalite and gabbro diorite rocks and alternate with east-west-trending bands of late tectonic turbiditic and conglomeratic sedimentary rocks. The greenstone-granite architecture is partially aligned and disrupted along a linear, east-west-trending belt that defines the position of the Sunday Lake Deformation Zone.
Mineralization
There are two recognized episodes of gold mineralization at the Detour Lake deposits. The first episode consists of a wide and generally gold bearing sulphide-poor quartz vein stockwork formed in the hanging wall of the Sunday Lake Deformation Zone. The second episode is a stage of gold mineralization overprinting the early gold-bearing stockwork, principally in the hanging wall of the Sunday Lake Deformation Zone, with a higher sulphide content.
Mineralization surrounding the current Detour Lake mineral resource has been defined over a strike length of approximately 9 kilometres, a width of 1.5 kilometres and an approximate elevation range of 1,000 metres. Mineralization is hosted within a broad assemblage of mafic volcanic rocks with an overall east-west trend. The bulk of the mineralization within this corridor is concentrated along a highly-strained corridor of a moderate to strong potassic alteration envelope at the contacts between pillowed and massive mafic flows. Gold is associated with quartz-carbonate-pyrite-pyrrhotite ±tourmaline veins and/or disseminated to very local semi-massive sulphides in hydrothermally-altered wall rocks.
26	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
To the west, the gold zones occur in a variety of structural settings and several rock types including massive to pillowed tholeiitic basalt flows, variably deformed-altered basaltic to peridotitic komatiite units, cherty tuffs, gabbro and deformed felsic to intermediate dikes. Gold is associated with pyrite, pyrrhotite and rarely chalcopyrite.
The Zone 58N deposit has an east-west strike length of 450 metres, extends from surface to a depth of 800 metres, and the mineralized system remains open at depth. Gold mineralization in Zone 58N is within the southern portion of a feldspar porphyry intrusion and hosted by a swarm of plagioclase-phyric tonalitic dikes that intrude mafic rocks. Gold is found within and at the margins of quartz ±tourmaline ±carbonate stockwork type veins that infill areas of brittle deformation. Visible gold occurs in nearly every drill hole that intersects mineralization and is present as micro-inclusions within pyrite grains, or intergrown with bismuth tellurides.
The surface expression of Zone 75 is located 20 to 50 metres south of Zone 58N. The Zone 75 mineralized system has been intersected over an east-west strike length of approximately 650 metres, from surface to a depth of 600 metres, and the mineralized system remains open at depth. Zone 75 mineralization is localized to the stratigraphic contact of high-magnesian and high-iron tholeiitic mafic units. When in close spatial proximity to Zone 58N, the mineralization within Zone 75 is much stronger and gold grades typically increase significantly. At depth when the lateral distance between Zone 58N and Zone 75 exceeds 50 metres, mineralization dramatically decreases in terms of both sulphide and gold content.
Deposits identified to date are considered to be examples of orogenic greenstone-hosted hydrothermal lode gold deposits.
Exploration potential remains open in the area where mineral resources are estimated and all deposits remain open at depth. Regionally, geophysical surveys and exploration drill holes have identified a number of gold bearing structural trends that warrant additional exploration evaluation.
Exploration and Drilling
Drilling and assaying that support the mineral resource estimate for the Detour Lake deposit were completed from 1974 to 2018 by a series of prior owners of the property. Drilling and assaying that support the mineral resource estimate for the Zone 58N deposit were completed by Detour Gold Corporation from 2012 to 2017. Approximately, 8,111 holes (1,690,201 metres) of drilling are contained in the exploration database covering the period prior to 2020 and include holes to support exploration evaluations, mineral reserve and mineral resource estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling). In 2020, 3,693 metres of drilling were completed at Zone 58N by Detour Gold Corporation which tested continuity within the mineral resource.
Diamond drilling is used for regional exploration and conversion at Detour Lake. In 2024, capitalized exploration drilling totalled 195,013 metres. The program successfully defined continuity of mineralization below and west of the mineral resources pit, tested for local continuity inside the mineral resources pit and explored up to 2.4 kilometres west of the pit to identify the main plunge of the deposit. Expensed exploration totalled 25,664 metres on satellite targets and subsidiary geological features north and south of the main Detour Lake deposit trend.
At Detour Lake in 2025, the Company expects to spend approximately $31.1 million for 168,500 metres of drilling, including $27.5 million for 163,000 metres of capitalized drilling into the western plunge of the main deposit to increase confidence in the mineralization’s continuity, both in the inferred mineral resources for conversion purposes and to continue extending the mineralized trend to the west. In 2024, the Company approved the excavation of an exploration ramp to be used for drilling to increase confidence in the continuity of the inferred mineral resource and to potentially collect a bulk sample.
In addition, the Company expects to spend approximately $3.6 million for 5,500 metres of regional drilling in 2025, to explore satellite targets on the Company’s large 107,400 hectare land position at Detour Lake site.
Annual Information Form – Year ended December 31, 2024	27

OPERATIONS & PRODUCTION
Meadowbank
Meadowbank includes the processing plant, tailings storage facilities, airstrip and camp at the Meadowbank mine site and the open pit and underground operations at the Amaruq mine (located in an area traditionally referred to as Piqiganig) and the Anuraaqtuq property. The Meadowbank mine, which achieved commercial production in March 2010, is located in the Third Portage Lake area in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. In 2017, the Company approved the development of the open pit Amaruq mine at Meadowbank, which is located 50 kilometres northwest of the Meadowbank mine, and it achieved commercial production on September 30, 2019. Mining at the Meadowbank mine site ceased in 2019. In February 2021, the construction of the underground Amaruq mine was approved and commercial production was subsequently achieved on August 1, 2022.
Meadowbank was estimated to have proven and probable mineral reserves as at December 31, 2024 containing approximately 1.61 million ounces of gold comprised of 14.9 million tonnes of ore, grading 3.36 grams of gold per tonne. The Company acquired its 100% interest in Meadowbank in 2007 through its acquisition of Cumberland.
Location Map of Meadowbank (as at December 31, 2024)
Meadowbank is held under 24 Crown mining leases, four exploration agreements and one Crown mineral claim. The Crown mining leases, which cover the Portage, Goose and Goose South deposits at the Meadowbank site, all of which are now mined out, are administered under federal legislation. The Crown mining leases, which have renewable 21-year terms, have no annual work commitments but are subject to annual rental fees that vary according to their renewal date.
The Amaruq mine is also 100% owned by the Company and covered by a mineral production lease with Nunavut Tunngavik Inc. (“NTI”) entered into in 2013 and a surface production lease with the Kivalliq Inuit Association (“KIA”) entered into in 2017. The NTI is a corporation responsible for, among other things, administering subsurface mineral rights on Inuit-owned lands in Nunavut. The KIA is a designated Inuit organization which holds the surface rights in the Kivalliq District and administers land use in the region through various boards.
The surface production lease with the KIA is a surface lease and requires the payment of C$71,000 annually. Production from subsurface lease area is subject to a royalty of up to 14% of the adjusted net profits, as defined in the Northwest Territories and
28	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Nunavut Mining Regulations. To conduct exploration on the Inuit-owned lands at Meadowbank, the Company must receive approval for an annual work proposal from the KIA.
Four Meadowbank exploration agreements have been granted by NTI. Production from areas underlying the agreements is subject to a 12% net profits interest royalty from which annual deductions are limited to a percentage of the gross revenue. The one Crown mineral claim is subject to land fees and work commitments.
To stake the original Amaruq property, the Company initiated negotiations with NTI and an agreement was signed in early 2013, at which time the Company obtained a 100% interest in the property. The resulting NTI exploration agreement is identified as Inuit Owned Land area BL42-001 and BL43-001, that was subsequently expanded to cover 40,839 hectares, including the 285-hectare production lease, BL43-001-PL. During the exploration phase, lands within exploration agreements are held for up to 20 years (expiring on December 31, 2032) and the production lease for up to 10 years (expiring on April 30, 2029), that may be renewed for two additional five years terms. In 2015 and 2017, the Company added mineral rights to the project; the claims, after the amended Nunavut Mining Regulations (2020), cover 86,203 hectares. The additional claims are held under Crown-Indigenous Relations and Northern Affairs Canada (“CIRNAC”) and are referred to as federal Crown land. As of December 31, 2024, the property totals 127,042 hectares.
In 2023, the Company added the Anuraaqtuq property to its portfolio, owning a 100% interest in the property. The property covers 41,237 hectares, held over 26 mineral claims. The mineral claims are held under CIRNAC and are located on federal Crown land.
The Meadowbank area has an arid arctic climate. Surface geological work can be carried out from mid-May to mid-October, while mining, milling and exploration drilling can take place throughout the year, though outdoor work can be limited in December and January by the cold and darkness.
The Meadowbank mine is accessible from Baker Lake, located 70 kilometres to the south, over a 110-kilometre all-weather road that was completed in March 2008. Baker Lake provides 2.5 months of summer shipping access via Hudson Bay and year-round airport facilities. The Meadowbank mine also has a 1,752-metre long gravel airstrip, permitting access by air. Fuel, equipment, bulk materials and supplies are shipped by barge and ship from Montreal, Quebec (or Hudson Bay port facilities) into Baker Lake during the summer port access period that starts at the end of July each year. Fuel and supplies are transported year-round to the site from Baker Lake by conventional tractor trailer units. Scheduled and chartered flights provide transportation for personnel and air cargo.
A 64-kilometre road from the Meadowbank site to the Amaruq mine was completed in August 2017 and it was widened for ore haulage in November 2018. Ore from the Amaruq mine is hauled to the Meadowbank mill using long haul off-road type trucks.
Annual Information Form – Year ended December 31, 2024	29

OPERATIONS & PRODUCTION
Mining and Milling Facilities
Surface Plan of the Meadowbank mine site (as at December 31, 2024)

635 000 E
637 500 E
640 000 E
642 500 E
7 220 000N
7 217 500N
7 215 000N
7 212 500N
7 210 000N
N
Road to Amaruq
Vault waste rock storage facility
Wally Lake
Vault dike
Ore stockpile
Vault pit
Phaser pit
BB Phaser pit
Vault haul road
Dike
Portage waste rock storage facility
Tailings storage facility
Portage pit (North)
Air strip
Ore stockpile
Mine buildings, Camp
East dike
Second Portage Lake
Processing plant
Ore stockpile
Waste rock storage facility
Portage pit (South)
South camp dike
Waste rock storage facility
Goose pit
Bay Goose dike
Third Portage Lake
MEADOWBANK
0
2.5
kilometres
Coordinate system: UTM NAD83-Z14N

30	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Surface Plan of the Amaruq mine (as at December 31, 2024)

602 500 E
605 000 E
607 500 E
610 000 E
7 257 500N
7 255 000N
7 252 500N
Nemo Lake
Underground portal
Underground infrastructure (pond & pad)
V Zone waste rock storage facility
V Zone (IVR) pit
Whale Tail waste rock storage facility
Ore stockpile
Dike
V Zone attenuation pond
Whale Tail pit
Kangislulik Dike
Kangislulik Lake
Temporary Non-Acid Generating (NAG) material and ore stockpile
Camp & maintenance buildings
Whale Tail dike
Whale Tail attenuation pond
Whale Tail diversion channel
AMARUQ
0
2.5
kilometres
Coordinate system: UTM NAD83-Z14
Whale Tail Lake (South Basin)
Road to Meadowbank
610000 E

All required aggregates used in the mining process at the Meadowbank site are produced from waste material taken from the Portage and Vault pits. The same principle is applied at the Amaruq deposit at Meadowbank, with material sourced from quarries and the Whale Tail and IVR pits.
At the Amaruq mine, dewatering dikes in the northern part of Whale Tail Lake and the eastern end of Kangislulik Lake (formerly named Mammoth Lake) were required to mine the Whale Tail deposit. The construction of Whale Tail Dike in 2018 and 2019 and Kangislulik Dike in 2019 allowed mining of the Whale Tail deposit by isolating the pit from the Whale Tail Lake and Kangislulik Lake. The NE Dike was constructed in 2018 and 2019 to prevent water from the North-East watershed to reach Whale Tail Pit. The WRSF Dike was constructed in 2018 and 2019 to prevent contact water from the Whale Tail Waste Rock Storage Facility to reach Kangislulik Lake. The IVR Dike was completed in 2021, allowing the operation of IVR attenuation pond.
In 2023, thermal berms were constructed along the east and west abutments of the Whale Tail Dike in order to stabilize areas where movement was observed in 2022. In 2024, an abutment was constructed downstream of the Whale Tail dike in order to stabilize an area where movement was observed in 2023 and 2024.
Mining Methods
Ore at Meadowbank is now sourced solely from the Amaruq mine and is hauled by a long haul off-road fleet to the mill at the Meadowbank mine site for processing. Mining at Amaruq has historically been done by open pit methods using excavators and trucks. Open pit ore is extracted conventionally using drilling and blasting. Commercial production at the Whale Tail pit was achieved on September 30, 2019. The V Zone (IVR pit) began pre stripping activities in the third quarter of 2020 and achieved commercial production on December 31, 2020. Mining activities at Amaruq are now from open-pit and underground, with commercial production achieved (open pit) as of September 2019 and commercial production achieved (underground) in August 2022.
A surface portal and ramp are being used to access the underground deposit. The ramp is currently at a depth of approximately 470 metres below surface and, in 2024, approximately 4,800 metres of underground development was completed. Approximately 5,500 metres of underground development is planned for 2025. The mining method used at the Amaruq underground deposit is long-hole open stoping and primary stopes are being backfilled using cemented rockfill.
A traditional truck and scoop tram approach is being used for underground mucking and hauling. Ore from the underground mine is blended with ore from the open pit during processing operations. Tailings from this blended ore are deposited in-pit at the Meadowbank site.
Surface Facilities
The Meadowbank mine site facilities include a mill building, a mechanical shop, a power plant building, an assay lab, a heavy vehicle maintenance shop, a secondary maintenance shop, warehouses and an ore stockpile dome. A structure comprised of two separate crushers and high pressure grinding rolls (“HPGR”) flanks the main processing complex. Power is supplied by a 26.4-megawatt diesel electric power generation plant with heat recovery and an onsite fuel storage and distribution system. The mill-service-power complex is connected to the accommodations complex by enclosed corridors.
Annual Information Form – Year ended December 31, 2024	31

OPERATIONS & PRODUCTION
The accommodations complex at the Meadowbank mine site consists of a permanent camp and a temporary camp to accommodate additional workers. The camp is supported by a sewage treatment, solid waste disposal and a potable water plant.
Facilities at Baker Lake include a barge landing site located three kilometres east of the community and a storage compound. A fuel storage and distribution complex with capacity for 70 million litres of diesel fuel and 1.8 million litres of jet fuel is located next to the barge landing facility.
The process design at the Meadowbank mill consists of two-stage crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIP circuit. The mill was designed to operate year-round, with an annual design capacity of 3.1 million tonnes (8,500 tonnes per day). The addition of a secondary crusher in 2011 increased the overall capacity in the mill to 3.6 million tonnes processed per year (9,840 tonnes per day).
The ore arriving at the Meadowbank mill from Amaruq is dumped into the gyratory crusher or into stockpiles designated by ore-type. The feed from the primary crusher is conveyed to the cone crusher in a closed circuit with a vibrating screen. The crushed ore is delivered to the coarse ore stockpile and ore from the stockpile is conveyed to the mill. The grinding circuit is comprised of a primary SAG mill operated in open circuit and a secondary ball mill operated in closed circuit with cyclones. A portion of the cyclone underflow stream is sent to the concentrator, which separates the heavy minerals from the ore. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate is leached in an intensive cyanide leach-direct electrowinning recovery process.
A HPGR unit was commissioned in the second quarter of 2022. The conveyor that feeds from the dome ore stockpile to the SAG mill was modified so that it can feed a splitter which can either feed the HPGR unit or be bypassed to the SAG mill if the HPGR unit is not available. A conveyor feeds a screen for oversize material and the remaining ore will directly fall to the HPGR unit feed chute to be crushed into a smaller size. The HPGR product and screened oversize particles are then fed into the existing SAG mill feed chute for primary grinding. The HPGR unit’s crusher is housed in a building near the existing pebble crusher building. These additions have increased the mill capacity to 12,000 tonnes per day, or approximately 4.1 million tonnes per year.
The cyclone overflow, originally sent to the grinding thickener, now feeds the newly installed regrind circuit consisting of three continuous variable discharge Knelson concentrators which concentrate higher density and heavier ore minerals. The tailings of the concentrator directly flow to the grinding thickener while the concentrated ore is classified at the regrind cyclones. The regrind cyclone overflow combines with the tailings of the concentrators to add flow towards the grinding thickener while the cyclone underflow is fed into the high intensity grinding mill to grind the concentrated coarse ore into a finer size. The particle size target of the slurry flow is controlled by a particle size instrument based on the variable speed of the high intensity grinding mill motor power/speed. The liberated slurry returns to the original flow by feeding into the grinding thickener for dewatering.
The CIP tailings are treated for the destruction of cyanide using the standard sulphur-dioxide-air process. The detoxified tailings are then pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize water requirements.
In 2021, new facilities were added at Amaruq to support the underground mine, including: new mine dry, compressor room, generators, electric house and an emulsion plant. Surface ventilators and cemented rock fill plant have been installed.
In 2023, the Company commissioned a three million litre capacity fuel tank at Meadowbank which is expected to de-risk operations during periods of road closures, which are primarily during caribou migration season. An additional tenth leach tank was also commissioned in 2023 which is expected to improve mill recovery.
Production and Mineral Recoveries
In 2024, Meadowbank had payable production of 504,719 ounces of gold from 4,142,766 tonnes of ore grading 4.18 grams of gold per tonne. Production costs per ounce of gold produced at Meadowbank in 2024 were $918. Total cash costs per ounce of gold produced at Meadowbank in 2024 were $938 on a by-product basis and $946 on a co-product basis. The Meadowbank processing facility averaged 11,320 tonnes per day and operated approximately 93.15% of available time. Gold recovery averaged 90.8%. In 2024, the production costs per tonne at Meadowbank were C$153 and minesite costs per tonne were C$156.
The following table sets out the metal recoveries at Meadowbank in 2024.
	Head Grade	Overall Metal Recovery	Payable Production
Gold	4.18g/t	90.8%	504,719oz
In 2025, Meadowbank is expected to produce between 485,000 and 505,000 ounces of gold at estimated total cash costs per ounce of approximately $1,022 on a by-product basis. Production and minesite costs per tonne of approximately C$167.30 are expected in 2025.
Environmental, Permitting (including Inuit Impact and Benefit Agreement) and Social Matters
Inuit Impact and Benefit Agreements for the Meadowbank mine (the “Meadowbank IIBA”) and the Amaruq mine (the “Whale Tail IIBA”) have been entered into with the KIA. These agreements provide that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit and outline the special considerations and compensation that must be provided to the Inuit regarding traditional, social and cultural matters.
32	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Permits are in place for the operation of the Meadowbank and Amaruq sites.
Tailings are stored in the dewatered portion of the Second Portage Lake and the depleted Meadowbank pits. The tailings are deposited on tailings beaches and a reclaim pond is located within the tailings storage facility. Tailings deposition was completed in the North Cell of the tailings storage facility in 2021, although opportunities to discharge tailings in targeted areas within this facility to improve closure landform are being evaluated. Reclamation of the cell is ongoing through the placement of capping material. The placement of an isolation cover and comprehensive engineered dike liners are the control strategy to minimize water infiltration into the tailings storage facility and mitigate the migration of constituents out of the facility.
The water management objective for the Meadowbank and Amaruq sites is to minimize the potential impact on the quality of surface water and groundwater resources at the site. At the Meadowbank site, all contact water originating from the mine site or mill is intercepted, collected and conveyed to the tailings storage facility for reuse in the milling process. There is no discharge of contact water from the mine site or the Portage pit area to offsite receiving water bodies. All contact water generated at the Vault pit area, including the vault waste rock storage facility, is conveyed to the Vault pit where passive flooding is ongoing. At the Amaruq mine site, all contact water is collected and directed to the IVR attenuation pond where it is treated prior to being released.
Reclamation and closure costs have been estimated for rehabilitating the sites. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs.
In 2023, Meadowbank experienced its longest lasting caribou migration since operations began, causing road closures for approximately 57 days in aggregate. The Company continues to adjust for the caribou migration in its production plan as this migration can affect the ability to move materials on the road between Amaruq and the Meadowbank mine site and between Meadowbank and Baker Lake. Wildlife management is an important priority and the Company is working with Nunavut stakeholders to optimize solutions to safeguard wildlife and minimize production disruptions.
Capital Expenditures
In 2024, the Company incurred approximately $95.2 million in capital expenditures at Meadowbank, including $3.3 million in development capital expenditures incurred in connection with the Amaruq mine.
Estimated 2025 capital expenditures at Meadowbank are $104.8 million.
Geology, Mineralization, Exploration and Drilling
Geology
The Meadowbank property comprises a number of Archean-age gold deposits hosted within polydeformed volcanic and sedimentary rocks of the Woodburn Lake Group, part of the Western Churchill supergroup in northern Canada.
Three mineable gold deposits – Goose, Portage and Vault (all now mined out) – were discovered along the 25-kilometre long Meadowbank gold trend, and the PDF deposit (a fourth deposit) has been outlined on the northeast gold trend. These known gold resources were within 225 metres of the surface, making the deposits amenable to open pit mining. In addition, two mineable deposits have been discovered at the Amaruq satellite deposit, the Whale Tail and V Zone, which come together at depth northeast of Whale Tail Lake. Both extend from surface, making them amenable to open pit mining. A ramp is being driven between the two deposits and is currently 470 metres below surface, in the footwall of Whale Tail deposit.
Mineralization
The Amaruq mine is located 50 kilometres northwest of the Meadowbank mine. The Whale Tail deposit is a folded deposit with a defined strike of 2.3 kilometres from surface to a depth of 1,075 metres locally. The V Zone is a series of parallel stacked quartz vein structures dipping shallowly (30 degrees) near surface and more steeply (60 degrees) at depth, extending to 800 metres locally. Both deposits are open along strike and at depth. Three contrasting styles of mineralization are present on the Amaruq property. In all three styles, gold is found associated with pyrrhotite and/or arsenopyrite as 25 to 50 micron inclusions or grains along fractures, or simply as free grains in a quartz rich gangue.
The first mineralization style corresponds to occurrences of pyrrhotite-quartz-amphibole-carbonate as layers, lenses and/or disseminations, mostly restricted to the silicate-sulphide iron formations of Whale Tail’s north domain. The second mineralization style comprises silica flooding with significant pyrrhotite, arsenopyrite, and local pyrite stockwork and disseminations, within a gangue of amphibole-carbonate. The third mineralization style is between decimetres and several metres thick, quartz-sulphide-native gold veins cutting through the whole Kangislulik- Whale Tail-V Zone rock sequence. These veins are best developed in the mafic and ultramafic volcanics, where they are hosted in biotite-altered and moderately-to-strongly schistose zones. The overall sulphide content of these veins is generally low (1-5% maximum) and most commonly comprises arsenopyrite, galena, sphalerite, and/or chalcopyrite. These veins seem more abundant and best developed in the hinge zone of the regional fold and seem to be restricted to shallow southeast-dipping, high-strain corridors therein.
Exploration and Drilling
Exploration at the Meadowbank property has been extensive since 1985, including geophysical surveying, prospecting, till sampling and drilling, mainly by diamond drill. From 1985 until Agnico Eagle acquired the property in 2007, 126,796 metres were drilled in 916 drill holes on the Meadowbank property.
Annual Information Form – Year ended December 31, 2024	33

OPERATIONS & PRODUCTION
Diamond drilling is used for exploration and conversion at Meadowbank. In 2024, drilling conducted at Amaruq totalled 30,696 metres of conversion drilling at the Whale Tail and IVR deposits.
In regional exploration drilling in 2024, a total of 10,184 metres were drilled on the Meadowbank property.
In 2025, the Company expects to spend $5.8 million for 8,300 metres of expensed exploration drilling at Amaruq, with the objective of converting and delineating mineral resources and mineral reserves and to extend the life of the Amaruq mine. In addition, the Company expects to spend in 2025, another $0.5 million for field work.
34	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Meliadine
Meliadine is located near the western shore of Hudson Bay in the Kivalliq region of Nunavut, approximately 25 kilometres north of the hamlet of Rankin Inlet and 290 kilometres southeast of the Meadowbank mine. The closest major city is Winnipeg, Manitoba, approximately 1,500 kilometres to the south.
The Company acquired its 100% interest in Meliadine through its acquisition of Comaplex in July 2010. In February 2017, the Board approved the construction of the Meliadine mine. Commercial production at Meliadine was achieved in May 2019.
Meliadine was estimated to have proven and probable mineral reserves as at December 31, 2024 containing 3.4 million ounces of gold comprised of 19.8 million tonnes of ore grading 5.29 grams of gold per tonne.
The Meliadine property is a large land package that is nearly 80 kilometres long. It consists of mineral rights, a portion of which are held under the Northwest Territories and Nunavut Mining Regulations and administered by CIRNAC and referred to as Crown Land. The Meliadine property’s Crown Land is made up of mining claims and mineral leases. There are also subsurface NTI concessions administered by a division of the Nunavut territorial government. In 2024, approximately C$250,000 was paid to the Department of Crown-Indigenous Relations and Northern Affairs Canada for the mining lease. NTI requires aggregate annual rental fees of approximately C$67,000 and aggregate exploration expenditures of approximately C$436,000.
The Kivalliq region has an arid arctic climate. Surface geological work can be carried out from mid-May to mid-October, while mining, milling and exploration drilling can take place throughout the year, though outdoor work can be limited in December and January by the cold and darkness.
Equipment, fuel and dry goods are transported on the annual sealift by barge to Rankin Inlet via Hudson Bay. Ocean-going barges from Churchill, Manitoba or eastern Canadian ports can access the community from late June to late October. In October 2013, the Company completed construction of a 24-kilometre-long all-weather gravel road from Rankin Inlet to the mine site.
Location Map of Meliadine (as at December 31, 2024)
Annual Information Form – Year ended December 31, 2024	35

OPERATIONS & PRODUCTION
Surface Plan of Meliadine (as at December 31, 2024)
The surface infrastructure at Meliadine is shown on the surface plan map above and consists of modular structures for the dormitory, kitchen and electrical rooms/mechanical modules. The administration office, maintenance shop and warehouse are combined in a pre-engineered building. The process plant, assay laboratory, and the power plant are standard buildings. The site map also shows the mine portals, open pits, waste rock storage facilities, ore pads, water management structures, attenuation pond and tailings storage facilities (dry stack tailings).
In 2024, the Company continued work on the saline effluent treatment infrastructure including the discharge waterline. The Company completed the processing plant expansion with the commissioning of a fourth filter press, four additional CIL tanks and a secondary grinding system. To support the processing plant expansion and future power needs, the Company also added a new power generator along with two new fuel storage tanks at Itivia Harbour. The Company also completed the underground western ventilation intake and advanced works on the third paste line to support the growing mine. A road towards a new deposit to be mined in 2025, Pump, along with the fish salvage program and dewatering of ponds in the area were also completed.
In 2025, the Company will continue the construction work for the new deposits at Pump, Wesmeg and F-Zone. The Company also expects to complete the waterline project and the third paste line for the underground.
Mining Methods
Mining at Meliadine is carried out through 12 open pit and two underground mining operations. Underground access is provided by ramp, with long-hole mining methods. Each stope is backfilled with cemented pastefill or cemented rockfill in primary stopes, and dry
36	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
rockfill used the secondary stopes. A conventional truck/shovel operation is used for the open pits. Mining in 2024 was done by both underground and open pit methods at Tiriganiaq.
Surface Facilities
Facilities at Meliadine include the main camp and the exploration camp. The main camp is located approximately 1.8 kilometres north of the Tiriganiaq deposit and began operation in 2017. It consists of 17 wings of modular trailers that can accommodate approximately 793 personnel. It includes a complete kitchen facility and recreational facilities. Power for the main camp is provided by diesel generators that can be transformed to use natural gas and are equipped with a heat recovery system that provides heating for all major infrastructure connected to the power plant. Boiler units were also installed and can serve as a backup heating source. Potable water for the main camp is pumped from Meliadine Lake and treated by a UV system. The exploration camp is located on the shore of Meliadine Lake, approximately 2.3 kilometres east of the Tiriganiaq deposit. The exploration camp consists of one wing of modular trailers that can accommodate up to 44 personnel. Power for the exploration camp is provided by the power generation plant located at the main camp, with diesel generator backups. Potable water for the exploration camp is pumped from Meliadine Lake and is treated by a UV system.
Due to underground activities encountering saline water underneath the permafrost limit, a saline water treatment plant was constructed in 2018 to treat this saline water. In 2019, the Company completed construction of the necessary infrastructure to discharge saline water into the sea via truck. In 2022, the Company obtained permits to construct and operate a waterline to discharge treated saline effluent into Hudson Bay. The waterline is currently under construction and is projected to be completed in 2025. In 2021, a new requirement to undertake certain water testing relating to Acartia tonsa, a species of marine copepod, when discharging saline water into the ocean was adopted by Environment and Climate Change Canada. The Company continues to review the impact of this requirement, which may require modifications to the current water treatment process at Meliadine or the construction of a new water treatment facility, or other alternatives that will satisfy the regulatory authorities. If the Company is unable to successfully resolve the matter, this may adversely impact production at Meliadine.
A portal allowing access to an underground exploration ramp was built at the Tiriganiaq deposit in 2007 and 2008 and provides access for services, underground activities and personnel transportation. The construction of a second portal was completed in 2018. The main purpose of this second portal is for production activities, including transporting ore to the crusher feeding the mill.
The Meliadine mill hosts a conventional gold circuit with crushing, grinding, gravity separation and cyanide leaching stages, with a CIL circuit, followed by cyanide destruction and filtration of the tailings for dry stacking. The mill was completed in early 2019 and has a nameplate capacity of 3,750 tonnes per day. Activities to expand the Meliadine mill capacity to 6,500 tonnes per day commenced in 2022, with commissioning completed in late 2024.
In addition to the mill, surface facilities include a tailings storage building, paste plant building, a multi-services building that contains administration offices, a maintenance shop and a warehouse. There is also a building that houses the assay laboratory, core shack and emergency response facilities.
Production and Mineral Recoveries
In 2024, the Meliadine mine had payable production of 378,886 ounces of gold from 1,966,236 tonnes of ore grading 6.22 grams of gold per tonne. Production costs per ounce of gold produced at Meliadine in 2024 were $924. Total cash costs per ounce of gold produced at Meliadine in 2024 were $940 on a by-product basis and were $942 on a co-product basis and the processing facility averaged throughput of 5,372 tonnes of ore per day and operated 87.9% of available time. During 2024, gold recovery averaged 96.6%. Production costs per tonne at Meliadine were C$243 and minesite costs per tonne were C$247 in 2024.
The following table sets out the metal recoveries at the Meliadine mine in 2024.
	Head Grade	Overall Metal Recovery	Payable Production
Gold	6.22g/t	96.6%	378,886oz
Gold production in 2025 at the Meliadine mine is expected to be between 375,000 and 395,000 ounces at estimated total cash costs per ounce of approximately $936 on a by-product basis. Production and minesite costs per tonne of approximately C$218 are expected in 2025.
Environmental, Permitting (including Inuit Impact and Benefit Agreement) and Social Matters
Land and environmental management in the region of the Meliadine mine is governed by the provisions of the Nunavut Land Claims Agreement (the “Nunavut Agreement”), an agreement between Nunavut and the Federal Government. The Meliadine mine is located on Inuit-owned land, where Inuit own both the subsurface mineral rights (managed by the NTI) and the surface land rights (managed by the KIA) on behalf of Inuit beneficiaries under the provisions of the Nunavut Agreement). Consequently, to explore and develop the mine, the Company has obtained land use leases from the KIA which have been granted in the form of a commercial lease for exploration, open pits and underground development activities, a prospecting and land use lease for exploration and development activities, an exploration land use lease for exploration and drilling on the Inuit-owned lands of Meliadine East and a parcel drilling
Annual Information Form – Year ended December 31, 2024	37

OPERATIONS & PRODUCTION
permit for drilling activity on Inuit-owned lands. Several right-of-way leases covering road access to the Meliadine mine property and esker quarrying on the Inuit-owned lands were also granted by the KIA and have been subsequently amended and restated.
An Inuit Impact and Benefit Agreement for Meliadine (the “Meliadine IIBA”) was signed with the KIA in 2015 and amended in 2017. The Meliadine IIBA addresses inclusion of Inuit values, culture and language at the mine site, protection of the land, water and wildlife, provides financial compensation to Inuit over the mine life and contains provisions for training and employment of Inuit employees and contracting with Inuit firms. In order for the Company to maintain a social licence to operate the Meliadine mine, the commitments included in the Meliadine IIBA are implemented and closely monitored by the Company. Moreover, the implementation of the Meliadine IIBA is managed by working groups with representatives from the Company and the KIA, and reviewed by an Implementation Committee composed of senior representatives of each party. These groups meet regularly to monitor implementation processes and issues.
The Company received a project certificate, which set out the terms and conditions for the construction and operation of the Meliadine, from the Nunavut Impact Review Board (“NIRB”) in 2015, which was amended in 2019 and 2022. A Type A water licence from the Nunavut Water Board (“NWB”) was received in 2016 and amended in 2021 and 2024. A commercial production land use lease from the KIA was signed in 2017.
Additional permits are required to mine the Pump underground deposit, as well as mining beyond 2031, for which the Company is engaging with the appropriate regulators and stakeholders.
The Company previously submitted an amendment to the existing project certificate for Meliadine which included the extension of the Type A Water license (which expires in 2031), which included the addition of tailings, water, and waste management infrastructure at the Pump, F-Zone, Wesmeg and Discovery deposits, a wind farm project and the extension of the mine life at Meliadine by 11 years beyond the current mine life (the “Extension Project”).
In November 2023, the NIRB recommended against the proposed Extension Project. The Company was disappointed by the NIRB’s recommendation and decided to withdraw the application as most of the current life of mine components were approved under the existing project certificate granted in 2015. In January 2024, the Company submitted a proposal to the NWB to amend the current Type A Water licence to include tailings, water, and waste management infrastructure at the Pump, F-Zone, Wesmeg and Discovery deposits. The amendment to the licence was made in December 2024.
The Company has engaged in discussions with the NIRB since its recommendation against the Extension Project. The Company is considering resubmitting a new proposal for the extension of the mine life at Meliadine.
The current water licence allows the mine to collect surface contact water (i.e., rainfall and snowmelt) for storage in collection ponds and subsequent treatment and discharge to Meliadine Lake. A revised project certificate as well as federal authorizations to discharge treated saline water (originating from naturally saline groundwater associated with the underground mine) into Itivia Harbour on Hudson Bay were received in early 2019. Discharge via trucking of saline water effluent to Itivia Harbour commenced in July 2019 and continued during the summer months in 2020 and 2021. In 2020, the Company applied for permits to construct and operate a waterline to discharge treated saline effluent directly into the Itivia Harbour and, in early 2022, the updated project certificate was received. In 2022 and 2023, discharge to Itivia Harbour did not occur as the operation maintains sufficient storage capacity for saline water to safely sustain operations until the planned waterline is commissioned in 2026.
Tailings deposition at Meliadine is conventionally referred to as dry stack. The tailings are dewatered using pressure filtration to a solids content of approximately 85% by weight. The filtered tailings are then transported by haul truck and placed at the tailings storage facility (“TSF”) using standard earthwork construction methods. The TSF is designed to minimize dust generation, control tailings surface erosion and enable the gradual reclamation and closure of the TSF.
Reclamation and closure costs have been estimated for rehabilitating the site. In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs.
Capital Expenditures
Total capital expenditures at Meliadine in 2024 were approximately $162.5 million, which included underground development, sustaining capital costs, capitalized exploration as well as development capital expenditures associated with processing plant expansion.
In 2025, a total of $173.2 million (including capitalized exploration) in capital expenditures has been estimated to be spent at the Meliadine mine.
Development
In 2024, 13,748 metres of horizontal development and 193 metres of vertical development were completed at Meliadine. For 2025, the Company expects to complete approximately 13,400 metres of horizontal development and 142 metres of vertical development.
Geology, Mineralization, Exploration and Drilling
Geology and Mineralization
Archean volcanic and sedimentary rocks of the Rankin Inlet Greenstone Belt underlie the property, which is mainly covered by glacial overburden with deep-seated permafrost, and the belt is part of the Western Churchill supergroup in northern Canada. The rock
38	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
layers have been folded, thrusted, sheared and metamorphosed, and have been truncated by the Pyke Fault, a regional structure that extends the entire 80-kilometre length of the property.
The Pyke Fault and associated secondary structures appear to control gold mineralization on the Meliadine property. The seven deposits currently known on the Meliadine property are located in the thrusted/folded volcano-sedimentary rock sequence located adjacent to the north of the Pyke Fault. The deposits consist of multiple lodes of mesothermal quartz-vein stockworks, laminated veins and sulphidized iron formation mineralization with strike lengths of up to three kilometres. The Upper Oxide iron formation hosts the Tiriganiaq and Tiriganiaq-Wolf North zones. The two Lower Lean iron formations contain the F-Zone, Pump, Tiriganiaq-Wolf Main and Wesmeg deposits. The Wesmeg-North zone was discovered in 2011 on the eastern end of the Wesmeg zone, near Tiriganiaq. The Tiriganiaq-Wolf (North and Main), F-Zone, Pump and Wesmeg/Wesmeg-North deposits are all within five kilometres of Tiriganiaq. The Discovery deposit is 17 kilometres east southeast of Tiriganiaq and is hosted by the Upper Oxide iron formation. Each of these deposits has mineralization within 120 metres of surface, making them potentially mineable by open pit methods. They also have deeper mineralized material that could potentially be mined with underground methods, and are currently being considered in various studies.
Exploration and Drilling
Gold mineralization was first noted on the Meliadine property in 1972, and extensive exploration began in 1987 with Asamera Minerals and Comaplex. The first mineral resources estimate at Meliadine was made by Strathcona Mineral Services in 2005 for then-owner Comaplex with all mineral resources in the Tiriganiaq deposit. Following this, there were annual estimates that gradually included new deposits such as Discovery, F-Zone, Pump and Tiriganiaq-Wolf. The final mineral resources estimate made before the Company acquired the property in July 2010 was made by Snowden Mining Industry Consultants for Comaplex in January 2010.
Diamond drilling is used for exploration and conversion at Meliadine. In 2024, 103,645 metres of capitalized diamond drilling were completed at Meliadine. This includes 74,108 metres in conversion (31% Tiriganiaq, 33% Wesmeg North, 24% Wesmeg, and 12% Pump) and 29,537 metres in exploration (53% Tiriganiaq, 2% Wesmeg North, 20% Wesmeg, and 25% Pump).
Regional Exploration drilled a total of 13,188 metres in three main areas: Tiriganiaq-Wolf / Wesmeg Ext. (6,000 metres); Discovery / Aquarius (5,400 metres); and Siksik / S-Zone (1,700 metres). The program included drone magnetic surveys, electromagnetic surveys, humus sampling and prospecting.
In 2025, the Company expects to spend approximately $19.2 million for 80,300 metres of capitalized drilling, including $3.4 million to extend the existing exploration drift and for a new exploration drift on L425-RP3, for a total of 733 metres of underground development. Diamond drilling will focus on converting existing mineral resources and to conduct exploration along the lateral and down plunge extensions of the known mineralization at the Tiriganiaq, Wesmeg North, Wesmeg and Pump deposits.
Annual Information Form – Year ended December 31, 2024	39

OPERATIONS & PRODUCTION
Goldex
Goldex was estimated to have proven and probable mineral reserves as at December 31, 2024 containing approximately 789,000 ounces of gold comprised of 15.6 million tonnes of ore grading 1.57 grams of gold per tonne. Akasaba West was estimated to have proven and probable mineral reserves as at December 31, 2024 containing 138,000 ounces of gold comprised of 4.8 million tonnes of ore grading 0.90 grams of gold per tonne.
Location Map of Goldex (as at December 31, 2024)
In 2024, Goldex had payable production of 130,813 ounces of gold from 3,075,697 tonnes of ore grading 1.55 grams of gold per tonne. The production costs per ounce of gold produced at Goldex in 2024 were $994. The total cash costs per ounce of gold produced at Goldex in 2024 were $923 on a by-product basis and $1,041 on a co-product basis and the processing facility throughput averaged 8,404 tonnes of ore per day. The production costs per tonne were C$58 and the minesite costs per tonne at Goldex were C$59 in 2024.
Commercial production was achieved for the satellite Akasaba West open pit mine commencing in February 2024. The ore mined from Akasaba West is processed at the Goldex mill. The Akasaba West mine provided in 2024, 1,484 tonnes of ore a day grading 0.759 grams of gold per tonne with a copper grade of 0.458%. The Akasaba West property is located approximately 30 kilometres east-southeast of Goldex.
Gold production in 2025 at Goldex is expected to be between 125,000 and 135,000 ounces, of which approximately 12,000 ounces is expected to come from Akasaba West. The estimated total cash costs per ounce on a by-product basis of gold produced is $971, and production and minesite costs per tonne in 2025 are estimated to be C$61.
Capital expenditures at Goldex were approximately $68.0 million for 2024. Estimated 2025 capital expenditures at Goldex are $61.8 million, including capitalized exploration.
40	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Macassa
Macassa was estimated to have proven and probable mineral reserves as at December 31, 2024 containing approximately 2.1 million ounces of gold comprised of 7.0 million tonnes of ore grading 9.18 g/t gold, which includes the nearby Macassa Near Surface and AK deposits.
Location Map of the Macassa mine (as at December 31, 2024)

560 000E
565 000E
570 000E
575 000E
580 000E
5 340 000N
5 335 000N
5 330 000N
5 325 000N
CANADA
Val-d'Or
Macassa
Montreal
N
Macassa Property
Mine Site
#4 Shaft
Kirkland Lake
Macassa orebody
(projection to surface)
Amalgamated Kirkland orebody
(projection to surface)
Near Surface orebody
(projection to surface)
Lancaster Lake
Amikougami Lake
Goodfish Lake
Victoria Lake
Young Lake
Doig Lake
McTavish Lake
Armer Lake
Gull Lake
Crystal Lake
Perron Lake
Elsie Lake
Kenogami Lake
Vigrass Lake
McMurtry Lake
Fox Lake
11
66
112
Agnico Eagle Properties
Lakes and streams
Roads and highway
MACASSA
0
5
kilometres
Coordinates system: UTM NAD83-Z17

In 2024 the Macassa mine had payable production of 279,384 ounces of gold from 573,700 tonnes of ore grading 15.55 grams of gold per tonne. The production costs per ounce of gold produced at Macassa in 2024 were $721. The total cash costs per ounce of gold produced at Macassa for 2024 was $748 on a by-product basis and $752 on a co-product basis and the processing facility had average throughput of 1,568 tonnes of ore per day. The production costs per tonne were C$482 and the minesite costs per tonne at Macassa were C$498 for this same period.
Gold production in 2025 at Macassa is expected to be between 300,000 and 320,000 ounces at estimated total cash costs per ounce of approximately $760 on a by-product basis. Production and minesite costs per tonne of approximately C$464 are expected in 2025.
Capital expenditures at Macassa were approximately $170.8 million for 2024. Estimated 2025 capital expenditures at the Macassa mine are 181.9 million, including capitalized exploration.
Fosterville
Fosterville was estimated as at December 31, 2024 to have proven and probable mineral reserves containing approximately 1.7 million ounces of gold comprised of 9.6 million tonnes of ore grading 5.37 grams of gold per tonne.
Annual Information Form – Year ended December 31, 2024	41

OPERATIONS & PRODUCTION
Location Map of Fosterville (as at December 31, 2024)

240000E
260000E
280000E
300000E
320000E
5980000N
5960000N
5940000N
5920000N
5900000N
5880000N
N
Echuca
AUSTRALIA
Perth
Sydney
Fosterville
Melbourne
Bendigo Creek
Campaspe River
Midland Hwy
Lake Cooper
Waranga Reservoir
Mine site area
Mining Licence 5404
Mining Licence Application
Northern Hwy
Cornella Creek
Bendigo
McIvor Hwy
Calder Fwy
Castlemaine
FOSTERVILLE MINE
Exploration Licence
Exploration Licence application
Roads
Lakes and streams
Public land
0
25
kilometres
Coordinate system: GDA 1994 MGA Zone 55

In 2024, Fosterville had payable production of 225,203 ounces of gold from 809,475 tonnes of ore grading 8.96 grams of gold per tonne. The production costs per ounce of gold produced were $653 and total cash costs per ounce of gold produced were $647 on a by-product basis and $650 on a co-product basis.
In November 2024, Fosterville experienced a 3.4 Mw (Moment Magnitude) seismic event which caused damage to the underground infrastructure in the Lower Phoenix area and impacted production. Rehabilitation work is ongoing and a phased approach has been adopted to resume development and production, which is expected to be completed in the first quarter of 2025.
Annual production at Fosterville in 2025 is expected to be between 140,000 and 160,000 ounces of gold. The total cash costs per ounce of gold produced in 2025 on a by-product basis are expected to be $1,015. Production and minesite costs per tonne of A$268 are expected in 2025.
42	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Capital expenditures at Fosterville in 2024 were $90.0 million, which included $11.7 million in capitalized exploration. Activities in 2024 included continued work on the life of mine primary ventilation project.
Estimated 2025 capital expenditures at Fosterville are $99.7 million. Planned activities for 2025 include continuation of the primary ventilation project, the replacement of mobile fleet and upgrades to the electrical network.
Annual Information Form – Year ended December 31, 2024	43

OPERATIONS & PRODUCTION
Kittila
At December 31, 2024, Kittila was estimated to have proven and probable mineral reserves containing approximately 3.4 million ounces of gold comprised of 25.4 million tonnes of ore grading 4.16 grams of gold per tonne.
Location Map of the Kittila mine (as at December 31, 2024)
In 2024, Kittila had payable production of 218,860 ounces of gold from 2,026,251 tonnes of ore grading 4.11 grams of gold per tonne. The production costs per ounce of gold produced at Kittila in 2024 were $1,039. The total cash costs per ounce of gold produced at Kittila in 2024 were $1,031 on a by-product basis and were $1,033 on a co-product basis and the processing facility averaged 5,536 tonnes of ore per day and operated 92% of available time. The production costs per tonne at Kittila, and the minesite costs per tonne were both €103 in 2024.
Gold production in 2025 at Kittila is expected to be between 220,000 and 240,000 ounces of gold at estimated total cash costs per ounce of approximately $1,020 on a by-product basis. Production and minesite costs per tonne of approximately €106 are expected in 2025.
Capital expenditures at the Kittila mine during 2024 were approximately $82.9 million, which included expenditures on underground deferred development, construction at the tailings storage facility, capitalized exploration, mine and mill sustaining capital. Estimated 2025 capital expenditures at the Kittila mine are $71.2 million, which includes tailings management, and mine and mill maintenance.
44	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Pinos Altos
At December 31, 2024, Pinos Altos was estimated to contain proven and probable mineral reserves of 433,000 ounces of gold and 8.5 million ounces of silver comprised of 7.0 million tonnes of ore grading 1.94 grams of gold per tonne and 38.02 grams of silver per tonne.
Location Map of Pinos Altos (as at December 31, 2024)
In 2024, Pinos Altos had payable production of 88,433 ounces of gold and 1,198,000 ounces of silver from 1,707,216 tonnes of ore grading 1.69 grams of gold per tonne and 46.84 grams of silver per tonne (including production from the flotation plant of 160,437 ounces of silver from 1,707,216 tonnes of ore grading 27.87 grams of silver per tonne). The production costs per ounce of gold produced at Pinos Altos in 2024 were $1,902. The total cash costs per ounce of gold produced at Pinos Altos in 2024 were $1,530 on a by-product basis and were $1,925 on a co-product basis. Both the production costs per tonne and the minesite costs per tonne at Pinos Altos were $99 in 2024.
Annual production in 2025 at Pinos Altos is expected to be between 75,000 and 85,000 ounces of gold at estimated total cash costs per ounce of gold of approximately $1,717 on a by-product basis. Production and minesite costs per tonne of $118 are expected in 2025.
Estimated 2025 capital expenditures at Pinos Altos are $39.4 million.
Annual Information Form – Year ended December 31, 2024	45

OPERATIONS & PRODUCTION
La India
No mineral reserves were estimated for La India as at December 31, 2024. Mining from the open pit ceased during the fourth quarter of 2023. During 2024, operations were focused on pre-closure activities and recovery of the remaining inventory of gold ounces from the heap leach.
Location Map of La India (as at December 31, 2024)

LA INDIA
MEXICO
Hermosillo
Chihuahua
690 000 E
700 000 E
710 000 E
720 000 E
3 190 000 N
3 180 000 N
3 170 000 N
3 160 000 N
N
TARACHI
Chipriona
CHIPRIONA
EL REALITO
LA INDIA
Matarachi
MULATOS DEPOSIT
Mulatos River
Sahuaripa River
Agnico Eagle Property
Gold deposits
Roads
Rivers
Open pits
0
10
kilometres
Coordinate system: UTM NAD27-Z12

In 2024, La India had payable production of 24,580 ounces of gold from residual leaching from the heap leach pads. The production costs per ounce of gold produced at La India in 2024 were $2,025. The total cash costs per ounce of gold produced at La India in 2024 were $1,945 on a by-product basis and $1,987 on a co-product basis.
Similar to 2024, all gold production in 2025 from La India is expected to come from the residual leaching of the heap leach pads as the mine transitions to the closure stage.
46	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Regional Exploration
During 2024, the Company actively explored in Quebec, Ontario and Nunavut in Canada and in Australia, Finland, Mexico and Sweden.
In Quebec, regional exploration activities were focused around Canadian Malartic, west of LaRonde and at Wasamac. In Ontario, exploration work was carried out close to Detour Lake along the Sunday Lake Deformation Zone, mostly west of current mining operations and around Macassa in the Kirkland Lake area. Other regional exploration activities in Canada included programs in Nunavut focused on Hope Bay, and around Meadowbank and Meliadine. Regional exploration was also performed on the Detour East property in Quebec under an earn-in agreement with Wallbridge Mining. In Ontario, regional exploration included programs on the Hammond Reef property, as well as the Melema Lake property under an earn-in agreement with Traxxin Resources.
In Australia, exploration activities in 2024 were focused near Fosterville in Victoria State and at several projects in the Northern Territory. In Finland, exploration activities were focused north and south of Kittila along the Kiistala fault and on the Kolho property, located approximately 20 kilometres southeast of Kittila under an earn-in agreement with FireFox Gold. In Sweden, exploration activities in 2024 were conducted at the Barsele project, a joint venture in which the Company owns a 55% interest with the remaining held by First Nordic Metals Corp. In Mexico, exploration activities during 2024 were focused around La India and Pinos Altos. In the United States, the Company terminated its agreement with the Environmental Protection Agency on the Gilt Edge property in South Dakota.
The total expenditure incurred in 2024 on mine site and regional exploration activities at the Company’s properties plus head office overhead, project evaluation and corporate development activities in 2024 was approximately $219.6 million. This included approximately 526 kilometres of expensed exploration drilling and 672 kilometres of capitalized drilling.
The Company has forecast $525 million for exploration expenditures and project expenses in 2025, comprised of $153.1 million for expensed exploration, $152.5 million for capitalized exploration and $219.4 million for project studies, technical services and other corporate expenses.
The Company’s exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing key value driver projects. Exploration priorities for 2025 include drilling the western and deep extension of the Detour Lake deposit to assist in the optimization of the open pit operations and to further advance a potential underground mining scenario, growing the underground mineral reserve and mineral resource at the Odyssey mine, continuing large exploration programs at other operating assets and Hope Bay, and replenishing the pipeline of projects to facilitate the replacement of mineral reserves and mineral resources for the future.
Scientific and Technical Information
The scientific and technical information set out in this AIF has been approved by the following “qualified persons” as defined by NI 43-101: mineral reserves and mineral resources for all properties — Dyane Duquette, P.Geo., Vice President, Mineral Resources Management; Exploration — Guy Gosselin, Eng., P.Geo., Executive Vice President, Exploration; Environmental — Carol Plummer, Eng., Executive Vice President, Operational Excellence; Mining operations, Quebec, Nunavut and Finland mines (other than mineral reserves and mineral resources) — Dominique Girard, Eng., Chief Operating Officer — Nunavut, Quebec & Europe; Mining operations, Ontario, Mexico and Australia mines (other than mineral reserves and mineral resources) — Natasha Vaz, P.Eng., Chief Operating Officer — Ontario, Australia & Mexico.
Mineral Reserves and Mineral Resources
The Company’s mineral reserves and mineral resources estimate was derived from internally generated data or geology reports. The maximum metal prices that the Company uses in its mineral reserve and mineral resource estimation is set at the lesser of the three-year moving average price and current spot price of the respective metal.
The assumptions used for the 2024 mineral reserve and mineral resource estimates at all mines and advanced projects reported by the Company are set out in the following tables.
Annual Information Form – Year ended December 31, 2024	47

OPERATIONS & PRODUCTION
Assumptions used for the December 31, 2024 mineral reserve and mineral resource estimates reported by the Company
Metal Prices For Mineral Reserve Estimation(1)
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$lb)
$1,450	20.00	3.75	1.10

(1)
Exceptions: $1,350 per ounce of gold used for Hope Bay and Hammond Reef; $1,400 per ounce of gold used for Detour Lake O/P (open pit); $1,650 per ounce of gold for Wasamac and Amaruq; $1,800 per ounce of gold and US$24 per ounce of silver used for Pinos Altos; and $1,300 per ounce of gold, $3.00 per pound of copper used for San Nicolás.

Metal Prices for Mineral Resources
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$lb)
1,750	23.00	4.00	1.20

(1)
Exceptions: $1,200 per ounce of gold used for Holt Complex; $1,300 per ounce of gold used for Detour Lake Zone 58N; $1,450 per ounce of gold used for Canadian Malartic; $1,500 per ounce of gold used for Northern Territory; $1,533 per ounce of gold used for Barsele; $1,650 per ounce of gold used for Detour Lake, La India and Chipriona; $1,667 per ounce of gold used for Upper Canada, El Barqueno; $22.67 per ounce of silver used for El Barqueno; $1,688 per ounce of gold used for Anoki-McBean, Hammond Reef and Tarachi; $1,688 per ounce of gold and $25.00 per ounce of silver used for Santa Gertrudis; $1,300 per ounce of gold, $20.00 per ounce of silver, $3.00 per pound of copper and $1.10 per pound of zinc used for San Nicolas; $1,800 per ounce of gold and $24.00 per ounce of silver used for Pinos Altos.

Exchange Rates(1)
C$ per US$1.00	Mexican peso per US$1.00	A$ per US$1.00	€ per US1.00
C$1.34	MXP18.00	A$1.45	€0.91

(1)
Exceptions: exchange rate of C$1.25 per US$1.00 used for Upper Canada, Holt Complex and Detour Lake Zone 58N; US$1.15 per € $1.00 used for Barsele; MXP17.00 per US$1.00 used for Tarachi; C$1.30 per US$1.00 used for Detour Lake OP, Detour Lake UG, Hammond Reef and Hope Bay.

The above metal price assumptions are all below the three-year historic averages (from January 1, 2022 to December 31, 2024) of approximately $2,053 per ounce of gold, $24.58 per ounce of silver, $4.02 per pound of copper and $1.34 per pound of zinc.
Set out below are the mineral reserve and mineral resource estimates for the Company as at December 31, 2024, as estimated in accordance with NI 43-101 (tonnages and contained gold quantities are rounded to the nearest thousand):
48	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2024)
Mineral Reserves
As at December 31, 2024
OPERATION / PROJECT		PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	Recovery %**
LaRonde mine(1)	U/G	2,398	4.84	373	8,334	6.38	1,709	10,731	6.03	2,081	94.6
LZ5(2)	U/G	5,026	2.10	339	4,241	2.34	319	9,267	2.21	659	94.7
LaRonde Total		7,424	2.98	712	12,574	5.02	2,028	19,998	4.26	2,740
Canadian Malartic mine(3)	O/P	40,383	0.52	677	34,533	1.14	1,267	74,916	0.81	1,944	89.3
Odyssey deposit(4)	U/G	36	2.41	3	4,318	2.27	315	4,354	2.27	317	94.2
East Gouldie(5)	U/G	–	–	–	48,278	3.37	5,236	48,278	3.37	5,236	95.0
Canadian Malartic Total		40,419	0.52	680	87,128	2.43	6,818	127,547	1.83	7,497
Goldex(6)	U/G	5,472	1.43	251	10,137	1.65	538	15,609	1.57	789	86.9
Akasaba West(7)	O/P	846	0.82	22	3,948	0.91	116	4,794	0.90	138	77.0
Goldex Total		6,318	1.34	273	14,085	1.44	654	20,403	1.41	927
Wasamac	U/G	–	–	–	14,757	2.90	1,377	14,757	2.90	1,377	89.7
Quebec Total		54,161	0.96	1,665	128,545	2.63	10,876	182,706	2.13	12,541
Detour Lake (At or above 0.5 g/t)	O/P	75,405	1.08	2,616	447,790	0.90	13,020	523,195	0.93	15,636	92.0
Detour Lake (Below 0.5 g/t)	O/P	53,049	0.42	717	218,861	0.38	2,698	271,910	0.39	3,415	92.0
Detour Lake Total(8)		128,454	0.81	3,333	666,651	0.73	15,718	795,105	0.75	19,051
Macassa(9)	U/G	325	13.24	138	5,096	10.32	1,691	5,421	10.50	1,829	97.1
Macassa Near Surface(10)	U/G	4	7.76	1	65	5.15	11	69	5.31	12	95.0
AK deposit(11)	U/G	23	5.11	4	1,514	4.71	229	1,537	4.71	233	93.7
Macassa Total		352	12.65	143	6,675	9.00	1,931	7,027	9.18	2,074
Upper Beaver(12)	O/P	–	–	–	3,235	1.82	189	3,235	1.82	189	95.5
Upper Beaver(12)	U/G	–	–	–	19,946	4.02	2,579	19,946	4.02	2,579	95.5
Upper Beaver Total		–	–	–	23,181	3.71	2,768	23,181	3.71	2,768
Hammond Reef(13)	O/P	–	–	–	123,473	0.84	3,323	123,473	0.84	3,323	89.2
Ontario Total		128,806	0.84	3,476	819,979	0.90	23,740	948,785	0.89	27,216
Amaruq	O/P	3,310	1.81	193	8,657	3.33	928	11,967	2.91	1,121	90.7
Amaruq	U/G	45	4.86	7	2,858	5.23	481	2,903	5.23	488	90.7
Meadowbank Total(14)		3,355	1.86	200	11,516	3.80	1,408	14,871	3.36	1,609
Meliadine	O/P	324	3.47	36	5,241	4.10	690	5,565	4.06	726	96.0
Meliadine	U/G	1,666	6.93	371	12,557	5.62	2,268	14,223	5.77	2,639	96.0
Meliadine Total(15)		1,990	6.37	407	17,798	5.17	2,958	19,788	5.29	3,365
Hope Bay(16)	U/G	93	6.77	20	16,120	6.52	3,378	16,212	6.52	3,398	87.5
Nunavut Total		5,438	3.59	628	45,433	5.30	7,744	50,871	5.12	8,372
Fosterville(17)	U/G	888	5.77	165	8,666	5.33	1,486	9,553	5.37	1,650	92.0
Australia Total		888	5.77	165	8,666	5.33	1,486	9,553	5.37	1,650
Kittila(18)	U/G	616	4.33	86	24,782	4.16	3,314	25,398	4.16	3,400	86.4
Europe Total		616	4.33	86	24,782	4.16	3,314	25,398	4.16	3,400
Pinos Altos	O/P	–	–	–	1,884	1.04	63	1,884	1.04	63	94.4
Pinos Altos	U/G	1,484	2.09	100	3,589	2.35	271	5,072	2.27	370	94.1
Pinos Altos Total(19)		1,484	2.09	100	5,472	1.90	334	6,956	1.94	433
San Nicolás (50%)(20)	O/P	23,858	0.41	314	28,761	0.39	358	52,619	0.40	672	17.6
Mexico Total		25,341	0.51	414	34,234	0.63	691	59,575	0.58	1,105
Total Gold		215,249	0.93	6,433	1,061,639	1.40	47,852	1,276,888	1.32	54,284
Annual Information Form – Year ended December 31, 2024	49

OPERATIONS & PRODUCTION
OPERATION / PROJECT		PROVEN			PROBABLE			PROVEN & PROBABLE
SILVER	Mining Method*	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	Recovery %**
LaRonde mine	U/G	2,398	13.29	1,024	8,334	21.67	5,805	10,731	19.79	6,830	77.4
Pinos Altos	O/P	–	–	–	1,884	32.53	1,970	1,884	32.53	1,970	44.5
Pinos Altos	U/G	1,484	48.13	2,296	3,589	36.72	4,236	5,072	40.05	6,532	48.1
Pinos Altos Total		1,484	48.13	2,296	5,472	35.28	6,206	6,956	38.02	8,502
San Nicolás (50%)	O/P	23,858	23.93	18,356	28,761	20.91	19,333	52,619	22.28	37,689	38.6
Total Silver		27,739	24.31	21,677	42,567	22.90	31,344	70,307	23.46	53,021
COPPER	Mining Method*	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	Recovery %**
LaRonde mine	U/G	2,398	0.20	4,808	8,334	0.30	25,224	10,731	0.28	30,033	83.8
Akasaba West	O/P	846	0.49	4,144	3,948	0.50	19,851	4,794	0.50	23,995	77.4
Upper Beaver	O/P	–	–	–	3,235	0.14	4,477	3,235	0.14	4,477	79.2
Upper Beaver	U/G	–	–	–	19,946	0.25	50,453	19,946	0.25	50,453	79.2
Upper Beaver Total		–	–	–	23,181	0.24	54,930	23,181	0.24	54,930
San Nicolás (50%)	O/P	23,858	1.26	299,809	28,761	1.01	291,721	52,619	1.12	591,530	78.2
Total Copper		27,102	1.14	308,761	64,224	0.61	391,727	91,326	0.77	700,488
ZINC	Mining Method*	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	Recovery %**
LaRonde mine	U/G	2,398	0.49	11,803	8,334	1.12	93,022	10,731	0.98	104,825	66.9
San Nicolás (50%)	O/P	23,858	1.61	383,313	28,761	1.37	394,115	52,619	1.48	777,428	80.9
Total Zinc		26,256	1.50	395,115	37,095	1.31	487,137	63,351	1.39	882,252

*
Open Pit (“O/P”), Underground (“U/G”)

**
Represents metallurgical recovery percentage

(1)
LaRonde mine: Net smelter value cut-off varies according to mining type and depth, not less than C$87/t for LP1 (Area 11-3) and not less than C$210/t for LaRonde.

(2)
LZ5: Gold cut-off grade varies according to stope size and depth, not less than 1.44 g/t.

(3)
Canadian Malartic: Gold cut-off grade is 0.35 g/t.

(4)
Odyssey deposit: Gold cut-off grade varies according to mining zone and depth, not less than 1.51 g/t.

(5)
East Gouldie: Gold cut-off grade not less than 1.62 g/t.

(6)
Goldex: Gold cut-off grade varies according to mining type and depth, not less than 0.90 g/t.

(7)
Akasaba West: Net smelter value cut-off varies, not less than C$31.96/t.

(8)
Detour Lake: Gold cut-off grade is 0.30 g/t.

(9)
Macassa: Gold cut-off grade varies according to mining type, not less than 3.85 g/t for long hole method and 4.24 g/t for cut and fill method.

(10)
Macassa Near Surface deposit: Gold cut-off grade not less than 2.43 g/t.

(11)
AK deposit: Gold cut-off grade not less than 2.43 g/t.

(12)
Upper Beaver: Net smelter value cut-off varies according to mining type, not less than C$118.17/t for underground and C$43.49/t for open pit.

(13)
Hammond Reef: Gold cut-off grade is 0.41 g/t.

(14)
Amaruq: Gold cut-off grade varies according to mining type, not less than 0.98 g/t for open pit mineral reserves and 3.05 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.17 g/t).

(15)
Meliadine: Gold cut-off grade varies according to mining type, not less than 1.60 g/t for open pit mineral reserves and 4.20 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.60 g/t).

(16)
Hope Bay: Gold cut-off grade not less than 4.00 g/t.

(17)
Fosterville: Gold cut-off grade varies according to mining zone and type, not less than 3.10 g/t.

(18)
Kittila: Gold cut-off grade varies according to haulage distance, not less than 2.63 g/t.

(19)
Pinos Altos: Net smelter value cut-off varies according to mining zone and type, not less than C$11.09/t for open pit mineral reserves and US$63.43/t for the underground mineral reserves.

(20)
San Nicolás (50%): Net smelter return cut-off values for low zinc/copper ore of US$9.71/t and for high zinc/copper ore of US$13.15/t.

50	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Mineral Resources
As at December 31, 2024
OPERATION / PROJECT		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde mine	U/G	–	–	–	5,851	3.75	705	5,851	3.75	705	1,619	5.39	281
LZ5	U/G	–	–	–	11,094	2.29	817	11,094	2.29	817	7,187	4.15	960
LaRonde Total		–	–	–	16,945	2.79	1,522	16,945	2.79	1,522	8,806	4.38	1,240
Canadian Malartic mine	O/P	–	–	–	–	–	–	–	–	–	5,550	0.72	129
Odyssey deposit	U/G	–	–	–	1,847	1.77	105	1,847	1.77	105	20,275	2.33	1,520
East Malartic	U/G	–	–	–	45,783	1.95	2,869	45,783	1.95	2,869	57,354	1.98	3,651
East Gouldie	U/G	–	–	–	5,243	1.52	257	5,243	1.52	257	61,155	2.32	4,557
Odyssey Total		–	–	–	52,873	1.90	3,232	52,873	1.90	3,232	138,784	2.18	9,728
Canadian Malartic Total		–	–	–	52,873	1.90	3,232	52,873	1.90	3,232	144,334	2.12	9,857
Goldex	U/G	12,360	1.86	739	18,137	1.48	865	30,496	1.64	1,604	16,946	1.62	885
Akasaba West	O/P	–	–	–	4,133	0.68	90	4,133	0.68	90	–	–	–
Goldex Total		12,360	1.86	739	22,270	1.33	955	34,630	1.52	1,694	16,946	1.62	885
Wasamac	U/G	–	–	–	9,479	2.19	667	9,479	2.19	667	3,911	2.48	312
Quebec Total		12,360	1.86	739	101,567	1.95	6,376	113,927	1.94	7,115	173,997	2.20	12,294
Detour Lake	O/P	33,923	1.10	1,201	630,463	0.60	12,188	664,386	0.63	13,389	65,093	1.40	2,926
Detour Lake	U/G	–	–	–	27,738	2.10	1,870	27,738	2.10	1,870	59,269	1.93	3,679
Detour Lake Zone 58N	U/G	–	–	–	2,868	5.80	534	2,868	5.80	534	973	4.35	136
Detour Lake Total		33,923	1.10	1,201	661,068	0.69	14,592	694,991	0.71	15,793	125,335	1.67	6,742
Macassa	U/G	278	8.46	76	2,716	7.39	645	2,994	7.49	721	5,036	7.77	1,259
Macassa Near Surface	U/G	–	–	–	94	5.03	15	94	5.03	15	205	4.74	31
AK deposit	U/G	–	–	–	333	4.81	52	333	4.81	52	283	3.52	32
Macassa Total		278	8.46	76	3,144	7.05	712	3,422	7.16	788	5,524	7.44	1,322
Aquarius	O/P	–	–	–	12,364	2.15	856	12,364	2.15	856	122	3.59	14
Holt complex	U/G	5,806	4.29	800	5,884	4.75	898	11,690	4.52	1,699	9,097	4.48	1,310
Anoki-McBean	U/G	–	–	–	3,919	2.77	349	3,919	2.77	349	867	3.84	107
Upper Beaver	O/P	–	–	–	54	0.87	2	54	0.87	2	–	–	–
Upper Beaver	U/G	–	–	–	7,510	2.04	493	7,510	2.04	493	2,953	4.12	391
Upper Beaver Total		–	–	–	7,564	2.03	495	7,564	2.03	495	2,953	4.12	391
Upper Canada	O/P	–	–	–	2,006	1.62	104	2,006	1.62	104	1,020	1.44	47
Upper Canada	U/G	–	–	–	8,433	2.28	618	8,433	2.28	618	17,588	3.21	1,816
Upper Canada Total		–	–	–	10,439	2.15	722	10,439	2.15	722	18,608	3.11	1,863
Hammond Reef	O/P	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	–	–	–
Ontario Total		87,070	1.03	2,896	790,685	0.79	20,104	877,755	0.82	23,000	162,506	2.25	11,748
Amaruq	O/P	–	–	–	3,115	3.37	338	3,115	3.37	338	187	2.88	17
Amaruq	U/G	–	–	–	6,801	4.30	940	6,801	4.30	940	3,773	4.73	574
Meadowbank Total		–	–	–	9,915	4.01	1,277	9,915	4.01	1,277	3,960	4.65	592
Meliadine	O/P	1	3.46	–	4,229	2.98	406	4,231	2.98	406	614	4.43	87
Meliadine	U/G	524	4.53	76	9,187	4.17	1,232	9,711	4.19	1,308	11,082	6.00	2,138
Meliadine Total		525	4.53	76	13,416	3.80	1,638	13,941	3.82	1,714	11,696	5.92	2,225
Hope Bay	U/G	–	–	–	14,689	4.54	2,143	14,689	4.54	2,143	13,232	5.44	2,312
Nunavut Total		525	4.53	76	38,020	4.14	5,058	38,545	4.14	5,135	28,888	5.52	5,129
Annual Information Form – Year ended December 31, 2024	51

OPERATIONS & PRODUCTION
OPERATION / PROJECT		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method*	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Fosterville	O/P	843	2.79	75	2,371	3.21	245	3,214	3.10	320	692	2.45	54
Fosterville	U/G	474	4.27	65	9,094	3.91	1,142	9,567	3.92	1,207	12,070	4.42	1,715
Fosterville Total		1,316	3.32	141	11,465	3.76	1,386	12,781	3.72	1,527	12,761	4.31	1,769
Northern Territory	O/P	269	3.65	32	16,416	1.42	749	16,685	1.46	781	13,536	1.75	762
Northern Territory	U/G	–	–	–	5,115	5.39	887	5,115	5.39	887	4,284	4.45	613
Northern Territory Total		269	3.65	32	21,531	2.36	1,636	21,800	2.38	1,668	17,820	2.40	1,376
Australia Total		1,585	3.38	172	32,996	2.85	3,023	34,581	2.87	3,195	30,581	3.20	3,145
Kittilä	O/P	–	–	–	–	–	–	–	–	–	373	3.89	47
Kittilä	U/G	4,749	2.87	438	15,079	3.01	1,461	19,828	2.98	1,899	6,038	4.97	965
Kittilä Total		4,749	2.87	438	15,079	3.01	1,461	19,828	2.98	1,899	6,411	4.91	1,011
Barsele (55%)	O/P	–	–	–	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele (55%)	U/G	–	–	–	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total (55%)		–	–	–	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Europe Total		4,749	2.87	438	19,414	2.62	1,638	24,163	2.67	2,076	22,222	2.82	2,016
Pinos Altos	O/P	–	–	–	1,248	0.79	32	1,248	0.79	32	106	0.60	2
Pinos Altos	U/G	–	–	–	9,798	2.25	709	9,798	2.25	709	972	1.79	56
Pinos Altos Total		–	–	–	11,045	2.09	741	11,045	2.09	741	1,077	1.67	58
La India	O/P	4,478	0.52	74	880	0.53	15	5,358	0.52	89	–	–	–
San Nicolás (50%)	O/P	261	0.08	1	3,037	0.20	19	3,297	0.19	20	2,468	0.13	10
Tarachi	O/P	–	–	–	19,290	0.58	361	19,290	0.58	361	242	0.52	4
Chipriona	O/P	–	–	–	10,983	0.92	326	10,983	0.92	326	976	0.66	21
El Barqueño Gold	O/P	–	–	–	8,834	1.16	331	8,834	1.16	331	9,628	1.13	351
Santa Gertrudis	O/P	–	–	–	19,267	0.91	563	19,267	0.91	563	9,819	1.36	429
Santa Gertrudis	U/G	–	–	–	–	–	–	–	–	–	9,079	3.44	1,004
Santa Gertrudis Total		–	–	–	19,267	0.91	563	19,267	0.91	563	18,898	2.36	1,433
Total Mexico		4,739	0.49	75	73,336	1.00	2,355	78,075	0.97	2,430	33,289	1.75	1,876
Total Gold		111,028	1.23	4,397	1,056,019	1.14	38,553	1,167,047	1.14	42,950	451,483	2.49	36,208
52	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
OPERATION / PROJECT		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
SILVER	Mining Method*	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde mine	U/G	–	–	–	5,851	15.28	2,873	5,851	15.28	2,873	1,619	11.14	580
Pinos Altos	O/P	–	–	–	1,248	19.20	770	1,248	19.20	770	106	12.38	42
Pinos Altos	U/G	–	–	–	9,798	50.88	16,028	9,798	50.88	16,028	972	41.51	1,297
Pinos Altos Total		–	–	–	11,045	47.30	16,798	11,045	47.30	16,798	1,077	38.65	1,339
La India	O/P	4,478	2.72	391	880	2.58	73	5,358	2.70	464	–	–	–
San Nicolás (50%)	O/P	261	6.40	54	3,037	11.86	1,158	3,297	11.43	1,211	2,468	9.26	735
Chipriona	O/P	–	–	–	10,983	100.72	35,566	10,983	100.72	35,566	976	86.77	2,722
El Barqueño Silver	O/P	–	–	–	–	–	–	–	–	–	4,393	124.06	17,523
El Barqueño Gold	O/P	–	–	–	8,834	4.73	1,343	8,834	4.73	1,343	9,628	16.86	5,218
Santa Gertrudis	O/P	–	–	–	19,267	3.66	2,269	19,267	3.66	2,269	9,819	1.85	585
Santa Gertrudis	U/G	–	–	–	–	–	–	–	–	–	9,079	23.31	6,803
Santa Gertrudis Total		–	–	–	19,267	3.66	2,269	19,267	3.66	2,269	18,898	12.16	7,389
Total Silver		4,739	2.92	445	59,897	31.20	60,080	64,636	29.13	60,525	39,058	28.27	35,504
COPPER	Mining Method*	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde mine	U/G	–	–	–	5,851	0.14	8,213	5,851	0.14	8,213	1,619	0.25	4,101
Akasaba West	O/P	–	–	–	4,133	0.41	17,126	4,133	0.41	17,126	–	–	–
Upper Beaver	O/P	–	–	–	54	0.10	56	54	0.10	56	–	–	–
Upper Beaver	U/G	–	–	–	7,510	0.16	12,063	7,510	0.16	12,063	2,953	0.36	10,649
Upper Beaver Total		–	–	–	7,564	0.16	12,118	7,564	0.16	12,118	2,953	0.36	10,649
San Nicolás (50%)	O/P	261	1.35	3,526	3,037	1.17	35,489	3,297	1.18	39,015	2,468	0.94	23,144
Chipriona	O/P	–	–	–	10,983	0.16	17,291	10,983	0.16	17,291	976	0.12	1,174
El Barqueño Gold	O/P	–	–	–	8,834	0.19	16,400	8,834	0.19	16,400	9,628	0.22	21,152
El Barqueño Silver	O/P	–	–	–	–	–	–	–	–	–	4,393	0.04	1,854
Total Copper		261	1.35	3,526	40,402	0.26	106,637	40,662	0.27	110,163	22,036	0.28	62,075
ZINC	Mining Method*	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde mine	U/G	–	–	–	5,851	1.00	58,633	5,851	1.00	58,633	1,619	0.34	5,520
San Nicolás (50%)	O/P	261	0.39	1,012	3,037	0.71	21,618	3,297	0.69	22,630	2,468	0.62	15,355
Chipriona	O/P	–	–	–	10,983	0.83	91,637	10,983	0.83	91,637	976	0.73	7,073
Total Zinc		261	0.39	1,012	19,870	0.87	171,888	20,131	0.86	172,900	5,062	0.55	27,949

*
Open Pit (“O/P”), Underground (“U/G”)

Annual Information Form – Year ended December 31, 2024	53

OPERATIONS & PRODUCTION
In the tables above setting out mineral reserve information and elsewhere in this AIF, the total contained gold ounces stated do not include equivalent gold ounces for by-product metals contained in the mineral reserve. Mineral reserves are not reported as a subset of mineral resources.
The amounts reported reflect the Company’s percentage interest in the properties as at December 31, 2024.
Mineral reserves reported are not included in mineral resources. Tonnage amounts and contained metal amounts in these tables have been rounded to the nearest thousand, so aggregate amounts may differ from column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries.
Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution.
Unless otherwise noted, the mineral reserves and mineral resources tonnages reported for silver, copper and zinc are a subset of the mineral reserves and mineral resources tonnages for gold.
The mineral reserve and mineral resource data in this AIF are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.
NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applied to a probable mineral reserve is lower than that applied to a proven mineral reserve.
A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.
The scientific and technical information in this AIF has been approved by qualified persons as defined by NI 43-101. This includes the sampling methods, quality control measures, security measures taken to ensure the validity and integrity of samples taken, assaying and analytical procedures and quality control measures and data verification procedures. The methods used by the Company follow the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Mineral Exploration Best Practice Guidelines, CIM Estimation of Mineral Resources & Mineral Reserves and Best Practice Guidelines and industry practices. Sample preparation and analyses are conducted by external laboratories that are independent of the Company. In some cases, the sample preparation and the analyses are conducted by the Company’s internal laboratories but following the same quality control protocols as the external laboratories. Internally tested samples represent a small percentage of the total samples used for the grade interpolation.
The Company carries out mineral processing and metallurgical testing at each of its mines and exploration projects with mineral reserves and indicated mineral resources. The testing is done in accordance with internal Company protocols and good mineral processing practices. There are no known processing factors or deleterious elements that are expected to have a significant effect on the economic extraction, or potential economic extraction, of gold at the Company’s mines or advanced exploration projects.
54	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Mineral Reserves and Mineral Resources
LaRonde Mineral Reserves and Mineral Resources – LaRonde Mine
As at December 31,
2024
Gold
Proven mineral reserves – tonnes	2,398,000
Average grade – grams per tonne	4.84
Probable mineral reserves – tonnes	8,334,000
Average grade – grams per tonne	6.38
Total proven and probable mineral reserves – tonnes	10,731,000
Average grade – grams per tonne	6.03
Total contained ounces	2,081,000
Notes:
(1)
The 2024 proven and probable mineral reserve estimates set out in the table above are based on a NSR cut-off value which varies according to mining type and depth, and was not less than C$87/t for LP1 (Area 11-3) and not less than C$210/t for the remainder of the LaRonde mine. There are no mineral reserves in open pit deposits. The 2024 proven and probable mineral reserves set out in the table above were estimated using a cut-off value that used metallurgical gold recovery of 94.6% for gold, 77.4% for silver, 83.8% for copper, and 66.9% for zinc. The Company estimates that a $145 (10%) increase or decrease in the gold price assumption would result in an approximate 2.1% increase or 3.5% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2024, the LaRonde mine contained indicated mineral resources of 5,851,000 tonnes grading 3.75 g/t gold, 15.28 g/t silver,0.14% copper and 1.0% zinc and inferred mineral resources of 1,619,000 tonnes grading 5.39 g/t gold, 11.14 g/t silver, 0.25% copper and 0.34% zinc. NSR cut-off used for mineral resource estimates were fixed at 85% of the applicable mineral reserve NSR cut-off grade.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the LaRonde mine by category at December 31, 2024 with those at December 31, 2023. Revision indicates an increase in mineral reserves following the updated cut-off value assumptions and revision of mine plan in addition to mineral reserves converted from mineral resources in satellite deposits.

	Proven	Probable	Total
December 31, 2023 – thousand tonnes	2,342	8,568	10,910
Processed in 2024 – thousand tonnes	(1,554)	0	(1,554)
Revision – thousand tonnes	1,610	(234)	1,376
December 31, 2024 – thousand tonnes	2,398	8,334	10,731

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to LaRonde may be found in NI 43-101 Technical Report, LaRonde Complex, Québec, Canada as at December 31, 2022 by David Pitre, P.Eng., P.Geo.; Vincent Dagenais, P.Eng.; Devin Wilson, P.Eng.; Claude Bolduc, P.Eng.; and Yanick Létourneau, P.Eng, filed with Canadian securities regulatory authorities on SEDAR on March 24, 2023.

Annual Information Form – Year ended December 31, 2024	55

OPERATIONS & PRODUCTION
LaRonde Mineral Reserves and Mineral Resources – LZ5
As at December 31,
2024
Gold
Proven mineral reserves – tonnes	5,026,000
Average grade – grams per tonne	2.10
Probable mineral reserves – tonnes	4,241,000
Average grade – grams per tonne	2.34
Total proven and probable mineral reserves – tonnes	9,267,000
Average grade – grams per tonne	2.21
Total contained ounces	659,000
Notes:
(1)
The 2024 proven and probable mineral reserve estimates set out in the table above are based on a cut-off grade that varies according to stope size and depth, and is not less than 1.44 g/t gold. There are no mineral reserves in open pit deposits. The 2024 proven and probable mineral reserves set out in the table above were estimated using a cut-off grade that used metallurgical gold recovery of 94.7% for gold. The Company estimates that a $145.00 (10%) increase or decrease in the gold price assumption would result in an approximate 8.7% increase or 7.9% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2024, LZ5 contained indicated mineral resources of 11,094,000 tonnes grading 2.29 g/t gold and inferred mineral resources of 7,187,000 tonnes grading 4.15 g/t gold.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at LZ5 by category at December 31, 2024 with those at December 31, 2023. Revision indicates an increase in mineral reserves following the updated cut-off value in addition to mineral reserves converted from mineral resources.

	Proven	Probable	Total
December 31, 2023 – thousand tonnes	4,450	4,523	8,973
Processed in 2024 – thousand tonnes	(1,295)	0	(1,295)
Revision – thousand tonnes	1,871	(282)	1,589
December 31, 2024 – thousand tonnes	5,026	4,241	9,267

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the LaRonde Complex may be found in NI 43-101 Technical Report, LaRonde Complex, Québec, Canada as at December 31, 2022 by David Pitre, P.Eng., P.Geo.; Vincent Dagenais, P.Eng.; Devin Wilson, P.Eng.; Claude Bolduc, P.Eng.; and Yanick Létourneau, P.Eng., filed with Canadian securities regulatory authorities on SEDAR on March 24, 2023.

56	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Canadian Malartic Mineral Reserves and Mineral Resources
As at December 31,
2024
Gold
Proven mineral reserves – tonnes	40,419,000
Average grade – grams per tonne	0.52
Probable mineral reserves – tonnes	87,128,000
Average grade – grams per tonne	2.43
Total proven and probable mineral reserves – tonnes	127,547,000
Average grade – grams per tonne	1.83
Total contained ounces	7,497,000
Notes:
(1)
The 2024 proven and probable (open pit and underground) mineral reserves set out in the table above were estimated using a cut-off grade that used metallurgical gold recovery of 86.1% for Canadian Malartic, 92.9% for East Gouldie, and 95.4% for Odyssey deposit. The cut-off grades used are: 0.35 g/t for Barnat pit at the Canadian Malartic mine; not less than 1.62 g/t for East Gouldie; and not less than 1.51 g/t for Odyssey deposit (various gold cut-off grades were used according to mining zone and depth at East Gouldie and Odyssey deposit). The Company estimates that a $145.00 (10%) increase or decrease in the gold price assumption would result in an approximate 0.9% increase or 1.0% decrease, respectively, in open pit mineral reserves. The same increase or decrease in gold price assumptions would result in an approximate 2.0% increase or a 3.8% decrease, respectively, in underground mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2024, Canadian Malartic contained inferred mineral resources of 5,550,000 tonnes grading 0.72 g/t gold. The Odyssey deposit contained underground indicated mineral resources of 1,847,000 tonnes grading 1.77 g/t gold and underground inferred mineral resources of 20,275,000 tonnes grading 2.33 g/t gold. The East Malartic deposit, located at the Odyssey mine, contained underground indicated mineral resources of 45,783,000 tonnes grading 1.95 g/t gold and underground inferred mineral resources of 57,354,000 tonnes grading 1.98 g/t gold. The East Gouldie deposit, located at the Odyssey mine, contained underground indicated mineral resources of 5,243,000 tonnes grading 1.52 g/t gold and underground inferred mineral resources of 61,155,000 tonnes grading 2.32 g/t gold. Canadian Malartic open pit resources cut-off grade is 0.35 g/t gold. Odyssey deposit mineral resources cut-off grades vary from 1.26 g/t gold to 1.38 g/t gold depending on depth from surface. East Malartic mineral resources cut-off grades vary from 1.22 g/t gold to 1.46 g/t gold depending on depth from surface. East Gouldie mineral resources cut-off grades vary from 1.19 g/t gold to 1.34 g/t gold depending on depth from surface.

(3)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at Canadian Malartic by category at December 31, 2024 with those at December 31, 2023. Revision indicates an increase of mineral reserves mainly due to the addition to underground mineral reserve converted from mineral resources at the Odyssey mine deposits which occurred in 2024.

	Proven	Probable	Total
December 31, 2023 – thousand tonnes	45,491	96,760	142,251
Processed in 2024 – thousand tonnes	(19,047)	0	(19,047)
Revision – thousand tonnes	13,975	(9,632)	4,343
December 31, 2024 – thousand tonnes	40,419	87,128	127,547

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Canadian Malartic Complex may be found in the NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada with an effective date of December 31, 2020, by Pascal Lehouiller, P.Geo., Sylvie Lampron, P.Eng., Guy Gagnon, P.Eng., Nicole Houle, P.Geo. and François Bouchard, P.Geo. filed with Canadian securities regulatory authorities on SEDAR on March 25, 2021.

Annual Information Form – Year ended December 31, 2024	57

OPERATIONS & PRODUCTION
Detour Lake Mineral Reserves and Mineral Resources (open-pit only)
As at December 31,
2024
Gold
Proven mineral reserves – tonnes	128,454,000
Average grade – grams per tonne	0.81
Probable mineral reserves – tonnes	666,651,000
Average grade – grams per tonne	0.73
Total proven and probable mineral reserves – tonnes	795,105,000
Average grade – grams per tonne	0.75
Total contained ounces	19,051,000
Notes:
(1)
The 2024 proven and probable mineral reserve estimates set out in the table above were estimated using a cut-off grade that used metallurgical gold recovery of 91.3%. The cut-off grade used for open pit mineral reserves was dependent on location and grade, and was not less than 0.30 g/t. The Company estimates that a $145.00 (10%) increase or decrease in the gold price assumption would result in an approximate 26.3% increase or 23.9% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2024, Detour Lake contained open pit measured mineral resources of 33,923,000 tonnes grading 1.10 g/t gold, indicated mineral resources of 630,463,000 tonnes grading 0.60 g/t gold and inferred mineral resources of 65,093,000 tonnes grading 1.40 g/t gold; and underground indicated mineral resources of 27,738,000 tonnes grading 2.10 g/t and inferred mineral resources of 59,269,000 tonnes grading 1.93 g/t gold. The Detour Lake Zone 58N also has underground indicated mineral resources of 2,868,000 tonnes grading 5.80 g/t, and inferred mineral resources of 973,000 tonnes grading 4.35 g/t.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at Detour Lake by category at December 31, 2024 with those at December 31, 2023. Revision indicates the tonnage reconciliation between the grade control model and the mineral reserves and the year over year stockpile variation.

	Proven	Probable	Total
December 31, 2023 – thousand tonnes	118,703	700,346	819,049
Processed in 2024 – thousand tonnes	(27,462)	0	(27,462)
Revision – thousand tonnes	37,213	(33,695)	3,518
December 31, 2024 – thousand tonnes	128,454	666,651	795,105

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Detour Lake mine may be found in the Detour Lake Operation Ontario, Canada NI 43-101 Technical Report with an effect date of March 31, 2024 by Dyane Duquette, P.Geo., Andre Leite, P.Eng. and Julie Belanger, P.Eng. filed with Canadian securities regulatory authorities on SEDAR+ on September 20, 2024.

58	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Meadowbank Mineral Reserves and Mineral Resources
As at December 31,
2024
Gold
Proven mineral reserves – tonnes	3,355,000
Average grade – grams per tonne	1.86
Probable mineral reserves – tonnes	11,516,000
Average grade – grams per tonne	3.80
Total proven and probable mineral reserves – tonnes	14,871,000
Average grade – grams per tonne	3.36
Total contained ounces	1,609,000
Notes:
(1)
The 2024 proven and probable mineral reserve estimates set out in the table above were estimated using a cut-off grade that used a metallurgical gold recovery of 90.7%. The cut-off grade used for mineral reserves is 0.98 g/t for open pit mineral reserves and 3.05 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 0.98 g/t). The Company estimates that a $165.00 (10%) increase or decrease in the gold price assumption would result in an approximate 4.8% increase or 1.7% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2024, Meadowbank contained indicated mineral resources of 9,915,000 tonnes grading 4.01 g/t gold and inferred mineral resources of 3,960,000 tonnes grading 4.65 g/t gold.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at Meadowbank by category at December 31, 2024 with those at December 31, 2023. Revision indicates an increase in mineral reserves following updated technical assumptions due to the revision of the mine production plan and addition of mineral reserves due to a decrease of cut-off grade after positive economic analysis during 2024.

	Proven	Probable	Total
December 31, 2024 – thousand tonnes	3,059	12,298	15,357
Processed in 2024 – thousand tonnes	(4,143)	−	(4,143)
Revision – thousand tonnes	4,439	(782)	3,657
December 31, 2024 – thousand tonnes	3,355	11,516	14,871

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Meadowbank Complex may be found in the Technical Report on the Mineral Resources and Mineral Reserves at the Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 by David Paquin Bilodeau, P.Geo., Robert Badiu, P.Geo., Pierre McMullen, P. Eng. and Karl Leetma, P. Eng. filed with Canadian securities regulatory authorities on SEDAR on March 22, 2018.

Annual Information Form – Year ended December 31, 2024	59

OPERATIONS & PRODUCTION
Meliadine Mineral Reserves and Mineral Resources
As at December 31,
2024
Gold
Proven mineral reserves – tonnes	1,990,000
Average grade – grams per tonne	6.37
Probable mineral reserves – tonnes	17,798,000
Average grade – grams per tonne	5.17
Total proven and probable mineral reserves – tonnes	19,788,000
Average grade – grams per tonne	5.29
Total contained ounces	3,365,000
Notes:
(1)
The 2024 proven and probable mineral reserves set out in the table above were estimated using a cut-off grade that used a metallurgical gold recovery varying between 88.0% to 96.5% depending on the deposit and grade. The cut-off grades used varies according to mining type, not less than 1.60 g/t for open pit mineral reserves, and not less than 4.20 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is not less than 1.60 g/t). The Company estimates that a $145.00 (10%) increase or decrease in the gold price assumption would result in an approximate 7.0% increase or 10.5% decrease, respectively, in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2024, the Meliadine mine contained open pit measured mineral resources of 1,454 tonnes grading 3.46 g/t gold, indicated mineral resources of 4,229,000 tonnes grading 2.98 g/t gold and inferred mineral resources of 614,000 tonnes grading 4.43 g/t gold. The Meliadine mine also contained underground measured mineral resources of 524,000 tonnes grading 4.53 g/t, indicated mineral resources of 9,187,000 tonnes grading at 4.17 g/t, and inferred mineral resources of 11,082,000 tonnes grading 6.00 g/t.

(3)
The following table sets out the reconciliation of mineral reserves (rounded to the nearest thousand tonnes) at the Meliadine mine by category at December 31, 2024 with those at December 31, 2023. Revision indicates an increase of mineral reserves resulting from conversion drilling and a decrease of the cut-off grade in 2024.

	Proven	Probable	Total
December 31, 2022 – thousand tonnes	1,780	16,478	18,258
Processed in 2023 – thousand tonnes	(1,966)	−	(1,966)
Revision – thousand tonnes	2,176	1,320	3,496
December 31, 2023 – thousand tonnes	1,990	17,798	19,788

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information in this AIF relating to the Meliadine project may be found in the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada with an effective date of February 11, 2015, by Julie Larouche, P.Geo., Denis Caron, Eng., Larry Connell, P.Eng., Dany Laflamme, Eng., François Robichaud, Eng., François Petrucci, P.Eng. and Alexandre Proulx, Eng., filed with Canadian securities regulatory authorities on March 12, 2015.

60	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
Principal Products and Distribution
The Company earns substantially all of its revenue from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue is generated from the production and sale of by-product metals, namely silver, copper and zinc. The gold produced by the Company is sold in refined form, primarily in the London spot market. The Company is not dependent on any particular purchaser of its principal product nor on any contract relating to its principal product.
Employees
As of December 31, 2024, the Company had 16,968 employees comprised of 10,586 permanent employees, 6,019 contractors, 254 temporary employees and 109 students. Of the permanent employees, 1,152 were employed at LaRonde; 474 at Goldex; 1,282 at Canadian Malartic; 1,547 at Detour Lake; 1,043 at Macassa; 458 at Kittila (with an additional 15 at the Finnish exploration group); 953 at Meadowbank; 777 at Meliadine; 63 at Hope Bay; 545 at Fosterville; 1,168 at Pinos Altos; 191 at La India; 37 in the exploration group in Mexico; 74 in the exploration group in Canada and the United States; 30 in the exploration group in Australia; 7 at Wasamac; 242 at the regional technical office in Abitibi; 138 at the Nunavut Services Group office; 95 at the regional office in Timmins; 6 at the regional office in Sweden; 35 at the regional office in Australia; and 254 at the corporate head office in Toronto. The number of permanent employees of the Company at the end of 2023, 2022, and 2021 was 10,155, 10,125, and 6,810 respectively.
Competitive Conditions
The precious metal exploration and mining business is a highly competitive business. The Company competes with other mining and exploration companies in connection with the acquisition of mining properties, the sourcing of raw materials and supplies used in connection with mining operations and the recruitment and retention of qualified employees.
The ability of the Company to continue its mining business in the future will depend not only on its ability to develop its current properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or exploration. See “Risk Factors” for a description of additional competitive risks the Company faces.
Sustainable Development
In 2024, the Company continued incorporating health, safety and environmental sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility for ‘maintaining high standards in sustainability’, to exploration and acquisition activities, day to day operations and site closure. The formal integration of this process began in 2012 with the adoption of an integrated Health, Safety, Environment and Social Acceptability Policy (the “Sustainable Development Policy”) that reflects the Company’s commitment to responsible mining practices. This policy was updated in 2019 with enhanced commitments to the protection of human rights and a greater emphasis on risk management. The Sustainable Development Policy was reviewed and re-issued in 2024. The Company believes that the Sustainable Development Policy supports the achievement of more sustainable practices through oversight and accountability.
The Sustainable Development Policy is implemented through a formal and integrated management system, termed the Risk Management and Monitoring System (the “RMMS”). Modelled on a “plan-do-check-act” continual improvement system, the RMMS is implemented across the Company and was updated in 2024. The aim of the RMMS is to promote a culture of accountability and leadership in managing sustainability matters.
The RMMS integrates the requirements of the Mining Association of Canada’s industry-leading Towards Sustainable Mining Initiative (the “TSM Initiative”), as well as other sustainability commitments that the Company has adopted. In December 2010, the Company became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative helps mining companies evaluate the quality, comprehensiveness and robustness of their management systems under nine performance elements: biodiversity conservation; climate change; crisis management; equitable, diverse and inclusive workplaces; Indigenous and community relationships; the prevention of child and forced labour; safe, healthy and respectful workplaces; tailings management; and water stewardship.
The Company became a signatory to the Cyanide Code, a voluntary program that addresses the safe production, transport, storage, handling and disposal of cyanide, in September 2011.
In 2017, the Company adopted the Voluntary Principles on Security and Human Rights (the “VPSHR”). This set of principles guides companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights.
The Company adopted and implemented the World Gold Council’s Conflict-Free Gold Standard and Responsible Gold Mining Principles (the “RGMP”) in 2020. These 10 environment, social and governance principles include: ethical conduct; understanding our impacts; supply chain; safety and health; human rights and conflict; labour rights; working with communities; environmental stewardship; biodiversity, land use and mine closure; and water, energy and climate change.
External audits to satisfy the audit requirements of RMMS, TSM, RGMP and VPSHR are completed every three years with internal audits being done in interim years. Results of these audits are available on our website. New operations begin implementation of these frameworks upon commercial production or acquisition in order to undertake and successfully complete an external audit within three years. Seven (7) of Agnico Eagle’s eleven (11) operations were externally verified in 2024: LaRonde, Goldex, Canadian Malartic,
Annual Information Form – Year ended December 31, 2024	61

OPERATIONS & PRODUCTION
Meadowbank, Kittilä, Pinos Altos and La India. Detour, Macassa and Fosterville continued implementation in 2024 and are on track to complete external audits in 2025. Meliadine will also undertake their next external audit in 2025.
In 2018, the Company adopted a Diversity and Inclusion Policy. In 2024, Diversity and Inclusion initiatives and action plans continued to be implemented. The Dr Leanne Baker Scholarship and Development program was launched in 2022 with the objective of supporting women working for Agnico Eagle who wish to advance into leadership positions. Participants have been selected each year since then to enter a two-year program which includes training, mentoring, networking and access to funds if they wish to further their education. In 2024, the program continued with the next cohort being selected. Two of the women from the first cohort were promoted to General Manager at operations in Canada in 2024.
The Company’s Sustainable Development Policy is available on the Company’s website at www.agnicoeagle.com.
Employee Health and Safety
In 2024, a combined lost-time and restricted work accident frequency rate for every 1 million hours worked of 2.44 was achieved. Although lower than the target of 2.80, this represents an increase from the 2023 rate of 2.13 (excluding Canadian Malartic which was operated by the Partnership during the first quarter of 2023). Extensive health and safety training continued to be provided to employees during 2024.
One of the measures implemented by the Company across all operations and exploration properties to improve safety performance is a workplace safety card system. Many operations use the Supervision Formula which was developed by the Quebec Mining Association (the “AMQ”). Safety cards guide workers and supervisors in using a risk-based approach to their duties. Workers and supervisors meet every day to discuss on-the-job health and safety matters. The safety card system allows the Company’s workers and supervisors to document daily inspections and record observations on conditions in the workplace, the nature of risks or issues and other relevant information. In addition, it improves efficiency and safety by facilitating the exchange and analysis of relevant information between shifts as well as with the various technical support services.
In 2024, the AMQ acknowledged the Company’s strong performance in the area of health and safety, recognizing 50 of the Company’s supervisors from LaRonde Complex, Canadian Malartic, and Goldex for keeping their workers safe. The supervisors received AMQ security awards for between 50,000 and 850,000 hours supervised without a lost-time accident.
Goldex, Meliadine and Canadian Malartic each won John T. Ryan Safety awards from the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), respectively for Metal Mines – National, Metal Mines – Prairie Provinces and Territories and the Select Category – Eastern Canada.
Each of the Company’s mining operations has its own emergency response plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. The corporate crisis management plan is updated regularly to ensure alignment with industry best practices and the TSM Crisis Management Protocol requirements. Emergency response simulations are performed at all operations on an annual basis. TSM also contains a Healthy and Respectful Workplaces protocol which is implemented at each of the Company’s mining operations.
Community
The Company’s goal, at each of its operations worldwide, is to hire as much of its workforce as possible, including management teams, directly from the local region in which the operation is located. In 2024, the overall Company average for local hiring was approximately 67%, including the Company’s fly-in/fly-out operations where the majority of the workforce does not live in the region of the operation. The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates.
In 2024, the Company updated its Indigenous People’s Engagement Policy and released its first Reconciliation Action Plan, outlining its commitment to reconciliation with Indigenous Peoples and communities. This plan aims at responding to, among other things, the United Nations Declaration on the Rights of Indigenous People and the call for action No. 92 of the Truth and Reconciliation Commission of Canada: Calls to Action. The Reconciliation Action Plan reflects the input from consultations with more than 200 employees, stakeholders and rights holders. The Reconciliation Action Plan attempts to build on the Company’s current programs and initiatives involving Indigenous communities. The Company understands that the path to reconciliation is unique in each context, and it looks to focus on meaningful and culturally sensitive initiatives that are tailored to the needs of the communities it engages with.
Consistent with the principles of the Free Prior and Informed Consent, the Company has numerous agreements in place with Indigenous nations.
Inuit Impact and Benefit Agreements (“IIBAs”) are in place for both Meadowbank and Meliadine. These IIBA’s provide that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivallirmiut. They also outline special considerations and compensation for the Inuit regarding traditional, social and cultural matters. A similar agreement is in place with the Kitikmeot Inuit Association in respect of the Hope Bay project.
The Company has exploration agreements with Indigenous nations at Upper Beaver and for the Detour Lake exploration area. Additionally, the Company has agreements with Indigenous nations who have treaty and Indigenous rights which they assert within the operational areas of the Hammond Reef, Detour Lake and Macassa.
62	Annual Information Form – Year ended December 31, 2024

OPERATIONS & PRODUCTION
The Company has established agreements with Indigenous nations in regions where its operations are situated, such as LaRonde and Canadian Malartic, on the traditional lands of such Indigenous nations, even if formal treaties are not in place. For example, since 2020, Canadian Malartic has been subject to a collaboration agreement with the Abitibiwinni, Lac Simon, Long Point and Kitcisakik Anishinabeg First Nations.
In 2024, the Company entered into a collaboration agreement with the Dja Dja Wurrung Clan Corporation called “Bakaru wayaparrangu meaning ‘in the middle, we all meet’ relating to Fosterville, located on Dja Dja Wurrung Country. This agreement was the first voluntary agreement between a mining company and a traditional owner group in the State of Victoria, Australia.
Moreover, in 2024, the Company formalized a longstanding relationship with Beaverhouse First Nations by entering into an agreement for Macassa including the AK property. The Company also entered into a new agreement with Matachewan First Nation for the AK property. An agreement with Taykwa Tagamou Nation at Detour Lake was amended to reinforce the collaboration between the Company and the Indigenous nations as Detour Lake expands its activities.
Finally, the Company signed the Algonquin Unity Funding Agreement with the Algonquin Anishnabeg Nation to support the development of an agreement between the Algonquin First Nations. This agreement aims to establish a collective negotiation framework, including a one-stop process for consultation and engagement, and other aspects of common Algonquin governance.
These agreements provide a framework for strengthened collaboration in the development and operations of the mines and outlines tangible benefits for the Indigenous nations, including direct financial support, skills training and employment, opportunities for business development and contracting and a framework for issues resolution, regulatory permitting and the Company’s future financial contributions. In addition, the Company engages with Indigenous communities in connection with environmental conditions, permitting applications and ongoing projects.
In 2024, the Company continued to engage in discussions with the Indigenous communities in the regions of its mines and projects in Canada (Nunavut, Quebec and Ontario), Mexico, and Australia. In addition, employees at the Company’s Canadian operations completed over 3,400 hours of cultural awareness training and engaged in approximately 200 activities aimed at raising awareness of Indigenous people’s history and culture.
Good Neighbour Guides were implemented at Canadian Malartic in 2015 and at LaRonde and Goldex in 2020. These guides are updated every few years in collaboration with the affected communities. In 2024, Fosterville began the development of a Good Neighbour Guide. The Company continues to support a number of community health and educational initiatives in the region surrounding Pinos Altos and La India.
The Company’s Code of Business Conduct and Ethics Policy is available on the Company’s website at www.agnicoeagle.com.
Environmental Protection
The Company’s exploration activities and mining and processing operations are subject to the federal, state, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company’s activities and facilities are located. These include requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance. Each mine is subject to environmental assessment and permitting processes during development. Agnico Eagle’s integrated management system, the RMMS, addresses environmental considerations at all stages of a mine life from exploration, construction, operations, and closure. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.
The Company’s teams of on-site and corporate environmental experts monitor regulatory compliance in terms of approvals, permits, directives and requirements and, when considered necessary, implement improvement measures.
The Company attempts to align its efforts with several voluntary global sustainability frameworks, standards, benchmarks, and initiatives. The Company continues to report in reference to the Global Reporting Initiative (GRI) Standards and the Sustainability Accounting Standards Board (SASB) Mining and Metals Standards. The Company has historically reported on how it plans to address climate change risks and opportunities consistent with the recommendations of the Task Force on Climate related Financial Disclosures (TCFD) and, in 2024, released its second climate report: The 2023 Climate Action Report.
In October 2023, the Financial Stability Board and the International Financial Reporting Standards (IFRS) Foundation confirmed that the TCFD has been disbanded, however, with climate-related financial reporting responsibilities transferred to the International Sustainability Standards Board (ISSB). The Company anticipates that the ISSB may become a mainstay of climate reporting, but individual countries are expected to adopt the ISSB standards with some modifications, and certain jurisdictions (including the United States and Europe) may continue to employ their own rules. As such, the Company continues to use the TCFD disclosure framework and is monitoring developments in climate disclosure requirements across the applicable jurisdictions to maintain compliance and transparency.
In 2022, the Company adopted the target to reduce its Scope 1 and Scope 2 greenhouse gas emissions by 30% by 2030 (from a 2021 baseline).
Throughout 2024, site and corporate climate action teams continued to advance climate action plans including projects and initiatives to reduce the Company’s greenhouse gas (“GHG”) footprint.
The Company’s total liability for reclamation and closure cost obligations as at December 31, 2024 was estimated to be $1,085.2 million. For more information see note 12 to the Annual Financial Statements.
Annual Information Form – Year ended December 31, 2024	63

OPERATIONS & PRODUCTION
The Company’s Sustainable Development Policy, Tailings Management Policy and Water Management Policy are available on the Company’s website at www.agnicoeagle.com.
IT Systems
The Company relies on its information technology systems, including its networks, equipment, hardware, software, telecommunications and other information technology (collectively, “IT systems”), and the IT systems of third-party service providers, to operate its business as a whole. See “Risk Factors – The Company is dependent on information technology systems.”
The Company has instituted protocols to monitor and run vulnerability scanning on a daily basis that provides information on security risks which can then be addressed by the Company’s cybersecurity team. The Company’s protocols include documented Industrial Cybersecurity Standards for Operational Technology based on ISA/IEC 62443 standards and the use of security technologies to isolate, monitor and control access to operational systems. In addition, the Company partners with Public Safety Canada and other gold mining companies to identify and understand risks specific to the mining industry. In addition, the Company has implemented an employee cybersecurity awareness program that is used throughout the Company.
The Company’s management reports to the Audit Committee of the Board on a quarterly basis, and periodically reports to the Board, on at least an annual basis, with respect to the Corporation’s cybersecurity status and statistics. In addition, the Company periodically has audits performed of its IT systems by external information technology experts. For example, in each of 2018, 2021 and 2024 the Company completed a third-party audit of the Company’s informational and operational technology systems, and carried out penetration testing on its systems most recently in 2023.
The Company maintains an information security risk insurance policy. The Company has not experienced a material information security breach in the last four years, nor was it obligated under applicable privacy laws to provide any notification in relation to any unauthorized access to personal information under the Company’s control.
64	Annual Information Form – Year ended December 31, 2024

RISK FACTORS
RISK FACTORS
The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company, that the Company currently considers immaterial, or that are associated with new or expanded operations, may also impair its business operations.
The Company’s financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.
The Company’s earnings are directly related to commodity prices, as revenues are derived from the sale of gold, silver, zinc and copper. Gold prices, which have the greatest impact on the Company’s financial performance, fluctuate widely and are affected by factors including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, expectations of economic activity, the exchange rate of the U.S. dollar to other major currencies, interest rates, global and regional demand, political and economic conditions including international trade disputes and the imposition of tariffs, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold, wars and other conflicts, changes in supply and changing investor or consumer sentiment (including in connection with transition to a low-carbon economy, investor interest in cryptocurrencies and other investment alternatives), all of which are beyond the Company’s control. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities or world events. For example, from March 6, 2020 to March 16, 2020, the London P.M. Fix (as defined below) fell almost $200 per ounce, from $1,683.65 per ounce to $1,487.70 per ounce. Fluctuations in gold prices may materially adversely affect the Company’s financial performance or results of operations. If the market price of gold falls below the Company’s realized or anticipated all-in sustaining costs per ounce of production at one or more of its mines, projects or other properties and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its mining, exploration or development activities at such mines, projects or other property or at other mines or projects. In addition, such fluctuations may require changes to the Company’s mine plans. The Company’s current mine plans and mineral reserve and mineral resource estimates are generally based on a gold price of $1,450 per ounce for mineral reserves and $1,750 for mineral resources (see “Operations & Production – Mineral Reserves and Mineral Resources – Information on Mineral Reserves and Mineral Resources of the Company”). If the price of gold falls below such levels, the mines may be rendered uneconomic and production may be suspended. In addition, lower gold prices may require the mine plans to be changed, which may result in reduced production, higher costs than anticipated, or both, and estimates of mineral reserves and mineral resources may be reduced. Also, increased volatility in the price of gold may result in the Company delaying or abandoning some of its growth projects. Further, the prices received from the sale of the Company’s by-product metals produced at Canadian Malartic (silver), LaRonde (silver, zinc and copper) and Pinos Altos (silver) affect the Company’s ability to meet its forecasts for total cash costs per ounce of gold produced or all-in sustaining costs per ounce of gold produced when such measures are calculated on a by-product basis. By-product metal prices fluctuate widely and are also affected by numerous factors beyond the Company’s control.
The Company’s policy and practice is not to sell forward its future gold production; however, under the Board-approved price risk management policy, the Company may review this practice on a project by project basis. See “Risk Profile – Commodity Prices and Foreign Currencies” and “Risk Profile – Financial Instruments” in the Annual MD&A for more details on the Company’s use of derivative instruments. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.
The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”).
	2025 (to February 21)	2024	2023	2022	2021	2020
High price ($ per ounce)	2,937	2,778	2,078	2,039	1,943	2,067
Low price ($ per ounce)	2,826	1,985	1,811	1,629	1,684	1,474
Average price ($ per ounce)	2,894	2,386	1,941	1,800	1,799	1,770
On February 21, 2025, the London P.M. Fix was $2,934 per ounce of gold.
The assumptions that underlie the estimates of future operating results and the strategies used to mitigate the effects of risks of metal prices are set out in “Operations & Production – Mineral Reserves and Mineral Resources – Information on Mineral Reserves and Mineral Resources of the Company” in this AIF.
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The Company is largely dependent upon its mining and milling operations at its material properties and any adverse condition affecting those operations may have a material adverse effect on the Company.
The Company’s material properties and their operating margins across its material properties (for the year ended 2024) are set out below:
Operations	Percentage of Gold Production %	Percentage of Company’s operating margin %
LaRonde	9	9
Canadian Malartic	19	18
Detour Lake	19	21
Meadowbank	14	14
Meliadine	11	10
Any adverse condition affecting mining or milling conditions at these operations could be expected to have a material adverse effect on the Company’s financial performance and results of operations. See “– If the Company experiences mining accidents or other adverse conditions, the Company’s mining operations may yield less gold than indicated by its estimated gold production” and “– The Company is subject to risks related to pandemics and other outbreaks of communicable diseases, as well as the economic impacts that result therefrom”.
Further, Meliadine and Meadowbank are subject to risks associated with operating mining operations in a remote location. See “– The Company may experience difficulties at its Nunavut operations as a result of their remote location”.
Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at LaRonde, Canadian Malartic, Detour Lake, Meadowbank and Meliadine for a substantial portion of its gold production, operating margin and cash flow provided by operating activities. There can be no assurance that the Company’s current exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current production and mineral reserves.
In addition, all of the Company’s material properties are located in Canada and, accordingly, the Company is subject to the risks associated with concentration of its material properties in a single country. For example, if the United States’ recent threats of imposing universal tariffs, and imposition of certain other tariffs, on the imports of Canadian products into the United States leads to retaliatory tariffs on imports of United States products into Canada, or otherwise causes an increase in the prices of the inputs the Company uses in its operations or diminished availability in Canada of such inputs, the Company’s ability to maintain its current cost structure or level of operations may be negatively affected. This may result in, among other things, the Company experiencing reduced production levels, higher costs and lower operating margins. If these or any other of the risks contemplated by this AIF manifest themselves in a manner that has a disproportionate effect on the Company’s Canadian mining operations, the Company’s financial condition and results of operations may be negatively affected.
Inflation may adversely affect the Company’s results.
The Company is also affected by inflationary pressures. Inflation rates in the jurisdictions in which the Company operates have increased significantly since 2021. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy. These inflationary pressures have affected the Company’s labour, commodity and other input costs and such pressures may or may not be transitory. Any continued inflation or increase in the inflation rate for the Company’s inputs, including as a result of increased tariffs affecting countries in which the Company operates or that are part of the Company’s supply chains may have a material adverse effect on the Company’s operating costs, capital expenditures for the development of its projects as well as its financial condition and results of operations.
The Company may experience difficulties at its Nunavut operations as a result of their remote location.
Two of the Company’s material properties, Meadowbank and Meliadine, are located in the Nunavut Territory. Meadowbank is located in the Kivalliq District of Nunavut approximately 70 kilometres north of Baker Lake, and the Amaruq mine is located approximately 50 kilometres northwest of the Meadowbank minesite and mill. The closest major city to Meadowbank is Winnipeg, Manitoba, approximately 1,500 kilometres to the south. The Company built a 110-kilometre all-weather road between the Meadowbank minesite to Baker Lake, which provides summer shipping access via Hudson Bay to Meadowbank and a 64-kilometre all-weather road between the Meadowbank minesite and the Amaruq mine. However, the Company’s operations are constrained by the remoteness of the operations, particularly as the port of Baker Lake is only accessible approximately 10 weeks per year. Most of the materials that the Company requires for operations at Meadowbank must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to adverse weather conditions. If the Company is unable to acquire and transport necessary supplies during this time, or if ore transportation from Amaruq to the Meadowbank minesite is interrupted, negatively affected or is not
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as anticipated, it may result in a slowdown or stoppage of operations and/or cost increases at Meadowbank. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this shipping window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment may require the slowdown or stoppage of operations. For example, a fire at the kitchen facilities of the Meadowbank mine in 2011 required operations to be reduced at the mine, which resulted in gold production at the mine being below expected levels that year.
Meliadine is located 290 kilometres southeast of Meadowbank, in the Kivalliq District of Nunavut, approximately 25 kilometres northwest of the hamlet of Rankin Inlet on the west coast of Hudson Bay. Most of the materials that the Company requires to operate Meliadine must be transported through the port of Rankin Inlet during a shipping season of approximately 14-weeks. If the Company is unable to acquire and transport necessary supplies during this time it may result in a slowdown or stoppage of operations and/or cost increases at Meliadine. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Rankin Inlet during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment may require the slowdown or stoppage of operations.
The Company’s Hope Bay project is located in the Kitikmeot District of Nunavut, approximately 125 kilometres southwest of Cambridge Bay and 685 kilometres northeast of Yellowknife, Northwest Territories. Most of the materials that the Company requires to operate at Hope Bay must be transported during the ice-free period of August-September when ships and barges can access the site. If the Company is unable to acquire and transport necessary supplies during this time it may result in a slowdown or stoppage of activities and/or cost increases at Hope Bay. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped during this window. Failure to have available the necessary materials required or to repair or replace malfunctioning equipment may require the slowdown or stoppage of activities.
The Company’s operations in Nunavut may also be adversely impacted by caribou migration, and the Company’s expectations with respect to the timing and volume of the migration. Caribou migration may impact the Company’s ability to move materials on the road between the Amaruq deposit and the Meadowbank mill, and between the Meadowbank minesite and Baker Lake. For example, in the second quarter of 2023 Meadowbank experienced the earliest and longest lasting caribou migration since its operations began which led to an unplanned mill shutdown and lower production in that quarter.
The remoteness of the Nunavut operations also necessitates the use of fly-in/fly-out camps for the accommodation of site employees and contractors, which may have an impact on the Company’s ability to attract and retain qualified mining, exploration and/or construction personnel. Further, the Company’s Nunavut operations are subject to risks relating to the transportation of personnel to and from the sites and increased risks related to pandemics. See “– The Company is subject to risks related to pandemics and other health emergencies, as well as the economic impacts that result therefrom”. If the Company is unable to attract and retain sufficient personnel or contractors on a timely basis, the Company’s Nunavut operations may be adversely affected.
If the Company experiences mining accidents or other adverse conditions, the Company’s mining operations may yield less gold than estimated.
The Company’s gold production may be negatively affected as a result of mining accidents such as, cave-ins, rock falls, rock bursts, pit wall failures, fires, flooding, environmental concerns, transportation accidents, or as a result of other operational problems such as, a failure of a production hoist, autoclave, filter press or SAG mill, the failure of, or inadequate capacity of, the Company’s tailings management or water storage facilities, or the impacts of wildlife (including caribou migration) on mining activities or transport. In addition, production may be reduced if, among other things, during the course of mining or processing, high geomechanical stress areas or seismic activity, unfavourable weather conditions or ground conditions, are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. The occurrence of one or more of these events could adversely affect the Company’s financial performance and results of operations.
LaRonde continues to experience seismic events, which have resulted in some areas of the mine being under periodic closure to mitigate seismicity risk and to carry out rehabilitation activities. As the Company mines deeper at the LaRonde mine, the risks of more frequent and larger seismic events increase. In addition, seismic activity has the potential to negatively affect the infrastructure upon which the Company’s operations at LaRonde relies (including the mill and tailings facilities) as well as community relations. For example, in 2023, the Company changed the mining sequence in portions of the LaRonde mine in an attempt to, among other objectives, reduce stress levels on the secondary stopes and reduce the effect of seismic activity. The ‘pillarless’ mining method adopted by the Company resulted in a longer cycle time to extract stopes, leading to a reduced mining rate, which led to reductions in annual production from previously forecast levels. Seismic events have also occurred at the Goldex, Macassa, Kittila and Fosterville mines and could occur in the future at the Odyssey mine. The Company cannot be certain that a significant seismic event will not occur which could adversely affect the Company’s financial performance and results of operations.
From time to time, the Company has failed to meet its gold production forecasts as a result of accidents or other adverse conditions at one or more of its mines. For example, such failure was primarily due to: delays in the commissioning of the Goldex production hoist and the Kittila autoclave in 2008; autoclave issues at Kittila, filtering issues at Pinos Altos and dilution issues at Lapa in 2009; lower throughput at the Meadowbank mill due to a bottleneck in the crushing circuit and autoclave issues at the Kittila mine in 2010; and suspension of mining operations at the Goldex mine due to geotechnical concerns with the rock above the mining horizon, a fire in the Meadowbank mine kitchen complex that negatively affected production and lower than expected grades at the Meadowbank and LaRonde mines in 2011.
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Also, gold production has been negatively affected by: the temporary suspension of heap leach operations at the Creston Mascota deposit at Pinos Altos as a result of issues with the phase one leach pad liner in 2012; an extended maintenance shutdown at Kittila during the second quarter of 2013, during which the mine only operated for 14 days in the quarter, and a 16-day unplanned shutdown related to the LaRonde hoist drive in 2013; ten days of downtime resulting from a production hoist drive failure at LaRonde in 2014; lower than expected grades at Kittila and a decision during the year to extend the Vault pit at Meadowbank resulting in lower than expected production in 2015; an unscheduled shutdown of the secondary crushing circuit for maintenance at Meadowbank and unplanned maintenance on the leach tank, ball mill and crusher components in the process plant at Canadian Malartic in 2016; an unplanned temporary hoist and mill shutdown at Goldex in 2017; an unscheduled five-day mill shutdown at LaRonde and lower than expected grades at Kittila in 2018; the slower than expected ramp up in production at the Amaruq mine, challenging ground conditions at the Cerro Colorado underground operations at Pinos Altos, higher clay content in the ore at La India that impacted the tonnes of ore stacked on the heap leach pad in 2019 and wear issues with the apron feeder at Meliadine; the impacts of the COVID-19 pandemic in 2020; and impacts of the Omicron variant of COVID-19 in 2021. In August 2023, gold production at Detour Lake was affected by the failure of the SAG mill transformer and then the subsequent failure of the spare transformer the following day. During the SAG unit downtime, the Company operated the Detour Lake mill at approximately 70% of normal operating levels. In November 2024, Fosterville experienced a 3.4 Mw (Moment Magnitude) seismic event which caused damage to the underground infrastructure in the Lower Phoenix area and impacted production. No assurances can be made that no similar or other events or circumstances will occur in the future that result in reduced production at one or more of the Company’s operating mines.
Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve current or future production estimates, which may, in turn, adversely affect the Company’s financial performance and results of operations.
Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company’s results of operations.
The Company’s operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company’s revenues are earned in U.S. dollars but the majority of its operating costs at Canadian operations, which constitute 86% of the Company’s forecast 2025 gold production, are incurred in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2020 to December 31, 2024, the U.S. dollar/Canadian dollar exchange rate (as reported by the Bank of Canada) fluctuated from a high of C$1.45 per $1.00 to a low of C$1.20 per $1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars, euros, Australian dollars and Mexican pesos; however, there can be no assurance that these strategies will be effective. In addition, the majority of the Company’s operating costs at the Kittila mine and Fosterville mine are incurred in euros and Australian dollars, respectively, and a significant portion of operating costs at the Pinos Altos are incurred in Mexican pesos. Each of these currencies has also fluctuated significantly against the U.S. dollar over the past several years. There can be no assurance that the Company’s foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.
The Company’s ability to maintain current, or achieve forecast, gold production levels is dependent in part on the successful development and operation of new mines, expansion or optimization of existing mining operations, and/or the replacement of depleted mineral reserves and mineral resources
The Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to maintain current, or achieve forecast, gold production levels is dependent in part on the successful development and operation of new mines and/or expansion or optimization of existing mining operations (including its regional strategy to optimize the use of forecast excess capacity at its processing facilities at LaRonde and Canadian Malartic). Risks and uncertainties inherent in all new projects include the accuracy of mineral reserve and mineral resource estimates, metallurgical recoveries, geotechnical and other technical assumptions, capital and operating costs and future commodity prices. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, transport issues, environmental issues, local community relations or other events, could result in one or more of the Company’s planned projects becoming impractical or uneconomic. Further, actual costs and economic returns may differ materially from the Company’s estimates, or the Company may fail or be delayed in obtaining the governmental permits and approvals necessary in connection with a project, in which case, the project may not proceed either on its anticipated timing or at all.
Frequently, new and/or expanded mining operations experience unexpected problems during the start-up phase, and delays can often occur prior to production reaching its expected steady state levels. The Company may also experience actual capital and operating costs and operating results that differ materially from those anticipated. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. For example, in 2019 the Company experienced issues related to pit dewatering and lower than expected equipment availability at Meadowbank and the apron feeder at Meliadine. The Company believes that the LaRonde extension, which
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commenced operation in late 2011, is the deepest mining operation in the Western Hemisphere with operations more than three kilometres below the surface. The Company’s operations at the LaRonde mine rely on infrastructure installed in connection with the extension for hauling ore and materials to the surface, including a winze and a series of ramps linking mining deposits to the Penna Shaft that services historic operations at the LaRonde mine. The depth of the operations poses significant challenges to the Company, such as geomechanical and seismic risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives. Operations at the lower levels of the LaRonde mine are subject to high levels of geomechanical stress and there are few resources available to assist the Company in modelling the geomechanical conditions at these depths, which may result in the Company not being able to extract the ore at these levels as currently contemplated. In 2012, challenges associated with excess heat and congestion at the lower parts of the mine delayed the ramp up of production and, in 2013, throughput at the LaRonde mine was reduced as a result of 16 days of unplanned shut-down to the hoist drive. In 2014, ten days of downtime resulting from a production hoist drive failure resulted in annual production at LaRonde being approximately 10,000 ounces below the Company’s expectations. In 2017-2018, many of the delays at the LaRonde mine were related to seismic activity, with day-to-day operations delayed due to non-entry protocols following a seismic event; and in December 2019, the Company temporarily suspended mining activity in the West mine area to reinforce ground support in the main ramp and access points on various levels due to an increase in seismicity in the West mine area outside of normal protocols. In 2023, in a response to greater seismicity at the LaRonde mine, the Company changed the mining sequence in portions of the LaRonde mine. The “pillarless” mining method adopted by the Company in response to increased seismicity resulted in a longer cycle time to extract stopes, leading to a reduced mining rate, which resulted in reductions in production in 2023, and in production guidance going forward under a revised mine plan. In addition, the Company continues to evaluate the potential to mine below the currently planned 3.1 kilometre depth at LaRonde, or the LaRonde 3 deposit, which will likely face similar or greater challenges relating to operating at depth.
The further development of the Detour Lake and the Amaruq underground, as well as the development of the new mining zones at the Goldex mine and the construction of the Odyssey mine, requires the construction and operation of new mining infrastructure. The construction and operation of underground mining facilities and the expansion of milling facilities are subject to risks, including unforeseen geological formations, implementation of new mining or milling processes, delays in obtaining required construction, environmental or operating permits and engineering and mine or mill design adjustments, any of which may result in lower than expected or delayed production.
The Company’s regional strategy in the Abitibi area of Quebec and Ontario contemplates using forecast excess capacity at the Canadian Malartic and LaRonde mills to process ore sourced from the Company’s other properties in the region. For example, the Company is currently assessing the viability of processing ore sourced from the Macassa Near Surface and the AK deposits, Upper Beaver and Wasamac at Canadian Malartic and/or LaRonde. In addition, the Company anticipates processing any ore sourced from the Marban Alliance property at the nearby Canadian Malartic mill. To the extent that the Company’s regional strategy to optimize the use of forecast excess capacity at its processing facilities is found to be viable, the Company may face issues adapting its current processing facilities to ore sourced from different sites, which may result in lower than expected recoveries, additional processing costs or other problems at its existing facilities. In addition, the transportation of the ore from the Company’s other operations or deposits may result in higher than expected costs or complaints from communities affected by the additional traffic. No assurances can be made that such issues, if manifested, would not have an adverse effect on the Company’s production or costs, which may, in turn, adversely affect the Company’s financial performance and results of operations.
The Company’s mineral reserves must be replaced to maintain production levels over the long-term. Mineral reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature and identifying new ore bodies is difficult. The Company’s exploration projects involve many risks and are frequently unsuccessful. Once a property with mineralization is discovered, it may take a substantial amount of time from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves. As a result, there is no assurance that current or future exploration programs will be successful or that new commercially viable deposit or extensions of deposits will be discovered or developed. Depletion of mineral reserves may not be offset by discoveries or acquisitions and divestitures of assets may lead to a lower mineral reserves. Reserves estimated in accordance with National Instrument 43-101 may also decrease due to economic factors such as the use of lower metal price assumptions or increased costs assumptions. The Company’s future profitability may be affected if mineral reserves are mined without adequate replacement and the Company may not be able to sustain production to or beyond the currently contemplated mine lives based on current production rates.
The Company’s total cash costs per ounce and all-in sustaining costs per ounce of gold produced depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company’s activities may become unprofitable.
The Company’s total cash costs per ounce and all-in sustaining costs per ounce of gold are dependent on factors including the exchange rate between the U.S. dollar and currency of the country in which the operations are located, smelting and refining charges, production royalties, the price of gold and by-product metals (when calculated on a by-product basis) and the cost of inputs used in mining operations. At LaRonde, the Company’s total cash costs per ounce and all-in sustaining costs per ounce of production (when calculated on a by-product basis) are affected by the prices and production levels of by-product zinc, silver and copper, the revenue from which is offset against the cost of gold production. At Canadian Malartic and Pinos Altos, the Company’s total cash costs per ounce and all-in sustaining costs per ounce of production (when calculated on a by-product basis) are affected by the prices and production levels of by-product silver, the revenue from which is offset against the cost of gold production. Total cash costs per ounce
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and all-in sustaining costs per ounce from the Company’s operations at its mines in Canada, Australia, Finland and Mexico are affected by changes in the exchange rates between the U.S. dollar and the Canadian dollar, Australian dollar, the euro, and the Mexican peso, respectively. Total cash costs per ounce and all-in sustaining costs per ounce at all of the Company’s mines are also affected by the costs of inputs used in mining operations, including labour (including contractors), energy, steel and chemical reagents. All of these factors are beyond the Company’s control. If the Company’s total cash costs per ounce or all-in sustaining costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and/or mining activities.
The Company is also affected by inflationary pressures. Inflation rates in the jurisdictions in which the Company operates have increased significantly since 2021. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy. These inflationary pressures have affected the Company’s labour, commodity and other input costs and such pressures may or may not be transitory. Any continued inflation or increase in the inflation rate for the Company’s inputs, including as a result of increased tariffs affecting countries in which the Company operates or that are part of the Company’s supply chains may have a material adverse effect on the Company’s operating costs, capital expenditures for the development of its projects as well as its financial condition and results of operations.
Total cash costs per ounce and all-in sustaining costs per ounce are not recognized measures under US GAAP or IFRS, and the data in this AIF may not be comparable to data presented by other gold mining companies. See “Introductory Notes – Note to Investors Concerning Certain Measures of Performance” in this AIF for a discussion of the Company’s use of non-GAAP measures.
Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.
The mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. Mineral reserve and mineral resource estimates are often based on gold recoveries in small scale laboratory tests and may not be indicative of the mineralization in the entire orebody and the Company may not be able to achieve similar results in larger scale tests under on-site conditions or during production. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves at most of its properties based on, among other things, a $1,450 per ounce gold price. The yearly average gold price has been above $1,450 per ounce since 2020; however, for the six years prior to that (2014 to 2019), yearly average gold prices were below $1,450 per ounce. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. See “– The Company estimates the recoverable amount of long-lived assets and goodwill using assumptions and if the carrying value of an asset or goodwill is then determined to be greater than its actual recoverable amount, an impairment is recognized reducing the Company’s earnings”. The Company estimates the recoverable amount of long-lived assets and goodwill using assumptions and if the carrying value of an asset or goodwill is then determined to be greater than its actual recoverable amount, an impairment is recognized reducing the Company’s earnings. Market price fluctuations of gold (or applicable by-product metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, the technical complexity of orebody, unusual or unexpected orebody formations, ore dilution or varying metallurgical and other ore characteristics may impair the profitability of a mine in any particular period. Failure to obtain or maintain necessary permits or government approvals, or changes to appliable tax and customs regimes or applicable legislation, could also cause the Company to reduce its mineral reserves.
Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as production experience is gained. See “Introductory Notes – Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources”.
Due to the nature of the Company’s mining operations, the Company may face liability, delays and increased costs from environmental liabilities and industrial accidents, and the Company’s insurance coverage may prove inadequate to satisfy future claims against the Company.
The business of mining is generally subject to risks and hazards, including environmental hazards (including relating to regulated substances, such as cyanide), industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, seismicity, cave-ins, rock bursts, rock falls, pit wall failures, flooding and gold bullion or dore losses (from theft or otherwise). Such occurrences could result in, among other things, damage to, or destruction of, mineral properties or production infrastructures and facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. As well, risks may arise
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with respect to the management of tailings and waste rock, mine closure, rehabilitation and management of closed mine sites (whether the Company operated the mine site or acquired it after operations were conducted by others). The Company’s insurance may not provide adequate coverage in certain unforeseen circumstances or may not otherwise be adequate for its needs, or the Company may elect not to insure against such risk. The Company may also become subject to liability for, among other things, pollution, cave-ins or other hazards against which it cannot insure or against which it elects not to insure, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may incur significant costs that could have a material adverse effect on its financial performance and results of operations. Financial assurances may also be required with respect to closure and rehabilitation costs, may increase significantly over time and reserved amounts may not be sufficient to address actual obligations at the time of decommissioning and rehabilitation.
The Company’s properties and mining operations may be subject to rights or claims of Indigenous groups and the assertion of such rights or claims may impact the Company’s ability to develop or operate its mining properties.
The Company currently operates in, and in the future may operate in or explore additional, areas currently or traditionally inhabited or used by Indigenous peoples or subject to Indigenous rights or claims. Operating in such areas may trigger various international and national laws, codes, resolutions, conventions, guidelines and impose obligations on governments and the Company to respect the rights of Indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements with community organizations or other governmental bodies near the Company’s operations regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.
Consultation and other rights of Indigenous peoples may require accommodations including undertakings regarding employment, royalty payments, procurement, financial payments and other matters. This may affect the Company’s ability to acquire effective mineral title, permits or licences at location in certain jurisdictions, including in some parts of Canada, Australia and Mexico in which title or other rights are claimed by Indigenous peoples. These matters may affect the timetable and costs of development and operation of mineral properties in such jurisdictions.
In addition, some of the Company’s properties in Mexico are held by agrarian community groups, or Ejidos, which results in the Company needing to contract with the local communities surrounding its properties in order to obtain surface rights to land needed in connection with the Company’s operations. Any inability to maintain and renew or expand these surface rights on favourable terms or otherwise could have an adverse effect on the Company’s business and financial condition.
There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to the Company’s current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company’s activities or against a governmental position regarding mining. There can be no assurance that these relationships can be successfully managed. Actions by the aforementioned groups that affect the Company’s operations may have a material adverse effect on the Company’s reputation, ability to conduct its operations, results of operations and financial performance.
The Company has impact benefit agreements, co-operation agreements and other similar agreements with relevant Indigenous groups in certain of the areas where it operates. However, there are no assurances that such agreements cover all claims or matters that may arise between the parties, or that the agreements will not expire or become subject to renegotiation.
The Company is subject to the risks associated with foreign operations.
The Company’s operations include mines in Australia, Finland and Mexico. Collectively, these mines are expected to account for approximately 14% of the Company’s gold production in 2025. These operations are subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company’s Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; changes in the regulatory system applicable to mining activities; illegal mining; corruption; restrictions on foreign exchange and repatriation; restrictions on travel; hostage taking; security issues (including theft); changing political conditions; and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, Australia, Finland, Mexico, Sweden and the United States including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.
Changes, if any, in mining or investment policies or shifts in political attitudes in Australia, Finland or Mexico may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency controls or restrictions, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, mining methods, and land use, land claims, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
In addition, Australia, Finland and Mexico have significantly different laws and regulations than Canada and there are cultural and, in the case of Finland and Mexico, language differences between these countries and Canada. Also, the Company faces challenges
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inherent in efficiently managing employees over large geographical distances, including the challenges of staffing and managing operations in several international locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management’s attention to the detriment of the Company’s other operations. There can be no assurance that difficulties associated with the Company’s foreign operations can be successfully managed.
In the future, the Company may choose to operate in foreign jurisdictions other than Australia, Finland and Mexico. For example, the Company currently has exploration properties or activities in other jurisdictions, including in the United States, Sweden and Finland, and strategic investments in companies holding properties in Argentina, Chile, Colombia, Dominican Republic, Germany, Morocco, New Zealand, Peru, Saudi Arabia, Sweden and the United States. Such operations would inherently be subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company’s Canadian, Australian, Finnish and Mexican properties.
Water supply, management and availability challenges could impact operations.
Water is a critical input to the Company’s mining operations, and amount of water resources in certain regions in which the Company operates requires the Company to consider current and future conditions in its management of water resources. Current and long-term risks include those that arise as a result of the Company’s operations (such as the use of cyanide in process solution and risk of acid rock drainage metal leaching) and events that are out of the Company’s control such as extreme weather and other physical risks associated with climate change such as changes in rainfall and water availability.
Changes in the quantity of water in regions where the Company operates, whether excessive or deficient amounts, may affect exploration and development activities, mining and processing operations, water management and treatment facilities, tailings storage facilities, closure and reclamation efforts, and may increase levels of dust in dry conditions and land erosion and slope stability in case of prolonged wet conditions.
Water shortages may also result from environmental and climate events that are out of the Company’s control and ability to manage. For example, inadequate rainfall or the occurrence of drought may stop operations, which could materially affect production. Conversely, excessive rainfall or flooding may also result in operational difficulties, including geotechnical instability, increased dewatering demands, and additional water management requirements. In addition, the Company cannot predict the potential outcome of pending or future legal proceedings or negotiations related to water rights, claims, contracts and uses, which may impact the Company’s operations. The loss of water rights for any of the Company’s mines, in whole or in part, or shortages of water to which the Company has established rights, could impact existing operations or prevent future exploration. Further, laws and regulations may be introduced in the jurisdictions in which the Company operates which could limit its access to sufficient water resources.
Any of the foregoing could have a material adverse effect on the Company’s results of operations and financial performance.
The Company is subject to risks related to pandemics and other health emergencies, as well as the economic impacts that result therefrom.
The Company is subject to risks related to pandemics and other health emergencies which could significantly disrupt its operations and could have a material adverse effect on the Company’s financial performance and results of operations. The impact of a pandemic or other health emergency, and the duration and intensity of any resulting business disruption or related financial and social impact, are uncertain. Further, the extent and manner to which a pandemic or other health emergency and measures taken by governments, the Company or others to attempt to mitigate the effects thereof may affect the Company and also cannot be predicted with certainty. Pandemics, other health emergencies and such measures could have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability, the ability to travel, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate and the availability of insurance and the cost thereof, some of which, individually or when aggregated with other effects, may be material to the Company. Measures taken by governments, the Company or others to mitigate effects of a pandemic or other health emergency could also result in the Company reducing or suspending operations at one or more of its mines.
Pandemics and other health emergencies and associated responses could also have an adverse effect on the Company’s ability to procure inputs required for the Company’s operations and projects. The occurrence of one or more of these events or circumstances could have a material adverse effect on the Company’s business and results of operations. For example, in April 2020, the Company withdrew its previously released full year 2020 production and cash costs guidance due to uncertainty related to the COVID-19 pandemic. The updated guidance subsequently released by the Company forecast, among other things, lower production levels. Ultimately, production for 2020 was approximately 8% below the Company’s initially forecast guidance, due primarily to work stoppages and slowdowns that related to the COVID-19 pandemic.
The Company’s Nunavut operations (including Meadowbank, Meliadine and the Hope Bay project) are located in remote areas and operate as fly-in/fly-out camps, meaning site employees and contractors are housed in on-site accommodations during the periods in which they are working. The Company’s Detour Lake mine is also a camp, with employees being transported by air or bus to the site and housed in on-site accommodations. Because of the concentration of personnel working and living in a small area, risks associated with pandemics or other health emergencies are higher at these sites. In addition, the communities in which these operations are located, and where certain of the employees and contractors are ordinarily resident, have limited health care resources which increases the risk in the event that a pandemic or other health emergency spreads to such communities. In response to the increased
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risk to isolated communities in Nunavut, in 2020 the Company sent home all of its Nunavut based work force (employees and contractors) from its Meadowbank, Meliadine and its exploration projects, while maintaining wages at a 75% level, which increased its cost profile at these operations.
The Company may in the future, based on its assessment of relevant risks at the time, elect to reduce or suspend operations at one or more of its sites as a precautionary measure or as a result of or in response to government or community actions. Further, pandemics and other health emergencies and measures taken to attempt to mitigate the effect thereof, may affect the Company’s ability to ship the materials that the Company requires for its Nunavut operations during Nunavut’s limited annual shipping season, which may result in a slowdown or stoppage of operations at these operations and may delay construction or expansion projects planned for the sites. See “– The Company may experience difficulties at its Nunavut operations as a result of their remote location”. Any of these events or circumstances could have a material adverse effect on the Company’s business and results of operations.
In addition, the actual or threatened spread of a pandemic or other health emergency globally, and responses of governments and others to such actual or threatened consequences, could also have a material adverse effect on the global economy, could negatively affect financial markets, including the price of gold or other minerals and the trading price of the Company’s shares, could adversely affect the Company’s ability to raise capital, and could cause interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive. If the price of gold declines, the Company’s revenues from its operations will also decline. See “– The Company’s financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices”. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations.
The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company.
Any acquisition of additional properties or operations is accompanied by many risks, including due diligence failures; that mineral reserves and mineral resources and other technical information prepared by the vendor or acquired company may not be reliable; the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company’s ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, suppliers and contractors as a result of any integration of new management personnel; the potential unknown liabilities (including potential environmental liabilities and permitting gaps, community issues, indigenous title and consultation and accommodation issues, or any prior bribery or corruption activities) associated with acquired assets and businesses; and for acquisitions that result in joint ownership, the risks associated with the conduct of joint operations (see “– The Company is subject to the risks associated with the conduct of joint operations”).
Potential acquisition targets may operate in jurisdictions in which the Company does not operate and that may have a different risk profile than the jurisdictions in which the Company currently operates (see “– The Company is subject to the risks associated with foreign operations”). Also, potential acquisition targets may focus on minerals other than gold which may have an impact on the Company’s ability to optimize or develop the deposit, or could impact the perception of the Company among investors (see “– The Company’s investment portfolio may expose it to risks affecting the underlying companies and may result in investment losses. Some of these investments by the Company may give the Company exposure to metals and jurisdictions in respect of which the Company has limited or no experience”).
In addition, the Company may need additional capital to finance any acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facility and its guaranteed senior unsecured notes referred to under the heading “Material Contracts” to incur additional unsecured indebtedness, provided that it maintains certain financial ratios and meets financial condition covenants and, in the case of the bank credit facility, that no event of default under the bank credit facility has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness.
There can be no assurance that the Company would be successful in overcoming these or any other problems encountered in connection with such acquisitions.
The Company is subject to the risks associated with the conduct of joint operations.
The Company is currently earning an interest in the 50/50 San Nicolás copper-zinc joint venture. This joint venture is subject to the risks normally associated with the conduct of partnerships and other joint operations. In addition, certain of the Company’s investments in exploration properties contemplate operations being conducted in a joint venture.
The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on Company’s profitability or the viability of its interests held through joint operations, which could have a material adverse effect on the Company’s financial performance and results of operations: lack of control over the joint operations and disagreement with partners on how to explore, develop or operate mines efficiently; inability to exert influence over certain strategic decisions made in respect of jointly held properties; inability of partners to meet their obligations to the joint operation or third parties; litigation between joint venture partners regarding joint operation matters; and liability that might accrue to partners as a result of the failure of the joint venture or general partnership to satisfy its obligations. In addition to the Company’s interest in the San Nicolás project, the Company may enter into additional joint ventures or partnerships in the future.
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To the extent that the Company is not the operator of its joint venture properties, the Company will be dependent on the operators for the timing of activities related to these properties and the Company will be largely unable to direct or control the activities of the operators. The Company also will be subject to the decisions made by the operators regarding activities at the properties, and will have to rely on the operators for accurate information about the properties. Although the Company expects that the operators of the properties in which it owns a joint venture interest will operate these properties in accordance with industry standards and in accordance with any applicable operating agreements, there can be no assurance that all decisions of the operators will achieve the expected goals. In addition, where the Company is the operator, it will be subject to the limitations put on it by any joint venture or other agreement in respect of the project. Such limitations may result in the Company’s inability to undertake the operations it would if it were the sole owner of the project.
The Company estimates the recoverable amount of long-lived assets and goodwill using assumptions and if the carrying value of an asset or goodwill is then determined to be greater than its actual recoverable amount, an impairment is recognized reducing the Company’s earnings.
The Company conducts annual impairment assessments of goodwill and, at the end of each reporting period, the Company assesses whether there is any indication that long-lived assets (such as mining properties and plant and equipment) may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. Testing for impairment involves a comparison of the recoverable amount of the cash generating unit to its carrying value. An impairment charge is recognized for any excess of the carrying amount of the asset group or reporting unit over its recoverable amount. For example, the Company recognized an impairment loss (before tax) in an aggregate amount of $787 million as at December 31, 2023 related to the Macassa mine ($675 million) and $112 million related to the Pinos Altos; and an impairment loss (before tax) in an amount of $55.0 million as at December 31, 2022 related to the La India mine, and an aggregate of $389.7 million as at December 31, 2018 related to the Canadian Malartic mine, the La India mine and the El Barqueno project.
The assessment for impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, mineral reserves and mineral resources, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, as well as economic factors beyond management’s control, such as gold prices, discount rates and observable net asset value multiples. Should management’s estimates and assumptions regarding these factors be incorrect, the Company may be required to realize impairment charges, which will reduce the Company’s earnings. The timing and amount of such impairment charges is difficult to predict.
If the Company fails to comply with the covenants, including the financial ratios in its debt instruments, the Company’s ability to borrow under its Credit Facility could be limited and the Company may then default under other debt agreements, which could harm the Company’s business.
The Company’s guaranteed senior unsecured notes limit, among other things, the Company’s, and certain of its subsidiaries that are guarantors under the notes, ability to permit the creation of certain liens, carry on business unrelated to mining or dispose of material assets. In addition, the Company’s unsecured revolving credit facility and the guaranteed senior unsecured notes require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions and global health crisis or pandemics may affect the Company’s ability to satisfy these covenants, which could result in a default under its credit facilities or the guaranteed senior unsecured notes.
At February 21, 2025, there was $23.8 million utilized under the Company’s Credit Facility (including under letters of credit) and approximately $1,064 million under the Company’s other letter of credit facilities and surety arrangements. If an event of default under the Credit Facility or the guaranteed senior unsecured notes occurs, the Company would be unable to draw down further on the Credit Facility and the relevant lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and this may cause an event of default under the Company’s other letter of credit facilities. An event of default under the Credit Facility, the guaranteed senior unsecured notes or the uncommitted letter of credit facilities may also give rise to an event of default under other existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.
The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.
The Company’s current and future financial performance is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the acceptance or support of local stakeholders and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic orebody, depending on the type of mining operation involved, a significant
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number of years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company’s current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.
The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.
There is a limited supply of desirable mineral properties available for claim staking, leasing, exploration or acquisition in the areas where the Company contemplates conducting activities. Many companies and individuals are engaged in the mining business and, as a result, the competition for these properties is intense. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these companies and individuals, some of which may have greater financial resources and larger technical staff than the Company or be able to leverage synergies that are not available to the Company. These individuals and companies may also be more flexible than the Company regarding the terms of any such acquisitions, which may permit them to respond more quickly to opportunities to obtain additional prospective properties. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.
The success of the Company is dependent on good relations with its employees and on its ability to attract and retain employees and key personnel.
Success at the Company’s mines, development projects and exploration projects is dependent on the efforts of the Company’s employees and contractors. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. Relationships between the Company and its employees may be affected by changes in the scheme of employee relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company’s business, results of operations and financial condition.
The Company is also dependent on key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.
The Company faces significant competition to attract and retain qualified personnel and there can be no assurance that the Company will be able to continue to attract and retain such personnel.
The Company may have difficulty financing its additional capital requirements for its planned mine construction, expansion, exploration and development.
The capital required for operations (including operating, new or expanded operations) and continuing exploration and development projects will require substantial expenditures. The Company expects that capital expenditures in 2025 will be approximately $1.75 to $1.95 billion (not including approximately $300 million of capitalized exploration). If cash from operations is lower than expected, including due to higher operating costs or capital costs at the Company’s mines or projects exceeding current estimates, the Company incurring major unanticipated expenses related to exploration, development, acquisitions or maintenance of its properties or for other purposes, advances from the bank credit facility being unavailable, the Company may be required to seek, or may deem it advantageous to seek, additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its current operations and exploration activities, construct additional mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise.
Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties, which may have a material adverse effect on the Company’s business, financial condition and results of operations.
If the credit and capital markets deteriorate, or if any sudden or rapid destabilization of global economic conditions occurs, including as a result of accelerating de-globalization or imposition of tariff regimes, it could have a material adverse effect on the Company’s liquidity, ability to raise capital and costs of capital. If the Company experiences difficulty accessing the credit and/or capital markets, the Company may seek alternative financing options, including, but not limited to, streaming transactions, royalty transactions or the sale of assets. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.
Additionally, any sudden or rapid destabilization of global economic conditions could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment and other losses for the Company.
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The Company’s operations are subject to numerous laws and extensive government regulations which may require significant expenditures or cause a reduction in levels of production, delays in production or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company’s results of operations.
The Company’s mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, territorial, state and local governments in the jurisdictions in which the Company operates and the receipt of, and compliance with, applicable permits. These laws, regulations and permits are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, mine safety, reporting of payments to governments and other matters. Compliance with such laws, regulations and permits can be extremely time consuming, and may increase the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities.
The Company receives regulatory infraction or compliance notices in respect of various aspects of its operations from time to time. The Company cannot give any assurances that such notices, notices received in the future or other regulatory actions will not result in material fines or require or otherwise result in the Company taking actions that have a material effect on its business, financial conditions or results of operations.
In addition, current laws and regulations are subject to change from time to time.
For example, in early 2024, the then President of Mexico introduced a package of constitutional reforms that would, if adopted, among other things, prohibit open-pit mining. While such reform regarding open pit mining has not yet been approved by the requisite bodies, and in December 2024 the new President of Mexico announced that the proposal regarding open pit mines would be reviewed, such reform, if adopted, would have a significant adverse effect on the Company’s operations, particularly at the San Nicolas project and Pinos Altos, where open-pit mining is contemplated or currently being used.
Further the Company has several mines with projected long life of mine horizons. For example, Canadian Malartic and Detour Lake currently have expected life of mines until 2042 and 2052, respectively. These longer projected mine horizons pose additional risks due to the ever changing regulatory environment. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties, or more stringent implementation or interpretation thereof could be introduced which affect these operations (or operations with shorter expected life spans), any of which could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production, and delay or prevent the continuing operations of, or expansion of existing mines, and the development of new mining properties.
Any change in laws and government regulations may require significant expenditures or cause a reduction in the levels of production or otherwise adversely affect the Company’s results of operations.
The Company is subject to anti-corruption and anti-bribery laws.
The Company’s operations are governed by, and involve interactions with, various levels of government in numerous countries. The Company is required to comply with anti-corruption, anti-bribery and sanctions laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Company or its contractual counterparties conduct their business. There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating these laws. The Company may be found liable for violations by not only its employees, but also by its third party agents. Measures that the Company has adopted attempt to mitigate these risks may not be effective in ensuring that the Company, its employees or third party agents will comply strictly with such laws. If the Company is subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company which could result in a material adverse effect on the Company’s reputation, financial performance and results of operations. If the Company chooses to operate in additional foreign jurisdictions in the future it may become subject to additional anti-corruption, anti-bribery and sanctions laws in such jurisdictions. See “– The Company may experience operational difficulties at its foreign operations”.
Greenhouse gas emissions regulations and climate change may adversely affect the Company’s operations.
The Company operates in jurisdictions where regulatory requirements have taken effect to monitor, report and/or reduce GHG emissions. Increasing regulation and regulatory uncertainty regarding GHG emissions and climate change issues may adversely affect the Company’s operations. Costs to comply with current regulatory requirements are not expected to have a material adverse effect on the Company’s operations. However, future regulatory amendments may have unexpected effects on the Company, and may result in material adverse effects on the Company’s financial performance and operations.
In 2015, Canada established a GHG emission reduction target of 30% below 2005 levels by 2030, and signed the Paris Agreement (ratified in 2016). In July 2021, Canada updated this commitment, and formally submitted its enhanced Nationally Determined Contribution (“NDC”) to the United Nations, committing to reduce GHG emissions by 40-45% below 2005 levels by 2030. Canada’s
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enhanced NDC was incorporated into domestic law via the Canadian Net-Zero Emissions Accountability Act, also passed in 2021, to ensure transparency and accountability in Canada’s efforts to achieve the enhanced NDC, and its target of becoming net-zero by the year 2050.
Canada’s federal carbon pricing regime, established under the 2018 Greenhouse Gas Pollution Pricing Act (“GGPPA”), consists of a charge on certain fuels, and an Output Based Pricing System (“OBPS”) that applies to large industrial facilities engaged in certain prescribed activities that emit GHGs above a prescribed threshold. Canada is expected to meet its GHG reduction targets and net-zero commitment, in part, through the continued operation of the GGPPA, which applies to the Company’s Canadian operations in jurisdictions where provincial or territorial regimes do not meet federal requirements, including Nunavut, where the Company produces electricity using diesel fuel. Under the GGPPA, the price of carbon has been established at $80 per tonne for 2024, which will increase by $15 per tonne annually to $170 per tonne in 2030.
While the OBPS formerly applied to the Company’s Ontario operations, Canada has determined that Ontario’s Emission Performance Standard program (“EPS”) meets federal stringency requirements. As of January 1, 2022, the OBPS no longer has application in Ontario, with the result that the Company’s Ontario operations are subject to the EPS. It is expected the Company’s Quebec operations will continue to be subjected to that province’s cap and trade system.
Finland has also signed the Paris Agreement and has committed to be carbon neutral by 2035. Large carbon emitters in Finland participate in the European Union’s Emission Trading System which is expected to continue.
Mexico is also a party to the Paris Agreement and has enacted climate change legislation to impose a GHG emissions reduction target of 30% (unconditional) to 40% (conditional on external support) from 2013 levels by 2030. Mexico also has set a net zero target, which it plans to achieve by 2050.
Australia, also a signatory to the Paris Agreement, has a target to reach net zero emissions in 2050. In September 2022, it committed to reduce GHG emissions by 43% below 2005 levels by 2030. In addition, each state has committed to reach net-zero by 2050 or earlier, with many states setting interim targets. In 2023, legislation reforms created a ceiling on emissions and forced Australia’s 215 most polluting facilities to reduce their emissions by 4.9% a year or reach the target with carbon credits – Agnico Eagle facilities are not included on this list.
All of these regulatory regimes related to greenhouse gas emission reductions are subject to change, including through the impact of climate litigation. The Company’s operations are energy intensive, fossil fuel use in mining and processing activities is the Company’s most significant source of direct GHG emissions.
In 2024, the Company’s total Scope 1 and Scope 2 GHG emissions were approximately 1.32 metric tonnes CO2 equivalent. The Company monitors and reports annually its direct and indirect GHG emissions to the CDP (formerly the Carbon Disclosure Project), receiving a “C” grade in 2024.
Where renewable energy, such as hydroelectric power in Quebec, is available for the Company’s use, regulatory compliance with greenhouse gas reduction requirements is not expected to have a material adverse effect on the Company. However, where the Company is reliant on fossil fuels to produce energy (such as the Company’s use of diesel fuel at its Nunavut operations (Meadowbank and Meliadine) or purchases electricity generated by fossil fuels (such as at Fosterville), compliance with reduction obligations is more challenging and reduction of the Company’s carbon footprint remains difficult. Due to changes underway in the course of the energy transition, there are significant uncertainties in the means available to reduce greenhouse gas emissions. As well, pressures may be felt from stakeholders, who expect particular actions to be taken to address climate risk.
The Company could face significant costs and operational impacts in achieving compliance with future regulatory requirements and fulfilling voluntary reduction commitments. Scope 3 emissions are difficult to assess and reductions may only be achieved through the actions of entities over which the Company has limited (if any) control.
The potential physical impacts of climate change on the Company’s operations include damage to infrastructure, and equipment (and the potential need for new and renewed facilities that are adapted to climate change) and safety risks to workers. In particular, potential impacts are related to the unique geographic circumstances associated with each of its operations. Such changes may be caused by factors such as extreme weather events, changes in rainfall patterns and intensities, water shortages, excess water flows, changing sea levels, increased frequency and intensity of wildfires, energy disruptions and changing temperatures. These risks will be exacerbated if global mean temperature reaches over 1.5°C above pre-industrial levels and areas such as the far north (where the Company’s Nunavut operations are situated) will be particularly vulnerable to change. Such risks are highly uncertain and the Company may not have identified all such risks. As well, the ability to insure against such risks is becoming more difficult. Compliance issues, increased costs, and reduced productivity may result from such physical impacts.
In addition, global efforts to fight global warming and to transition to a lower-carbon economy are shifting the world from fossil fuels to electrification, with a growing demand for green power generation sources. This shift may entail extensive policy, legal, technology, consumer and market changes to address mitigation and adaptation requirements related to climate change. It is unclear what role the Company’s products will play in such transition. Depending on the nature, speed, focus and jurisdiction of these changes, transition risks may pose varying levels of financial and reputational risk to the Company.
The potential physical impacts of climate change on the Company’s operations (with respect to infrastructure, equipment and productivity levels) are uncertain and may be particular to the unique geographic circumstances associated with each of its operations. These may include extreme weather events, changes in rainfall patterns and intensities, water shortages, excess water flows, changing sea levels, increased frequency and intensity of wildfires, energy disruptions and changing temperatures.
Annual Information Form – Year ended December 31, 2024	77

RISK FACTORS
There may also be supply chain implications from climate change in getting critical operational inputs to the Company’s operations, including transportation issues. Compliance issues, increased costs, and reduced productivity may result from such physical impacts.
In addition, global efforts to fight global warming and to transition to a lower-carbon economy are shifting the world from fossil fuels to electrification, with a growing demand for electric vehicles and green power generation sources. This shift may entail extensive policy, legal, technology, consumer and market changes to address mitigation and adaptation requirements related to climate change. It is unclear what role the Company’s products will play in such transition. Depending on the nature, speed, focus and jurisdiction of these changes, transition risks may pose varying levels of financial and reputational risk to the Company.
The Company is subject to the risk of litigation, the potential causes and costs of which cannot be determined at present.
The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure or alleged failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve litigation favourably, either by judicial determination or settlement, it may have a material adverse effect on the Company’s financial performance and results of operations.
In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights could have a material adverse effect on its future cash flows, earnings, results of operations and financial condition.
Title to the Company’s properties may be uncertain and subject to risks.
The acquisition of title to mineral properties is a very precise and time-consuming process. Title to, and the area of, mineral concessions may be disputed. There is no guarantee that title to any of the Company’s properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including land claims by Indigenous groups, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct its operations on one or more of its properties as currently anticipated or permitted or to enforce its rights in respect of its properties.
The Company may be affected by global supply chain disruption.
Prolonged disruptions to the procurement of equipment, or the flow of materials, supplies and services to the Company could have an adverse impact on its operating costs, capital expenditures and construction and production schedules. These disruptions may be the result of matters outside of the Company’s control or ability to mitigate, such as from natural disasters, trade disputes, imposition of tariffs, transportation disruptions, economic instability, global pandemics or other health emergencies, international sanctions, including those imposed in the context of the invasion of Ukraine by Russia, and geopolitical concerns, such as the conflicts in the Middle East and ongoing conflict in Ukraine. Supply chain disruptions may also be manifested as rising costs or shortages of certain commodities.
The use of derivative instruments for the Company’s by-product metal production may prevent gains from being realized from subsequent by-product metal price increases.
The Company has used, and may in the future use, various by-product metal derivative strategies, such as selling future contracts or purchasing put options. No assurance can be given that the use of by-product metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough by-product metals to offset its forward delivery obligations, requiring the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of by-product revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the by-product metal derivatives positions qualify for hedge accounting treatment under IFRS and therefore any year-end mark-to-market adjustments are recognized in the “(Gain) loss on derivative financial instruments” line item of the consolidated statements of income and comprehensive income. See “Risk Profile – Financial Instruments” in the Annual MD&A for additional information.
The trading price for the Company’s securities is volatile.
The trading price of the Company’s common shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The trading price of the Company’s common shares may increase or decrease in response to a number of events and factors, including:
•
changes in the market price of gold or other by-product metals the Company sells;

•
events affecting economic circumstances in Canada, the United States and elsewhere, including inflation, war or other territorial disputes;

•
trends in the mining industry and the markets in which the Company operates;

•
changes in financial estimates and recommendations by securities analysts;

78	Annual Information Form – Year ended December 31, 2024

RISK FACTORS
•
acquisitions, investments, divestitures and financings;

•
quarterly variations in operating results;

•
compliance with new and existing regulations, including with respect to water and tailings management and GHG emissions;

•
the actions of other companies in the mining industry;

•
the operating and share price performance of other companies that investors may deem comparable; and

•
purchases or sales of large blocks of the Company’s common shares or securities convertible into or exchangeable for the Company’s common shares.

Wide price swings are currently common in the markets on which the Company’s securities trade. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance.
Damage to the Company’s reputation may result in decreased investor confidence, challenges in maintaining positive community relations and pose additional obstacles to the Company’s ability to develop projects.
Damage to the Company’s reputation can be the result of its actual or perceived actions or inactions and a variety of events and circumstances, and could result in negative publicity, whether or not true. Occurrences that may have an adverse effect on the Company’s reputation include, the Company’s handling of matters relating to the environment (including tailings and tailings failures), employee relations, mine safety and security, dealings with local community organizations or individuals, including Indigenous communities, community commitments, and its handling of cultural sites or resources.
The Company is not always able to resolve such matters before they become public knowledge or become the subject of legal or regulatory proceedings. The growing use of social media to generate, publish and discuss community news and issues and to connect with others has made it significantly easier, among other things, for individuals and groups to share their opinions of the Company and its activities, whether true or not. The Company does not have direct control over how it is perceived by others. In the future, additional matters may affect the Company’s reputation in the view of its stakeholders. Such matters, once publicized, may negatively affect the Company’s reputation. Any damage to the Company’s reputation could result in, among other things, a decrease to the price of its common shares, decreased investor confidence, challenges in maintaining positive relationships with the communities in which it operates, including Indigenous communities and other important stakeholders, and increased risks in obtaining permits, financing or social license for our operations, any of which could have a material adverse effect on the Company’s earnings, cash flows, financial condition or results of operations.
The Company is dependent on information technology systems.
The Company relies on its IT Systems, and the IT Systems of its vendors and third-party service providers, to operate its business. IT Systems are subject to an increasing threat of risks from sources including computer viruses, cyber-attacks, ransom ware, malware, security breaches, power loss, system disruptions, natural disasters, defects in design and other manipulation or improper use. These risks are evolving as IT Systems and cybersecurity attacks or breaches become more sophisticated and prevalent. These disruptions may also occur for non-malicious reasons, such as the widespread server-related outages caused by CrowdStrike’s defective software update in July 2024. Any of these occurrences may result in, among other things, unauthorized access or damage to, or temporary or permanent disruption or failure of, one or more of the Company’s IT Systems (collectively, “IT Disruptions”).
The Company’s operations depend on the timely maintenance, upgrade and replacement of its IT Systems, as well as expenditures to mitigate cybersecurity risks and the possibility of IT Disruptions. Increasingly, the operating and control systems at the Company’s mines and projects rely on IT Systems to monitor and optimize performance, as the Company continues to adopt remotely controlled mining techniques and electrify its equipment. The Company’s financial control and accounting systems depend on its IT Systems and its workforce increasingly works remotely, which has further increased the Company’s reliance on its IT Systems and associated risks. Adoption of new technology that promotes operational efficiency, such as the use of artificial intelligence, fleet electrification and autonomous vehicles, may further expose the Company’s IT Systems to risk. As the Company’s use of IT Systems increases and evolves and cybersecurity attacks become more sophisticated or pervasive, the Company may have to incur significant costs to upgrade its IT Systems to protect against IT Disruptions. New or improved IT Systems that the Company procures may have defects, not be installed properly or not integrate with its other IT Systems.
Third party vendors and service providers (including information technology service providers) may themselves be victims of IT Disruptions which may have an adverse consequential impact on the Company and its operations. For example, in July 2024, many companies experienced significant operational issues as a result of server-related outages caused the CrowdStrike’s defective software update.
The occurrence of one or more IT Disruptions could have effects including: damage to the Company’s equipment, including mining equipment; production downtimes; operational delays; loss or corruption of data; compromise of confidential or otherwise protected information; delay in the delivery of supplies and services; increased health and safety risks; increases in capital expenditures; loss of production, accidental discharge of regulated materials; expensive remediation efforts; distraction of management; damage to the Company’s reputation; events of non-compliance which could lead to regulatory fines or penalties, ransom payments. Any of the foregoing could have a material adverse effect on the Company’s results of operations and financial performance. There can be no assurance that the Company will not incur losses related to IT Disruptions in the future.
Annual Information Form – Year ended December 31, 2024	79

RISK FACTORS
The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.
Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors’ attestation as of December 31, 2024.
If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.
No evaluation can provide complete assurance that the Company’s internal control over financial reporting will prevent misstatement due to error or fraud or will detect or uncover all control issues or instances of fraud, if any. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. The Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.
Mine closure, reclamation and remediation costs for environmental liabilities may exceed the provisions we have made.
Natural resource extractive companies are required to close their operations and rehabilitate the lands that they mine in accordance with a variety of environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements and mine closure plans that may change materially over time. Additionally, the Company may be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites or be held liable to third parties for exposure to regulated substances should those be identified in the future.
The Company has filed conceptual closure plans for its mines with regulators in the jurisdictions where required. In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurance covering reclamation costs, clean-up costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. The Company may be required to replace or supplement existing financial assurance, or source new financial assurance with more expensive forms, which might include cash deposits, which would reduce its cash available for operating and financing activities. There can be no assurances given that the Company will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. Any new requirements may include financial assurances intended to cover potential environmental clean-up costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure. To the extent that the Company is or becomes unable to post and maintain sufficient financial assurance covering these requirements, where required it could result in closure of one or more of the Company’s operations, which may have a material adverse effect on the Company’s results of operations and financial performance.
The Company is subject to counterparty risks of third parties with which it contracts.
Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be negatively affected in the event that a counterparty becomes insolvent or otherwise does not, or is not able, to perform its obligations. Such counterparty risk, if manifested, may have a material adverse effect on the Company’s results of operations and financial performance.
A significant delay or disruption in sales of dore as a result of the unexpected discontinuation of services provided by refineries or a failure by refineries to meet outstanding delivery obligations could have a material adverse effect on operations.
The Company engages third-party refineries to refine dore into good delivery gold and silver bars, which are in turn sold into open markets. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable.
80	Annual Information Form – Year ended December 31, 2024

RISK FACTORS
There can be no assurances made that alternative refineries would be available to the Company if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has dore inventory at refineries and could incur a loss arising from the refineries’ failure to fulfill their contractual obligations. There is an additional risk that a refinery does not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, or remedied by a court in a specific performance, it may have a material adverse effect on the Company’s results of operations and financial performance.
The Company’s investment portfolio may expose it to risks affecting the underlying companies and may result in investment losses. Some of these investments by the Company give the Company exposure to metals and jurisdictions in respect of which the Company has limited or no experience.
The Company has invested, and anticipates continuing to invest, in other companies, most of which are junior mining companies that hold early-stage exploration, development and/or greenfield properties, each of which carry its own inherent risks. As at December 31, 2024, the Company’s holdings of equity securities and other investments, primarily in companies within the mining industry, totaled approximately $560 million. The Company does not control any of these investee companies and has limited or no ability to influence the investee companies’ management, operational decisions and policies. Investing in junior mining and other companies involves a high degree of risk, including the potential loss of some or all of the amount invested, as the value of each investment will fluctuate with changes in market conditions and the nature of the Company’s investment. Market prices of each investee company’s securities will also change with the market’s assessment of that investee company’s prospects, operational risk, political risk, credit risk and other risks. In addition, unanticipated risks in respect of the investee companies may arise given the limited nature of the due diligence investigations performed by the Company in respect of these investments. In some instances, the investee companies are, or will be, non-public or do not and will not have an active market for their securities, which means the Company may not be able to sell such investments at a reasonable price, in a timely manner or at all. Any adverse developments, whether temporary or permanent, with respect to any of these investee companies may adversely affect the value of the Company’s interest in the investments and may require the Company to record a loss on the investment. Further, although the Company expects that its investee companies will operate in accordance with industry standards and applicable laws, there can be no assurances that all activities of the investee companies will align with the Companies principles and standards, and may expose the Company to reputational risks.
The Company has also started investing in, and expects to continue to invest in, assets of junior mining or other companies where the primary focus is on metals other than gold. Recently, the Company has entered into a joint venture regarding the San Nicolás copper/zinc development project in Mexico during 2023 and has made investments in companies that focus on strategic, critical or other minerals, including copper, zinc, nickel and lithium. Exploration, development, mining, marketing and sales activities relating to minerals other than gold, and the assessment of investee companies focused on such minerals, may require the Company to acquire distinct technical and operational knowledge and skills that it does not currently possess. These minerals also may be subject to price volatility and marketing considerations that are different than those for gold or other minerals with which the Company currently has experience. Further, operations involving minerals that are viewed as being necessary for the green energy transition may be subject to increased geopolitical or regulatory risks. No assurances can be made that the Company will be able to successfully assess the risks relating to projects or investee companies that are not primarily focused on gold. While the Company views its diversification to investments in minerals other than gold as a component of its strategy, such investments may be viewed adversely by the market given the Company’s historic focus on gold mining and may affect the price or volatility of the Company’s securities.
The Company has also invested in, and expects to continue to invest in, junior mining companies or other companies that have operations in countries where the Company has limited or no prior experience. These investments are subject to risks relating to foreign operations. See “Risk Factors – The Company is subject to the risks associated with foreign operations”.
The realization of any of the foregoing risks could have an adverse effect on the Company’s results of operations and financial condition and there can be no assurance that the Company’s strategy regarding investing in minerals other than gold and different jurisdictions will be successful.
Annual Information Form – Year ended December 31, 2024	81

DIVIDENDS
DIVIDENDS
The Company’s current policy is to pay quarterly dividends on its common shares and, on February 13, 2025, the Company declared a quarterly dividend of $0.40 per common share, which is to be paid on March 14, 2025. In each of 2024, 2023, and 2022 the dividends paid were $1.60 per common share (quarterly payments of $0.40 per common share). Although the Company expects to continue paying a cash dividend, future dividends will be at the discretion of the Board and will be subject to factors such as the Company’s earnings, financial condition and capital requirements.
82	Annual Information Form – Year ended December 31, 2024

DESCRIPTION OF CAPITAL STRUCTURE
DESCRIPTION OF CAPITAL STRUCTURE
The Company’s authorized capital consists of an unlimited number of shares of one class designated as common shares. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the Board. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company’s common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares.
Annual Information Form – Year ended December 31, 2024	83

RATINGS
RATINGS
The ratings of the Company’s notes (the “Notes”) issued under the Note Purchase Agreements (as defined under “Material Contracts – Note Purchase Agreements”) by the rating agencies Fitch Ratings (“Fitch”) and Moody’s Investors Service (“Moody’s” and together with Fitch, the “Ratings Agencies”) as at December 31, 2024 are BBB+ (Stable) and Baa1 (Stable), respectively.
The long-term credit ratings of the Ratings Agencies are on rating scales that range from AAA to D, which represents the range from highest to lowest quality of securities rated. The Ratings Agencies BBB ratings assigned to the Company’s Notes are the fourth highest of the 10 rating categories for long-term debt. A “BBB+” rating by Fitch denotes good credit quality and indicates that expectations of default risk are currently low; the capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. A “Baa1” rating by Moody’s is judged to be medium-grade and subject to moderate credit risk and as such many possess certain speculative characteristics but still considered investment grade.
The Company understands that the ratings are based on, among other things, information furnished to the Ratings Agencies by the Company and information obtained by the Ratings Agencies from publicly available sources. The credit ratings given to the Company’s Notes by the Ratings Agencies are not a recommendation to buy, hold or sell debt instruments since such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with: (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. The credit rating accorded to the Notes may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this AIF. If any of the Ratings Agencies lowers the credit ratings on the Notes, particularly a downgrade below investment grade, it could adversely affect the Company’s cost of financing and access to liquidity and capital. See also “Risk Factors”. The Company pays each of the Ratings Agencies an annual fee in connection with the rating of the Notes and an additional fee if and when additional Notes are issued. The Company also made payments to Fitch in 2024 of $98,000 (2023 of $96,000) and Moody’s in 2024 of $87,000, (2023 of $73,000).
84	Annual Information Form – Year ended December 31, 2024

MARKET FOR SECURITIES
MARKET FOR SECURITIES
Common Shares
The Company’s common shares are listed and traded on the TSX and on the NYSE under the symbol “AEM”. On February 21, 2025, the closing price of the common shares was C$136.77 on the TSX and $96.10 on the NYSE.
The following table sets forth the high and low sale prices and the average daily trading volume for composite trading of the Company’s common shares on the TSX and the NYSE since January 1, 2024.
	TSX			NYSE
	High (C$)	Low (C$)	Average Daily Volume	High ($)	Low ($)	Average Daily Volume
2024
January	72.05	66.08	1,613,200	54.05	48.95	2,595,363
February	67.76	61.03	2,435,197	50.61	44.98	3,358,863
March	80.77	67.28	2,638,475	59.65	49.62	3,415,858
April	89.94	82.08	2,298,747	65.81	60.59	3,872,759
May	95.71	88.41	1,850,219	70.78	64.24	2,302,633
June	93.92	87.65	2,126,207	68.69	63.80	2,366,337
July	106.53	89.77	1,260,301	77.17	65.04	1,842,944
August	112.44	99.34	1,453,050	82.79	72.24	2,329,440
September	113.67	104.18	1,876,510	84.24	76.89	2,296,964
October	123.74	106.56	1,518,074	88.85	78.17	2,368,450
November	119.75	106.43	1,642,072	85.89	75.99	2,334,401
December	123.76	111.34	1,354,721	87.35	77.36	1,594,374
2025
January	136.73	114.15	1,271,693	94.46	79.66	1,694,961
February (up to February 21)	143.78	135.62	1,838,012	100.81	94.86	2,890,373
Annual Information Form – Year ended December 31, 2024	85

DIRECTORS AND OFFICERS OF THE COMPANY
DIRECTORS AND OFFICERS OF THE COMPANY
Directors
The following is a brief biography of each of the Company’s directors:
Leona Aglukkaq, of Dundee, Nova Scotia, is an independent director of Agnico Eagle. Ms. Aglukkaq is an experienced politician and government administrator from the Kitikmeot Region of Nunavut. She was first elected as a Member of Parliament in 2008 and, in 2009, became the first Inuk in Canadian history to be appointed to Cabinet (as Minister of Health). In addition to her Federal government experience, Ms. Aglukkaq has broad public government exposure, including international diplomatic experience as Chair of the Arctic Council (2012 — 2015), a leading intergovernmental forum promoting cooperation, coordination and interaction among the Arctic states, Arctic Indigenous communities and other Arctic inhabitants on common Arctic issues, in particular on issues of sustainable development and environmental protection in the Arctic. Ms. Aglukkaq also has territorial government experience as both an elected official and a public official in the governments of Nunavut and the Northwest Territories, and as a founding member of the Nunavut Impact Review Board. In 2021, Ms. Aglukkaq received the Women in Mining Canada Indigenous Trailblazer Award. Ms. Aglukkaq is a graduate of Arctic College, NWT (Public and Business Administration) and holds a Certification in Human Resources from the University of Winnipeg. Ms. Aglukkaq has been a director of Agnico Eagle since March 11, 2021 and was on the board of directors of TMAC until its acquisition by the Company in February 2021.
Ammar Al-Joundi, of Toronto, Ontario, is President and Chief Executive Officer of Agnico Eagle, a position he has held since February 23, 2022. Prior to his appointment as President & Chief Executive Officer, Mr. Al-Joundi served as President from April 6, 2015. From September 2010 to June 2012, Mr. Al-Joundi was Senior Vice-President & Chief Financial Officer of Agnico Eagle. Prior to returning to Agnico Eagle in 2015, Mr. Al-Joundi served in various roles at Barrick Gold Corporation (“Barrick”), including as Chief Financial Officer from July 2012 to February 2015, Senior Executive Vice President from July 2014 to February 2015 and Executive Vice President from July 2012 to July 2014. Prior to joining Agnico Eagle in 2010, Mr. Al-Joundi spent 11 years at Barrick serving in various senior financial roles, including Senior Vice President of Capital Allocation and Business Strategy, Senior Vice President of Finance, and Executive Director and Chief Financial Officer of Barrick South America. Prior to joining the mining industry, Mr. Al-Joundi served as Vice President, Structured Finance at Citibank, Canada. Mr. Al-Joundi is a graduate of Western University (M.B.A. (Honours)) and the University of Toronto (BASc (Mechanical Engineering)). Mr. Al-Joundi is also a director of Canadian Imperial Bank of Commerce, a financial services company listed on TSX and NYSE. Mr. Al-Joundi has been a director of Agnico Eagle since February 2022.
Sean Boyd, FCPA, FCA, of King City, Ontario, is the Chair of the Board of Agnico Eagle. Mr. Boyd has been with Agnico Eagle since 1985. Prior to his appointment as Chair on December 31, 2023, Mr. Boyd was the Executive Chair of the Board from February 2022 until his retirement on December 31, 2023, and Vice-Chairman and Chief Executive Officer from 2015 to 2022, Vice-Chairman, President and Chief Executive Officer from 2012 to 2015, Vice-Chairman and Chief Executive Officer from 2005 to 2012, President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico Eagle since April 14, 1998.
Martine A. Celej, of Toronto, Ontario, is an independent director of Agnico Eagle. Ms. Celej is currently a Senior Portfolio Manager with RBC Dominion Securities Inc. and has been in the investment industry since 1989. Ms. Celej is a graduate of Victoria College at the University of Toronto (B.A. (Honours)). Ms. Celej has been a director of Agnico Eagle since February 14, 2011.
Jonathan Gill, P.Eng, ICD.D, of Toronto, Ontario, is an independent director of Agnico Eagle. Now retired, Mr. Gill is a Professional Engineer with more than 60 years of mining experience, including holding senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia, and is a former Employer Chair of Ontario’s Mining Legislative Review Committee and sits on the board of directors of the non-profit Mining Innovation Rehabilitation and Applied Research Corporation (MINARCO). Mr. Gill is a graduate of Sunderland Technical College (H.N.D (Mining) and First Class Certificate in Competency (Mines Manager Certificate)) and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Gill has been a director of Agnico Eagle since February 8, 2022 and was on the board of directors of KLG prior to the Merger in February 2022.
Peter Grosskopf, CFA, of Toronto, Ontario, is an independent director of Agnico Eagle. Mr. Grosskopf has more than 35 years of experience in the financial services industry. Currently, he is Chairman of SCP Resource Financial LP. Prior to this, he was Chief Executive Officer at Sprott Capital Partners and an advisor to Sprott’s Private Strategies group. Before that, Mr. Grosskopf was the Chief Executive Officer of Sprott Inc. where he was responsible for strategy and managing the firm’s private resource investment businesses. Prior to joining Sprott Inc, he was President of Cormark Securities Inc. and a co-founder of Newcrest Capital Inc. (which was acquired by the TD Bank Financial Group in 2000). Mr. Grosskopf is a CFA® charterholder and a graduate of Western University (HBA and MBA). Mr. Grosskopf has been a director of Agnico Eagle since February 8, 2022 and was on the board of directors of KLG prior to the Merger in February 2022. Mr. Grosskopf is also the Chair of the board of trustees of Alaris Equity Partners Income Trust which provides financing to private companies and is listed on the TSX.
Elizabeth Lewis-Gray, FAusIMM, FTSE, GAICD, of Ballarat, Australia, is an independent director of Agnico Eagle. Ms. Lewis-Gray is co-founder and currently Chair of technology company Gekko Systems following 25 years as Managing Director/CEO. Founder and now Patron of CEEC (Coalition for Eco-Efficient Comminution), Ms. Lewis-Gray was visionary in the establishment of this not-for-profit organization whose global vision is to reduce energy consumption and improve energy efficiency in the mining industry.
86	Annual Information Form – Year ended December 31, 2024

DIRECTORS AND OFFICERS OF THE COMPANY
Ms. Lewis-Gray has served as a member of the Australian Gold Council, the Australian Federal Government’s Innovation Australia Board and National Precincts Board and the Victorian Government’s Resources Advisory Council. She was the founding Chair of the Australian Federal Government’s Mining Equipment, Technology and Services (METS) Industry Growth Centre, METS Ignited. Ms. Lewis-Gray is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), the Australian Academy of Technology, Science and Engineering and the Securities Institute of Australia. Ms. Lewis-Gray is also involved in the renewable energy sector and is President of the Victorian Bioenergy Network. Ms. Lewis- Gray is a graduate of University of Adelaide (B.Econ.), Federation University (MBA) and Securities Institute (Diploma in Financial Securities). She holds her Directors designation with the Australian Institute of Company Directors and is a recipient of an Honorary Doctorate from Federation University. Ms. Lewis-Gray has been a director of Agnico Eagle since February 8, 2022 and was on the board of directors of KLG prior to the Merger in February 2022.
Deborah McCombe, P. Geo., of Toronto, Ontario, is an independent director of Agnico Eagle. Ms. McCombe, now retired, was most recently the Technical Director, Global Mining Advisory at SLR Consulting (“SLR”). She has over 30 years’ international experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies and was President and CEO of Roscoe Postle Associates Inc. (“RPA”) when it was purchased by SLR in 2019. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of NI 43-101. She is actively involved in industry associations as a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO); President of the Association of Professional Geoscientists of Ontario (2010 — 2011); a Director of the Prospectors and Developers Association of Canada (1999 — 2011); a CIM Distinguished Lecturer on NI 43 101; co-chair of the CIM Mineral Resource and Mineral Reserve Committee; is a member of the CSA Mining Technical Advisory and Monitoring Committee; and was a Guest Lecturer at the Schulich School of Business, MBA in Global Mine Management at York University. Ms. McCombe is a graduate of Western University (Geology). Ms. McCombe has been a director of Agnico Eagle since February 12, 2014.
Jeffrey Parr, CPA, CA, ICD.D, of Oakville, Ontario, is the Vice-Chair of the Board and an independent director of Agnico Eagle. Now retired, Mr. Parr has over 30 years of executive management experience in the mining and service provider industries. He joined Centerra Gold Inc. in 2006 and was appointed Chief Financial Officer in 2008 where he served until his retirement in 2016. From 1997 to 2006 he worked for Acres International as Chief Financial Officer and from 1988 to 1997, held progressively senior financial positions at WMC International (a subsidiary of Western Mining Corporation responsible for operations and exploration in the Americas), ultimately serving as the Company’s Executive Vice President. Mr. Parr is a Chartered Professional Accountant (CPA, CA) and is a graduate of the Western University (BA (Econ)) and McMaster University (MBA), and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Parr has been a director of Agnico Eagle since February 8, 2022 and was the Chair of the board of directors of KLG prior to the Merger in February 2022, and is also a director of Discovery Silver Corp. (a mineral exploration company traded on the TSX).
J. Merfyn Roberts, CA, of London, England, is an independent director of Agnico Eagle. Now retired, Mr. Roberts was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Roberts has been a director of Agnico Eagle since June 17, 2008, and is also a director of Newport Exploration Limited (TSXV).
Jamie Sokalsky, CPA, CA, of Toronto, Ontario, is the independent Lead Director of Agnico Eagle. Now retired, he served as the Chief Executive Officer and President of Barrick from June 2012 to September 2014. He served as the Chief Financial Officer of Barrick from 1999 to June 2012, and as its Executive Vice-President from April 2004 to June 2012. He has over 30 years of experience as a senior executive and director in the mining industry (in various positions of increasing responsibility at Barrick), including in finance, corporate strategy, project development and mergers, acquisitions and divestitures. He also served in various financial management capacities for 10 years at George Weston Limited and he began his professional career at Ernst & Whinney Chartered Accountants, a predecessor of Ernst & Young. Mr. Sokalsky received his CA designation in 1982 and is a graduate of Lakehead University (B.Comm.). Mr. Sokalsky has been a director of Agnico Eagle since June 2, 2015, and is also the Chair of the board of directors of Probe Gold Inc. (TSX) and a director of Royal Gold, Inc. (Nasdaq).
The by-laws of Agnico Eagle provide that directors will hold office for a term expiring at the next annual meeting of shareholders of Agnico Eagle or until their successors are elected or appointed or the position is vacated. The Board annually appoints the officers of Agnico Eagle, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary).
Annual Information Form – Year ended December 31, 2024	87

DIRECTORS AND OFFICERS OF THE COMPANY
Committees
The members of the Audit Committee are Jeffrey Parr (Chair), John Merfyn Roberts and Jamie Sokalsky.
The members of the Compensation Committee are Leona Aglukkaq (Chair), Martine A. Celej and Peter Grosskopf.
The members of the Corporate Governance Committee are Peter Grosskopf (Chair), Jeffrey Parr and Jamie Sokalsky.
The members of the Health, Safety, Environmental and Sustainable Development Committee are Deborah McCombe (Chair), Leona Aglukkaq, Jonathan Gill and Elizabeth Lewis-Gray.
The members of the Technical Committee are Jonathan Gill (Chair), Elizabeth Lewis-Gray, Deborah McCombe and John Merfyn Roberts.
Officers
The following is a brief biography of each of the Company’s officers (for Mr. Al-Joundi, see “Directors and Officers of the Company — Directors”):
Dominique Girard, Eng., of St. Sauveur, Quebec, is Executive Vice-President, Chief Operating Officer — Nunavut, Quebec & Europe of Agnico Eagle, a position he has held since February 2022. Prior to that he was Senior Vice-President, Operations — Canada and Europe, and before that he held a series of roles including Vice-President, Operations Support — Canada and Europe, Vice-President, Nunavut, Corporate Director with the Business Strategy and Technical Services groups, General Manager at the Meadowbank mine and Mill Superintendent at the Kittilä mine. Mr. Girard is a graduate of Laval University (B.Sc. in mineral processing). Mr. Girard is a member of the Order of Engineers (OIQ — Quebec).
Guy Gosselin, Eng., P.Geo., of Val-d’Or, Quebec, is Executive Vice-President, Exploration of Agnico Eagle, a position he has held since February 2022. Prior to that, Mr. Gosselin was Senior Vice-President, Exploration, and before that he held a series of roles including Vice-President, Exploration, Exploration Manager for Eastern Canada, Chief Geologist at the LaRonde Division and an Exploration Geologist. He first joined Agnico Eagle in 2000. Mr. Gosselin is a graduate of the Université du Québec de Chicoutimi (M.Sc.). Mr. Gosselin is a Professional Engineer and is a member of the Order of Engineers (OIQ — Quebec) and the Order of Geologists (OGQ — Quebec).
Carol-Ann Plummer-Theriault, Eng., of Bathurst, New Brunswick, is Executive Vice-President, Sustainability, People and Culture of Agnico Eagle, a position she has held since April 2024. Prior to that, she was Executive Vice-President Operational Excellence, and before that she was Senior Vice-President, Sustainability, People & Culture. She joined Agnico Eagle in 2004 and held several key positions including General Manager Lapa mine; General Manager Kittila mine; General Manager LaRonde mine; Corporate Director Mining; Senior Corporate Director — Engineering and Project Development, USA and Latin America; Vice-President, Project Development, Southern Business; Vice- President, Corporate Development, and Senior Vice-President, Sustainability. Ms. Plummer is a graduate of Queen’s University (B.Sc. in Mining Engineering) and is a Professional Engineer (Quebec).
Jamie Porter, FCPA, FCA, CPA (Illinois) of Oakville, Ontario, is Executive Vice-President, Finance, and Chief Financial Officer of Agnico Eagle, a position he has held since May 2023. Mr. Porter has over 20 years of progressive experience in the mining industry. Most recently, he was the Chief Financial Officer of Alamos Gold Inc., a position he held since 2011, after joining Alamos Gold in 2005. Prior to Alamos Gold, Mr. Porter was Controller and Corporate Secretary for a Central American-based gold producer and started his career at PwC. Mr. Porter holds a Bachelor of Administrative and Commercial Studies (University of Western Ontario) and is also a Certified Public Accountant in the United States (Illinois).
Jean Robitaille, of Oakville, Ontario, is Executive Vice-President, Chief Strategy & Technology Officer of Agnico Eagle, a position he has held since February 2022. Prior to that, he held various positions with Agnico Eagle since 1988, most recently as Senior Vice-President, Business Strategy, Technical Services and Corporate Development; Senior Vice-President, Technical Services and Business Strategy; Senior Vice-President, Technical Services and Project Development; Vice-President, Metallurgy & Marketing; General Manager, Metallurgy & Marketing and Mill Superintendent and Project Manager for the expansion of the LaRonde mill. Prior to joining Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a mining graduate of the College de l’Abitibi Témiscamingue with a specialty in mineral processing.
Natasha Vaz, P.Eng., of Vaughan, Ontario, is the Executive Vice-President, Chief Operating Officer — Ontario, Australia & Mexico, a position she has held since February 2022. Prior to her appointment, she served as Chief Operating Officer (2021-2022); Senior Vice President, Technical Services and Innovation (2020-2021); and Vice President, Technical Services (2019- 2020) for KLG. Earlier in her career, she served as Vice President, Technical Services for Tahoe Resources Inc., and positions of increasing seniority at Lake Shore Gold Corp. Ms. Vaz is a Professional Engineer with over 20 years of operational and technical experience in the mining industry. She is a member of the Board of Directors of the Ontario Mining Association. Ms. Vaz holds a Bachelor of Applied Sciences, Mineral Engineering (University of Toronto) and an Executive MBA (Kellogg-Schulich School of Management).
Chris Vollmershausen, of Toronto, Ontario, is Executive Vice-President, Legal, General Counsel & Corporate Secretary of Agnico Eagle, a position he has held since February 2022. Prior to that, he was Senior Vice-President, Legal, General Counsel & Corporate Secretary; Vice-President, Legal and Corporate Secretary; and Vice-President, Legal. Mr. Vollmershausen joined Agnico Eagle in 2014 as Corporate Director, Legal. Prior to joining Agnico Eagle, Mr. Vollmershausen was in-house counsel at a Canadian based international manufacturing company and worked as a corporate securities lawyer for a prominent Toronto law firm. Mr. Vollmershausen is a graduate of University of Western, Ontario (HBA and LL.B.).
88	Annual Information Form – Year ended December 31, 2024

DIRECTORS AND OFFICERS OF THE COMPANY
Shareholdings of Directors and Officers
As at February 21, 2025, the directors and officers of Agnico Eagle, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 558,337 common shares or approximately 0.11% of the 501,729,505 issued and outstanding common shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as described below, no director or officer of the Company is, or within 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Except as described below, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (i) is, or within 10 years prior to the date hereof has been, a director or officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.
No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Ms. Aglukkaq, a director of the Company, was a director of North Bud Farms Inc. (“NBFI”) from May 7, 2018 until her resignation on February 16, 2021. On March 31, 2020, a management cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the “March Order”). On June 2, 2020, the March Order was revoked and a failure-to-file cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the “June Order” and, together with the March Order, the “NBFI Orders”). The NBFI Orders were issued in response to NBFI’s failure to file certain periodic disclosure documents in connection with the year ended November 30, 2019 by the applicable filing deadlines. The June Order remains outstanding.
Conflicts of Interest
To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers of the Company serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other company.
Annual Information Form – Year ended December 31, 2024	89

AUDIT COMMITTEE
AUDIT COMMITTEE
The Audit Committee has two primary objectives. The first is to advise the Board in its oversight responsibilities regarding:
•
the quality and integrity of the Company’s financial reports and information;

•
the Company’s compliance with legal and regulatory requirements;

•
the effectiveness of the Company’s internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

•
the performance of the Company’s auditing, accounting and financial reporting functions;

•
the fairness of related party agreements and arrangements between the Company and related parties; and

•
the independent auditors’ performance, qualifications and independence.

The second primary objective of the Audit Committee is to prepare the reports required to be included in management information circulars of the Company in accordance with applicable laws or the rules of applicable securities regulatory authorities.
The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee charter is attached as Schedule A to this AIF.
Composition of the Audit Committee
The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Parr (Chair), Mr. Roberts and Mr. Sokalsky), each of whom is financially literate, as the term is used in the CSA’s Multilateral Instrument 52-110 — Audit Committees. In addition, each member of the Audit Committee is a Chartered Accountant; the Board has determined that each of them qualifies as an audit committee financial expert, as the term is defined in the rules of the SEC.
Relevant Education and Experience
The education and experience of each member of the Audit Committee is set out under “Directors and Officers of the Company — Directors” above.
Pre-Approval Policies and Procedures
In 2003, the Audit Committee established a policy to pre-approve all services provided by the Company’s independent public auditor, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation and regulations. All fees paid to Ernst & Young LLP in 2024 were pre-approved by the Audit Committee.
External Auditor Service Fees
Ernst & Young LLP has served as the Company’s independent public auditor for each of the fiscal years ended December 31, 2024 and 2023. Fees paid to Ernst & Young LLP in 2024 and 2023 are set out below.
	Year Ended December 31
	2024	2023
	(C$ thousands)
Audit fees	9,088	7,866
Audit-related fees(1)	154	262
Tax fees(2)	915	549
All other fees(3)	176	52
Total(4)	10,333	8,729
Notes:
(1)
Audit-related fees consist of fees billed for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company’s financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of SOX.

(2)
Tax fees were billed for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.

90	Annual Information Form – Year ended December 31, 2024

AUDIT COMMITTEE
(3)
All other fees were billed for services other than the services described above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

(4)
No other fees were billed to auditors in the previous two years.

Annual Information Form – Year ended December 31, 2024	91

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Neither the Company nor any of its properties is currently, and was not during the financial year 2024, a party to or the subject to any legal proceedings, nor are any such proceedings known to be contemplated, that involve a material claim for damages within the meaning of applicable securities legislation.
There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the 2024 financial year, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the 2024 financial year.
92	Annual Information Form – Year ended December 31, 2024

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as described in this AIF, since January 1, 2022, no director, officer or 10% shareholder of the Company or any associate or affiliate of any such person or shareholder, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.
Annual Information Form – Year ended December 31, 2024	93

TRANSFER AGENT AND REGISTRAR
TRANSFER AGENT AND REGISTRAR
The registrar and transfer agent for the Company’s common shares is Computershare Trust Company of Canada, Toronto, Ontario.
94	Annual Information Form – Year ended December 31, 2024

MATERIAL CONTRACTS
MATERIAL CONTRACTS
The Company believes that it does not have any material contracts as defined in National Instrument 51-102 – Continuous Disclosure Obligations. Below is a brief description of certain financial contracts involving the Company (none of which are considered material to the Company).
Credit Facilities
Credit Facility
On February 12, 2024, the Company replaced its $1.2 billion unsecured revolving Old Credit Facility with a new $2.0 billion unsecured revolving Credit Facility with a group of financial institutions. On the same day, the Company drew $200.0 million on the Credit Facility and used the proceeds of such draw to repay the Old Credit Facility and the facility was terminated. The Credit Facility provides for an uncommitted accordion feature that permits the Company to request an increase in the principal amount available under the facility by up to $1.0 billion. No increase to the principal amount available under the Credit Facility is permitted under to the accordion feature unless one or more lenders agree to increase their commitments or a new lender agrees to make a commitment under the New Credit Facility. The Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. The Company, with the consent of lenders representing greater than 50% of the aggregate commitments under the New Credit Facility, may extend the term such consenting lenders’ commitments under the facility to a date that is no later than the fifth anniversary of the effective date of such extension.
The Credit Facility is available in US dollars through Secured Overnight Financing Rate (“SOFR”) and base rate advances, or in Canadian dollars through Canadian Overnight Repo Rate Average (“CORRA”) and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The Credit Facility also provides for the issuance of letters of credit, priced at a rate that ranges from 0.6% to 2.00%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the New Credit Facility. In each case, the applicable margin, letter of credit fees, or standby fees vary depending on the Company’s credit rating.
The Company’s payment and performance obligations under the Credit Facility are not guaranteed by any of its subsidiaries. The Company is required to provide guarantees from certain of its subsidiaries if any existing indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating, or if the Company incurs new indebtedness for borrowed money and provides guarantees of such new indebtedness from any of its subsidiaries. The Credit Facility contains customary covenants, limiting certain actions of the Company and its material subsidiaries, and customary events of default for a borrower with the Company’s credit profile. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.
As at February 21, 2025, there was approximately $23.8 million in the aggregate outstanding under the Credit Facility.
Term Loan Facility
On April 20, 2023, the Company entered into a credit agreement with two financial institutions that provides a $600 million unsecured term credit facility (the “Term Loan Facility”). The Company drew the full amount of the Term Loan Facility on April 28, 2023 and used the proceeds to repay a portion of the principal amount that was outstanding under the Company’s then current credit facility. The Term Loan Facility was scheduled to mature and all indebtedness thereunder were to become due and payable on April 21, 2025. The Term Loan Facility was made available to the Company as a single advance in US dollars and may be utilized by the Company through SOFR and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%, depending on the Company’s credit rating. Payment and performance of the Company’s obligations under the Term Loan Facility were guaranteed by certain of its material subsidiaries (the “Guarantors”).
At the time it was executed, the Term Loan Facility contained covenants that limited the actions of the Company and the Guarantors in the same manner and to the same extent as under the Old Credit Facility. The Company was also required to maintain a total net debt to EBITDA ratio below a specified maximum value. The events of default under the Term Loan Facility were the same as the events of default under the Company’s then credit facility.
On February 12, 2024, contemporaneous with the execution of the Credit Facility, the Company amended and restated the Term Loan Facility to release the guarantees that had previously been delivered by the Guarantors, to provide that guarantees may be required in the future under the same conditions as noted above for the Credit Facility and to align the covenants, including the net debt to capitalization ratio, and the events of default with the covenants and events of default under the Credit Facility.
On December 31, 2024, the Company repaid the remaining outstanding amount of $325 million on the Term Loan Facility and the Term Loan Facility terminated.
Note Purchase Agreements
On July 24, 2012, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 4.87% Series A senior notes due 2022 and $100 million 5.02% Series B senior notes due 2024 (the
Annual Information Form – Year ended December 31, 2024	95

MATERIAL CONTRACTS
“2012 Note Purchase Agreement”). The Series A and Series B senior notes under the 2012 Note Purchase Agreement matured and were repaid in 2022 and 2024 respectively.
On September 30, 2015, the Company entered into a note purchase agreement with Ressources Québec Inc., a subsidiary of Investissement Québec, providing for the issuance of $50 million principal amount of 4.15% senior unsecured notes due 2025 (the “2015 Note Purchase Agreement”).
On June 30, 2016, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 4.54% Series A senior notes due 2023, $200 million 4.84% Series B senior notes due 2026 and $50 million 4.94% Series C senior notes due 2028 (the “2016 Note Purchase Agreement”). The Series A senior notes under the 2016 Note Purchase Agreement matured and were repaid in 2023.
On May 5, 2017, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $40 million 4.42% Series A senior notes due 2025, $100 million 4.64% Series B senior notes due 2027, $150 million 4.74% Series C senior notes due 2029 and $10 million 4.89% Series D senior notes due 2032 (the “2017 Note Purchase Agreement”).
On February 27, 2018, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $45 million 4.38% Series A senior notes due 2028, $55 million 4.48% Series B senior notes due 2030 and $250 million 4.63% Series C senior notes due 2033 (the “2018 Note Purchase Agreement”).
On April 7, 2020, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of notes consisting of $100 million 2.78% Series A senior notes due 2030 and $100 million 2.88% Series B senior notes due 2032 (the “2020 Note Purchase Agreement”, and together with the 2012 Note Purchase Agreement, the 2015 Note Purchase Agreement, the 2016 Note Purchase Agreement, the 2017 Note Purchase Agreement and the 2018 Note Purchase Agreement, the “Note Purchase Agreements”).
Payment and performance of the Company’s obligations under the Note Purchase Agreements and the notes issued pursuant thereto are guaranteed by certain of the Company’s subsidiaries.
The Note Purchase Agreements contain restrictive covenants that limit, among other things, the ability of an Obligor to:
•
enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis upon terms no less favourable to the Obligor than would be obtainable in a comparable arm’s length transaction;

•
amalgamate or otherwise transfer all or substantially all of its assets;

•
carry on business other than those related to mining or a business ancillary or complementary to mining;

•
create liens on its existing or future assets, other than permitted liens;

•
incur subsidiary indebtedness where the relevant subsidiary is an obligor; and

•
make sales or other dispositions of material assets.

The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value and, except with respect to the 2018 Note Purchase Agreement and the 2020 Note Purchase Agreement, to maintain a minimum tangible net worth. Events of default under the Note Purchase Agreements include, among other things:
•
the failure to pay principal or make whole amounts when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

•
the breach by the Company of any other term or covenant that is not cured within 30 business days after the earlier of written notice of the breach having been given to the Company or actual knowledge of the breach is obtained;

•
the finding that any representation or warranty made by an Obligor was false or incorrect in any material respect on the date as of which it was made;

•
a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and

•
various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

The Note Purchase Agreements provide that, upon the occurrence of certain events of default, the notes automatically become due and payable without any further action.
In addition, the Note Purchase Agreements contain a “Most Favored Lender” clause which acts to incorporate into the Note Purchase Agreements any grace periods upon an event of default that are shorter in the Credit Facility than in the Note Purchase Agreements. The 2018 Note Purchase Agreement’s and the 2020 Note Purchase Agreement’s “Most Favored Lender” clauses also provide that if the terms of the Credit Facility or any debt securities issued by the Company in the future contain a tangible net worth covenant, the covenant will be deemed incorporated by reference into the 2018 Note Purchase Agreement and the 2020 Note Purchase Agreement, as applicable.
96	Annual Information Form – Year ended December 31, 2024

INTERESTS OF EXPERTS
INTERESTS OF EXPERTS
Ernst & Young LLP is the external auditor of the Company and has confirmed that it is (i) independent with respect to the Company within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Company within the meaning of the U.S. Securities Act of 1933, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).
None of Alexandre Proulx, Eng., Andre Leite, P.Eng, Carol Plummer, Eng., Claude Bolduc, P.Eng, , Dany Laflamme, Eng., David Paquin Bilodeau, P.Geo., David Pitre, P.Eng., P.Geo., Denis Caron, Eng., Devin Wilson, P.Eng, Dominique Girard, Eng., Dyane Duquette, P.Geo., Francois Bouchard, P.Geo., François Petrucci, Eng., François Robichaud, Eng., Guy Gagnon, P.Eng., Guy Gosselin, Eng., P.Geo., Julie Larouche, P.Geo., Karl Leetma, P. Eng., Larry Connell, P.Eng., Nicole Houle, P.Geo., Natasha Vaz, P.Eng., Pascal Lehouiller, P.Geo., Paul Cousin, Eng., Pierre McMullen, P. Eng., Pierre-Olivier Richard, P.Eng., Robert Badiu, P.Geo., Sylvie Lampron, Eng, Veronika Raizman, P.Geo., Vincent Dagenais, P.Eng., Yanick Létourneau, P.Eng. (each, a “Qualified Person”), each of whom has prepared or certified a report under NI 43-101 or approved scientific and technical information referenced in a filing made by the Company under National Instrument 51-102 — Continuous Disclosure Obligations during or relating to the Company’s most recently completed financial year, has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, each of the Qualified Persons beneficially owns, directly or indirectly, less than one percent of any outstanding securities of the Company or any associate or affiliate of the Company. Each of the Qualified Persons is, or was at the time such person prepared or certified the relevant report under NI 43-101 or approved the relevant scientific and technical information, an officer or employee of the Company and/or one or more of its associates or affiliates.
Annual Information Form – Year ended December 31, 2024	97

ADDITIONAL INFORMATION
ADDITIONAL INFORMATION
Additional information relating to the Company can be found on the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca, on the SEC’s website at www.sec.gov and on the Company’s website at www.agnicoeagle.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular relating to its most recent annual meeting of shareholders of the Company. Additional financial information is provided in the Annual Financial Statements and Annual MD&A.
98	Annual Information Form – Year ended December 31, 2024

SCHEDULE “A” AUDIT COMMITTEE CHARTER OF THE COMPANY
SCHEDULE “A”
AUDIT COMMITTEE CHARTER OF THE COMPANY
This Charter shall govern the activities of the audit committee (the “Audit Committee”) of the board of directors (the “Board of Directors”) of Agnico Eagle Mines Limited (the “Corporation”).
I.
PURPOSE OF THE AUDIT COMMITTEE

The Audit Committee shall: (a) assist the Board of Directors in its oversight responsibilities with respect to: (i) the integrity of the Corporation’s and its subsidiaries’ financial statements, (ii) the Corporation’s compliance with legal and regulatory requirements, (iii) the external auditor’s qualifications and independence, and (iv) the performance of the Corporation’s internal and external audit functions; and (b) prepare any report of the Audit Committee required to be included in the Corporation’s annual report, proxy material or other filings. The head of the Corporation’s internal audit function and the external auditors shall have direct and ready access to the chair of the Audit Committee (the “Chair”).
The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter.
II.
COMPOSITION

The Audit Committee shall be comprised of a minimum of three directors. No member of the Audit Committee shall be an officer or employee of the Corporation or any of its affiliates for the purposes of applicable corporate statutes. Each member of the Audit Committee shall be an unrelated and independent director as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.
Each member of the Audit Committee shall be financially literate. Unless the Audit Committee shall otherwise determine, a member of the Audit Committee shall be considered to be financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
At least one member of the Audit Committee shall be a financial expert as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.
The members of the Audit Committee shall be appointed by the Board of Directors annually at the first meeting of the Board of Directors after a meeting of the shareholders at which directors are elected, or otherwise by resolution of the Board of Directors following such meeting of shareholders, and shall serve until: the next annual meeting of the shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board of Directors. The Board of Directors shall designate one member of the Audit Committee as the Chair or, if it fails to do so, the members of the Audit Committee shall appoint the Chair from among its members.
No member of the Audit Committee may earn fees from the Corporation or any of its subsidiaries other than directors fees (which fees may include cash, shares, restricted share units and/or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Audit Committee shall accept any consulting, advisory or other compensatory fee from the Corporation.
III.
MEETINGS

The Audit Committee shall meet at least quarterly or more frequently as required.
As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board of Directors approve the annual audited financial statements or at which the Audit Committee reviews the quarterly financial statements, the Audit Committee shall meet in a separate session with the external auditor and, if desired, with management and/or the internal auditor. In addition, the Audit Committee or the Chair shall meet with management quarterly to review the Corporation’s financial statements as described in Section IV.5 below and the Audit Committee or a designated member of the Audit Committee shall meet with the external auditors to review the Corporation’s financial statements on a quarterly or other regular basis as the Audit Committee may deem appropriate.
The Audit Committee shall seek to act on the basis of consensus, but an affirmative vote of a majority of members of the Audit Committee participating in any meeting of the Audit Committee shall be sufficient for the adoption of any resolution.
Annual Information Form – Year ended December 31, 2024	A-1

SCHEDULE “A” AUDIT COMMITTEE CHARTER OF THE COMPANY
IV.
RESPONSIBILITIES AND DUTIES

The Audit Committee’s primary responsibilities are to:
General
1.
review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board of Directors;

2.
report to the Board of Directors regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;

3.
follow the process established for all committees of the Board of Directors for assessing the Audit Committee’s performance;

Documents/Reports Review
4.
review the Corporation’s financial statements and related management’s discussion and analysis, Annual Information Form (“AIF”) and related Form 40-F, Annual Report and any other significant annual reports of a financial nature or other significant financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board of Directors and publicly disclosed;

5.
review with the Corporation’s management and the external auditors, the Corporation’s quarterly financial statements and related management’s discussion and analysis, before they are released;

6.
ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;

7.
review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;

8.
review with the Corporation’s management any press release of the Corporation which contains significant financial information (including any “pro forma” or “adjusted” non-GAAP information);

9.
review and assess, on a quarterly basis, management’s risk assessment and risk management strategies including hedging and derivative strategies;

External Auditors
10.
recommend external auditor’s nominations to the Board of Directors to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

11.
approve the fees and other compensation to be paid to the external auditors;

12.
pre-approve all significant non-audit engagements to be provided to the Corporation with the external auditors;

13.
require the external auditors to submit to the Audit Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Corporation and discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

14.
recommend to the Board of Directors any action required to ensure the independence of the external auditors;

15.
advise the external auditors of their ultimate accountability to the Board of Directors and the Audit Committee;

16.
oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attestation services for the Corporation;

17.
evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including (i) reviewing and evaluating the lead partner on the external auditors’ engagement with the Corporation, (ii) considering whether the external auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the external auditors’ independence, (iii) determine the rotation of the lead external audit partner and the external audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;

18.
present the Audit Committee’s conclusions with respect to its evaluation of the external auditors to the Board of Directors and take such additional action to satisfy itself of the qualifications, performance and independence of the external auditors and make further recommendations to the Board of Directors as it considers necessary;

19.
obtain and review a report from the external auditors at least annually regarding: the external auditors’ internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; and any steps taken to deal with any such issues;

20.
establish practices for the Corporation’s hiring of employees or former employees of the external auditors;

A-2	Annual Information Form – Year ended December 31, 2024

SCHEDULE “A” AUDIT COMMITTEE CHARTER OF THE COMPANY
Internal Auditor
21.
receive regular quarterly reports from the Corporation’s internal auditor on the scope and material results of its internal audit activities, based on the Internal Audit Charter;

22.
review and discuss the Corporation’s Code of Business Conduct and Ethics and the actions taken to monitor and enforce compliance with the Corporation’s Code of Business Conduct and Ethics;

23.
establish procedures for:

i)
the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters;

ii)
the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters; and

iii)
compliance with applicable foreign corrupt practices legislation, guidelines and practices;

Fraud Prevention and Detection
24.
oversee and assess management’s controls and processes to prevent and detect fraud;

25.
receive periodic reports from the internal auditor on findings of fraud as well as significant findings regarding the design and/or operation of internal controls and management responses;

Financial Reporting Process
26.
periodically discuss the integrity, completeness and accuracy of the Corporation’s internal controls and the financial statements with the external auditors in the absence of the Corporation’s management;

27.
in consultation with the external auditors, review the integrity of the Corporation’s financial internal and external reporting processes;

28.
consider the external auditors’ assessment of the appropriateness of the Corporation’s auditing and accounting principles as applied in its financial reporting;

29.
review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Corporation’s auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;

30.
review and discuss with the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) the procedures undertaken in connection with the CEO and CFO certifications for the interim and annual filings with applicable securities regulatory authorities;

31.
review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

32.
establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management’s preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

33.
discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management, the head of internal audit or the external auditors;

34.
resolve any disagreements between management and the external auditors regarding financial reporting;

35.
review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

36.
retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board of Directors for such purposes);

37.
discuss any management or internal control letters or proposals to be issued by the external auditors of the Corporation;

Disclosure Controls and Procedures
38.
obtain and review the statement of Corporate Disclosure Controls, Procedures and Policies prepared by the disclosure committee of the Board of Directors and, if appropriate, approve the disclosure controls and procedures set out in such statement and any changes made thereto;

Annual Information Form – Year ended December 31, 2024	A-3

SCHEDULE “A” AUDIT COMMITTEE CHARTER OF THE COMPANY
39.
discuss with the CEO and CFO any reasons for which any of the following certifications cannot be given by the CEO and CFO:

(a)
certifications that reports to be filed with Canadian securities regulatory authorities, the United States Securities and Exchange Commission and any other applicable regulatory agency:

(i)
have been prepared in accordance with the Corporation’s disclosure controls and procedures; and

(ii)
contain no material misrepresentations or omissions and fairly presents, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;

(b)
certifications that the CEO and CFO have concluded that the disclosure controls and procedures are effective as of the end of the period covered by the reports described in item 39(a);

Legal Compliance
40.
confirm that the Corporation’s management has the proper review system in place to ensure that the Corporation’s financial statements, reports, press releases and other financial information satisfy legal requirements;

41.
review legal compliance matters with the Corporation’s legal counsel;

42.
review with the Corporation’s legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Corporation’s financial statements;

43.
conduct or authorize investigations into matters within the Audit Committee’s scope of responsibilities;

44.
perform any other activities in accordance with this Charter, the Corporation’s by-laws and governing law that the Audit Committee or the Board of Directors deems necessary or appropriate;

Related Party Transactions
45.
review the financial reporting of any transaction between the Corporation and any officer, director or other “related party” as defined within the Corporation’s Accounting Policy (including any shareholder holding an interest greater than 5% in the Corporation) or any entity in which any such person has a financial interest;

Cyber-Security
46.
oversee the Corporation’s cyber security program;

Reporting and Powers
47.
report to the Board of Directors following each meeting of the Audit Committee and at such other times as the Board of Directors may consider appropriate; and

48.
exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

IV.
LIMITATION OF RESPONSIBILITY

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with international financial reporting standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.
A-4	Annual Information Form – Year ended December 31, 2024

SCHEDULE “B” GLOSSARY OF SELECTED MINING TERMS
SCHEDULE “B”
GLOSSARY OF SELECTED MINING TERMS
“alteration”
Any physical or chemical change in the mineral composition of a rock subsequent to its formation, generally produced by weathering or hydrothermal solutions. Milder and more localized than metamorphism.

“anastomosing”	A network of branching and rejoining fault or vein surfaces or surface traces.
“assay”	To analyze the proportions of metals in an ore; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.
“brecciated”	A rock in which angular rock fragments are surrounded by a mass of fine-grained minerals.
“brittle”	Of minerals, proneness to fracture under low stress. A quality affecting behaviour during comminution of ore, whereby one species fractures more readily than others in the material being crushed.
“by-product”	A secondary metal or mineral product recovered from the processing of rock.
“carbon-in-leach” or “CIL”
A precious metals recovery step in the mill. Gold and silver are leached from the ground ore and at the same time adsorbed onto granules of activated carbon, which is then separated by screening and processed to remove the precious metals.

“carbon-in-pulp” or “CIP”
A precious metals recovery step in the mill. After gold and silver have been leached from ground ore, they are adsorbed onto granules of activated carbon, which is then separated by screening and processed to remove the precious metals. A CIP circuit comprises a series of tanks through which leached slurry flows. Gold is captured onto captive activated carbon that will periodically be moved counter- currently from tank to tank. Head tank carbon is extracted periodically to further recover adsorbed gold before being returned to the circuit tails tank.

“chalcopyrite”	A sulphide mineral of copper and iron.
“concentrate”	The clean product recovered by froth flotation in the plant.
“conglomerate”	A coarse-grained sedimentary rock composed of rounded fragments set in a fine- grained cemented matrix.
“contact”	A plane or irregular surface between two types or ages of rock.
“crosscut”	An underground passage driven from a shaft, ramp or drift towards the ore, at (or near) right angles to the strike of a vein or other orebody.
“cut-off grade”	The minimum metal grade in an ore that can be mined economically.
“cyanidation”
A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving (leaching) it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors (heap leach).

“deposit”	A natural occurrence of mineral or mineral aggregate, in such quantity and quality to invite exploitation.
“development”	The preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimated. Development is an intermediate stage between exploration and mining.
“diamond drill”
A drilling machine with a rotating, hollow, diamond-studded bit that cuts a circular channel around a core, which can be recovered to provide a more-or-less continuous and complete columnar sample of the rock penetrated.

Annual Information Form – Year ended December 31, 2024	B-1

SCHEDULE “B” GLOSSARY OF SELECTED MINING TERMS
“dike”	An earthen embankment, as around a drill sump or tank, or to impound a body of water or mill tailings. Also, a tabular body of igneous rock that cuts across the structure of adjacent rocks.
“dilution”	The contamination of ore with barren wall rock in stoping, increasing tonnage mined and lowering the overall ore grade.
“dip”	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
“disseminated”
Said of a mineral deposit (especially of metals) in which the desired minerals occur as scattered particles in the rock, but in sufficient quantity to make the deposit an ore. Some disseminated deposits are very large.

“dore”	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
“drift”	A horizontal opening in or near an orebody and parallel to the long dimension of the orebody, as opposed to a crosscut that crosses the orebody.
“electrowinning”	An electrochemical process in which a metal dissolved within an electrolyte is plated onto an electrode. Used to recover metals such as copper and gold from solution in the leaching of concentrates.
“envelope”
1.
The outer or covering part of a fold, especially of a folded structure that includes some sort of structural break.

2.
A metamorphic rock surrounding an igneous intrusion.

3.
In a mineral, an outer part different in origin from an inner part.

“fault”
A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. The displacement may be a few inches or many kilometres long.

“feasibility study”
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations, together with any other relevant operational factors and a detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

“felsic”	A term used to describe light-coloured rocks containing feldspar, feldspathoids and silica
“flotation”
The method of mineral separation in which a froth created by a variety of reagents floats some finely crushed minerals, whereas other minerals sink. The metal-rich flotation concentrate is then skimmed off the surface.

“foliation”	A general term for a planar arrangement of features in any type of rock, especially the planar structure that results in a metamorphic rock.
“footwall”	The rock beneath an inclined vein or ore deposit (opposite of a hanging wall).
“fracture”	Any break in a rock, whether or not it causes displacement, due to mechanical failure by stress; includes cracks, joints and faults.
“free gold”	Gold not combined with other substances.
B-2	Annual Information Form – Year ended December 31, 2024

SCHEDULE “B” GLOSSARY OF SELECTED MINING TERMS
“grade”	The relative quantity or the percentage of metal content of an orebody (e.g., grams of gold per tonne of rock or percent copper).
“greenstone belt”	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.
“hanging wall”	The rock on the upper side of a vein or ore deposit.
“igneous rock”	Rock formed by the solidification of molten material that originated within the Earth.
“indicated mineral resource”
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves

“inferred mineral resource”
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be upgraded to a higher category. Investors are cautioned not to assume that part of or all of an inferred mineral resource exists, or is economically or legally mineable.

“intrusive”	A body of igneous rock formed by the consolidation of magma intruded below surface into other rocks, in contrast to lava, which is extruded upon the Earth’s surface.
“iron formation”	A chemical sedimentary rock, typically thin-bedded or finely laminated, containing at least 15% iron of sedimentary origin and commonly containing layers of chert
“leaching”	A chemical process for the extraction of valuable minerals from ore; also, a natural process by which ground waters dissolve minerals.
“lens”	A geological deposit that is thick in the middle and tapers towards the ends, resembling a convex lens.
“lode”	A mineral deposit consisting of a zone of veins, veinlets or disseminations.
“longitudinal retreat”	An underground mining method where the ore is excavated in horizontal slices along the orebody and the stoping starts below and advances upwards. The ore is recovered underneath in the stope.
“mafic”	Igneous rocks composed mostly of dark, iron- and magnesium-rich silicate minerals.
“massive”
Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or vein-like deposit. Said of any rock that has a homogeneous texture or fabric over a large area, with an absence of layering or any similar directional structure.

“matrix”	The fine-grained rock material in which a larger mineral is embedded.
Annual Information Form – Year ended December 31, 2024	B-3

SCHEDULE “B” GLOSSARY OF SELECTED MINING TERMS
“measured mineral resource”
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.

“metamorphism”	The process by which the form or structure of sedimentary or igneous rocks is changed by heat and pressure.
“mill”	A mineral treatment plant in which crushing, wet grinding and further treatment of ore is conducted; also a revolving drum used for the grinding of ore in preparation for treatment.
“mineral reserve”
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource”
A concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Investors are cautioned not to assume that any part or all of the mineral deposits in any category of resources will ever be converted into mineral reserves.

“muck”	Finely blasted rock (ore or waste) underground.
“net smelter return royalty” or “NSR Royalty”
A royalty payment made by a producer of metals based on the proceeds from the sale of mineral products after deducting off-site processing and distribution costs including smelting, refining, transportation and insurance costs.

“ounce”	A measurement of weight, especially used for gold, silver and platinum group metals. 1 troy ounce = 31.1035 grams.
“outcrop”	The part of a rock formation that appears at the surface of the Earth.
“oxidation”	A chemical reaction caused by exposure to oxygen, which results in a change in the chemical composition of a mineral.
“pillarless mining”	A mining method whereby stopes are mined sequentially which removes the usage of temporary pillars. This method is distinct from primary-secondary stope mining method.
“plunge”	The inclination of a fold axis or other linear structure from a horizontal plane, measured in the vertical plane.
“polydeformed”	A rock that has been subjected to more than one instance of folding, faulting, shearing, compression or extension as a result of various tectonic forces.
“porphyritic”	Rock texture in which one or more minerals has a larger grain size than the accompanying minerals.
B-4	Annual Information Form – Year ended December 31, 2024

SCHEDULE “B” GLOSSARY OF SELECTED MINING TERMS
“porphyry”	Any igneous rock in which relatively large crystals are set in a fine-grained groundmass.
“preliminary feasibility study” or “pre-feasibility study”
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method (in the case of underground mining) or the pit configuration (in the case of an open pit) is established, and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

“probable mineral reserve”	The economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.
“proven mineral reserve”	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study
“pyrite”	A yellow iron sulphide mineral, FeS2, normally of little value. It is sometimes referred to as “fool’s gold”.
“recovery”	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
“rock burst”	A sudden and often violent breaking of a mass of rock from the walls of a mine, caused by failure of highly stressed rock and the rapid release of accumulated strain energy.
“sandstone”	A sedimentary rock consisting of grains of sand cemented together.
“schist”
A strongly foliated crystalline rock that can be readily split into thin flakes or slabs due to the well-developed parallelism of more than 50% of the minerals present in it, such as mica or hornblende.

“sedimentary rocks”	Rocks resulting from the consolidation of loose sediment that has accumulated in layers. Examples are limestone, shale and sandstone.
“semi-autogenous grinding” or “SAG”	A method of grinding rock whereby larger chunks of the rock itself and steel balls form the grinding media.
“shear” or “shearing”	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing metamorphic structures such as cleavage and schistosity.
“shear zone”	A tabular zone of rock that has been crushed and brecciated by many parallel fractures due to shear stress. Such an area is often mineralized by ore-forming solutions.
“slurry”	Fine rock particles in circulating water in a treatment plant.
“stope”	1. Any excavation in a mine, other than development workings, made for the purpose of extracting ore. 2. To excavate ore in an underground mine.
“strike”	The direction, or bearing from true north, of a horizontal line on a vein or rock formation at right angles to the dip.
“stringers”	Mineral veinlets or filaments occurring in a discontinuous subparallel pattern in a host rock.
“sulphide”	A mineral characterized by the linkage of sulphur with a metal, such as pyrite (FeS2).
Annual Information Form – Year ended December 31, 2024	B-5

SCHEDULE “B” GLOSSARY OF SELECTED MINING TERMS
“tabular”	Said of a feature having two dimensions that are much larger or longer than the third, such as a dike.
“tailings”	Material discharged from a mill after the economically and technically recoverable valuable minerals have been extracted.
“tailings dam” or “tailings impoundment” or “tailings pond”
Area closed at the lower end by a constraining wall or dam to which tailings are sent, the prime function of which is to allow enough time for metals to settle out or for cyanide to be naturally destroyed before the water is returned to the mill or discharged into the local watershed.

“thickener”	A vessel for reducing the proportion of water in a pulp by means of sedimentation.
“thickness”	The distance at right angles between the hanging wall and the footwall of a lode or lens.
“tonne”	A metric measurement of mass. 1 tonne = 1,000 kilograms = 2,204.6 pounds = 1.1 tons.
“transverse open stoping”
An underground mining method in which the ore is excavated in horizontal slices perpendicular to the orebody length and the stoping starts below and advances upwards. The ore is recovered underneath the stope through a drawpoint system.

“trench”	A narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure for sampling or observation.
“vein”	A mineral filling of a fault or other fracture in a host rock.
“wacke”	A “dirty” sandstone that consists of a mixture of poorly sorted mineral and rock fragments in an abundant matrix of clay and fine silt.
“winze”	An internal mine shaft.
“Zadra elution circuit”	The process in this part of a gold mill strips gold and silver from carbon granules and puts them into solution.
“zone”	An area of distinct mineralization (i.e., a deposit)
B-6	Annual Information Form – Year ended December 31, 2024